Annual Report 2011


11007778


RECEIVED
AUG 0 8 2011


PATTERSON
COMPANIES, INC.

Strengthening the productivity and outcomes of dental, veterinary, and rehabilitation practitioners

ABOUT PATTERSON

Patterson Companies, Inc. (Nasdaq: PDCO) is a $3.4 billion value-added distributor serving the dental, companion-pet veterinary and rehabilitation markets.

PATTERSON DENTAL

- One of North America's largest, full-service dental distributors
- Estimated 33% market share of estimated $6.8 billion market
- Single-source, value-added platform
- #1 distributor of dental equipment
- Leading provider of next-generation CAD/CAM and digital technologies
- Industry's largest sales force with over 1,500 field representatives
- Nearly 100 branches spanning U.S. and Canada
- Trusted and respected name in dental industry

WEBSTER VETERINARY

- Nation's second largest distributor of companion-pet veterinary supplies, equipment, software and pharmaceuticals
- Estimated 21% market share of $3.2 billion market
- Serves market with 230 sales representatives in 17 branches
- Single-source, full-service capability
- Offers widest range of consumables in industry
- Equipment and value-added services
- Growing range of technology solutions

PATTERSON MEDICAL

- World's leading distributor of rehabilitation supplies and assistive living products
- Estimated 12% market share of estimated $5 - $6 billion market
- 3x-4x larger than nearest competitor
- Only single-source of supply in rehabilitation industry
- Global sales with operations in North America, U.K., France and Australia
- Owns/manufactures many leading brands
- Over 280 sales representatives in 18 branches
- Industry consolidator



Fiscal 2011 Revenue Mix


65%
Patterson Dental
$2.2 billion
Webster Veterinary
$674.9 million
Patterson Medical
$504.7 million

Patterson Technology Center

The Patterson Technology Center provides Patterson's three businesses with an unrivaled competitive and value-added advantage. Scheduled to move into a new 100,000-square-foot facility this fall, the PTC provides development, integration and customer support services for:

- **Practice management, imaging and patient education software**
- **Digital radiography devices**
- **The CEREC® dental restoration system**
- **Patterson-branded computer hardware**
- **Electronic services, including claims, statements and credit card processing**
- **Field services, including the eMagine order/entry system, web sites and smartphone capabilities.**

Financial Highlights

(dollars in thousands, except per share amounts)

Year Ended	4/30/2011	4/24/2010	% Change	4/25/2009
Net sales	$ 3,415,670	$ 3,237,376	6%	$ 3,094,227
Gross profit	1,144,225	1,089,401	5%	1,043,524
Operating income	376,008	355,291	6%	346,226
Net income	225,385	212,254	6%	199,635
Earnings per share-diluted	$ 1.89	$ 1.78	6%	$ 1.69
Cash and cash equivalents	$ 388,665	$ 340,591		$ 158,065
Working capital	863,278	785,407		603,295
Total assets	2,564,968	2,422,969		2,133,620
Total debt	525,000	525,000		547,000
Stockholders' equity	1,560,540	1,441,511		1,186,320



CONSOLIDATED REVENUES ($ in billions)
$4
$3
$2
$1
$0
$3.1
$3.2
$3.4
09
10
11



EARNINGS PER SHARE-DILUTED
$2.00
$1.00
$0.00
$1.69
$1.78
$1.89
09
10
11



FREE CASH FLOW ($ in millions)
$300
$200
$100
$0
$92
$236
$226
09
10
11



CASH RETURNED TO SHAREHOLDERS ($ in millions)
$150
$100
$50
$0
$12
$149
09
10
11

Patterson's overall performance was very good in fiscal 2011 despite coping with the challenges presented by a persistently sluggish economy. For the year ended April 30, 2011, consolidated sales rose 6% to $3.4 billion, while net income also increased 6% to $225.4 million or $1.89 per diluted share. We were particularly encouraged by the sales momentum that our businesses generated in the fourth quarter, which makes us optimistic about Patterson's prospects as we enter our new fiscal year.

During the past year, we generated additional shareholder value by implementing an expanded capital allocation program. We initiated a quarterly cash dividend of $0.10 per share in the fourth quarter of fiscal 2010. Our board of directors voted to increase the dividend to $0.12 at its fourth quarter meeting in fiscal 2011. Also at that time, the board replaced our existing share repurchase program with a new 25 million share, five-year buyback authorization. Using internally-generated cash, we repurchased 3.3 million shares in fiscal 2011, returning almost $100 million to our shareholders. When you add this amount to our dividend, we returned nearly $150 million to our shareholders in fiscal 2011. We believe our strong earnings potential, financial position and cash flow provide us with the financial flexibility to continue making substantial investments in our dental, veterinary and rehabilitation businesses, while enabling us to support our dividend and share buyback programs.

Patterson Dental

Sales of Patterson Dental, our largest business, increased 3% in fiscal 2011 to $2.2 billion. Among our three businesses, Patterson Dental was most affected by the sluggish economy. This was most clearly evident in the fluctuating sales of basic and new-technology dental equipment during the year as many dentists adopted a cautious stance toward making capital investments in their practices. However, sales of consumable supplies strengthened as the year progressed, a key development since we view consumable sales as a leading indicator of the overall dental market. This market strengthening, coupled with the



As one of North America's largest full-service dental distributors, Patterson Dental is the industry's leading provider of new-technology equipment by a significant margin.


HIGH-TECH DENTAL
EQUIPMENT SALES
($ in millions)
$400
$300
$200
$100
$0
$274
$292
$305
$337
$354
07
08
09
10
11

Patterson Dental



> Dentists are facing a critical need for strengthening their productivity, and new-technology equipment like the CEREC system and our digital radiography offerings enable dentists to do exactly that.

Paul A. Guggenheim, *President Patterson Dental*

implementation of additional marketing programs, resulted in a strong rebound in sales of dental equipment and software in the fourth quarter, paced by mid-teens sales growth of new-technology equipment, including CEREC dental restorative systems and digital radiography products. As a result of improving market fundamentals and our sustained marketing efforts, we believe Patterson Dental is rebuilding sales momentum in its dental equipment business.

Patterson Dental is North America's leading provider of dental equipment by a significant margin with an estimated 40% share of this key market. Our share of the market for new-technology equipment is even greater, particularly in the area of CAD/CAM dentistry as embodied by the CEREC system. This is significant in terms of Patterson Dental's long-term prospects, in view of the ongoing decline in the number of dentists per capita. Given the resulting growth of patient case loads, dentists are facing a critical need for strengthening the productivity of their practices. New-technology dental equipment enables dentists to do exactly that...treat more patients during the day, while simultaneously improving clinical outcomes. Upgraded CEREC software that will become available later this summer will make the system easier to use while offering improved productivity.

Dentistry, like many other fields, is undergoing a digital conversion, and as practitioners with limited office support, dentists require an organization that can guide them to the best digital outcomes. The Patterson Technology Center supports all aspects of the dental digital conversion, from software development and system integration to maintenance. In support of our technology offerings, our new, 100,000-square-foot Patterson Technology Center is slated to open in September. Meeting the technology needs of more than 80,000 customers today, the Patterson Technology Center provides us with an unparalleled strategic advantage in the dental marketplace.

Patterson Medical





We are encouraged by Patterson Medical's fiscal 2011 performance and believe this business is well positioned, domestically and internationally, as an ongoing growth driver.

David P. Sproat, *President Patterson Medical*

Patterson Medical

Sales of Patterson Medical, our rehabilitation supply and equipment business, rose 18% in fiscal 2011 to $504.7 million. Internally-generated sales, which attained planned levels, increased 4% for the year, while the June 2010 acquisitions of the rehabilitation businesses of DCC Healthcare accounted for the balance of the unit's sales growth. Patterson Medical's results in fiscal 2011 were affected by budgetary constraints imposed by the British government on healthcare expenditures, but the impact of this situation is lessening. Despite these austerity moves, Patterson Medical's U.K.-based Homecraft operation continued to grow during the year.



REVENUES
($ in millions)
$500
$400
$300
$200
$100
$0
$334
$371
$369
$426
$505
07 08 09 10 11

Through the ongoing expansion of its value-added platform and strategic acquisitions, Patterson Medical has strengthened its position as the world's largest distributor of rehabilitation supplies and assistive living products.



During the past year, Patterson Medical was strongly focused on integrating the DCC businesses into its Homecraft unit, which virtually doubled the size of our U.K. operation. The DCC transaction has significantly strengthened and expanded Patterson Medical's international operations. The three acquired businesses rank among the leaders in their respective markets, providing assistive living products and rehabilitation equipment and supplies to hospitals, physical and occupational therapists, long-term care facilities, dealers and consumers in the U.K., continental Europe, Australia, New Zealand and other international markets. In addition to expanding our position in the U.K.'s physical and occupational therapy markets, this acquisition brought a stable of trusted and established brand names. Through this acquisition, Patterson Medical also acquired a product sourcing team in China.

For the past several years, Patterson Medical has been steadily strengthening its value-added platform through its network of branch offices, growing sales force and growing range of consumable supplies and equipment. We are encouraged by Patterson Medical's fiscal 2011 performance and believe this unit is well positioned, domestically and internationally, as an ongoing growth driver for our consolidated performance.

Webster Veterinary

Sales of Webster Veterinary, our companion-pet veterinary supply and equipment business, increased 5% in fiscal 2011 to $674.9 million. During the first nine months of the year, Webster's sales were affected by previously reported changes in the distribution arrangements for certain pharmaceuticals, which reduced Webster's nine-month sales growth by an estimated three to four percentage points. This situation had no material impact on fourth quarter sales and none is expected going forward. Webster's fourth quarter sales, which increased 14% from the year-earlier period, benefited from strong demand for new combination products in the flea/tick and heartworm category. For the fourth quarter and full year, Webster also posted continued strong sales of veterinary equipment and software. Webster's equipment business has been growing at solid rates, and we intend to continue investing in this relatively new portion of Webster's operation that has expanded the unit's full-service platform.


Webster Veterinary
Webster's technology offerings will drive future growth by enhancing the profitability and productivity of veterinary practices, forging stronger customer relationships and improving clinical outcomes.

George Henriques, *President Webster Veterinary*

REVENUES
($ in millions)


$700
$600
$500
$400
$300
$200
$100
$0
$399
$446
$551
$644
$675
07 08 09 10 11

Webster's steadily expanding full-service, value-added model has enabled this business to become the nation's second largest distributor of companion-pet veterinary supplies and equipment.

Technology is an increasingly important component of Webster's full-service capabilities. Intravet is a leading practice management software for veterinary offices. Through ePetHealth, which was acquired in fiscal 2011, customers of veterinarians have 24/7 access to their pets' medical records as well as to our Diagnostic Imaging Atlas, an advanced 3-D education tool that provides detailed information about pet health issues and treatment options. Clients also can place orders with their veterinarian for medications through ePetHealth, which is being integrated into the home delivery service of VetSource, in which Patterson holds a minority equity investment. ePetHealth also provides veterinarians with a variety of marketing tools. In addition, through Webster's PURdigital product line, veterinary offices can be equipped with a PACS (picture archiving and communications system) and fully integrated digital imaging capabilities. We believe Webster's expanding range of technology offerings will help drive this unit's future growth by enhancing the profitability and productivity of veterinary practices, forging stronger relationships between the pet owner and veterinarian, and improving clinical outcomes.

Fiscal 2011 Outlook



Left: Scott P. Anderson
President and Chief Executive Officer

R. Stephen Armstrong
Executive Vice President and Chief Financial Officer

Fiscal 2012 Outlook

The outlook for our three businesses is promising for the year ahead. We believe the North American dental market is gradually strengthening as evidenced by the improving results of our consumable supply business. Assuming the confidence of dental practitioners continues to strengthen, we believe the outlook for both basic equipment and our range of technology offerings is favorable. We believe Patterson Medical is positioned to continue gaining share from its competitors and take optimum advantage of favorable global market trends, including aging populations in developed economies, today's more active lifestyles and less invasive treatment protocols that frequently entail a rehabilitation regimen. The unit's growth also will be generated by continued expansion of its sales force, further strengthening of its value-added business model and strategic acquisitions. Demands by pet owners for more extensive services from their veterinarians will require capital investments by the practitioner to meet this need. To capitalize on this opportunity, Webster will continue to focus on further expanding its equipment and technology offerings, as well as its financing and service capabilities, in fiscal 2012. Targeted acquisitions also will remain a component of Webster's overall growth strategy. Reflecting all of these factors, we are optimistic about Patterson's overall prospects for fiscal 2012.

We also are confident about Patterson's longer-term future. Each of our three businesses has sustainable competitive advantages and high barriers to new entrants. Our markets have compelling long-term growth drivers. Our units are aggressively marketing their products and services. Our three businesses are staffed with the best people in their respective markets. Finally, Patterson should continue generating substantial operating cash flows, providing us with ample resources for supporting our various growth initiatives, dividend program and share repurchasing.

As always, we extend our sincere thanks to our many outstanding employees for their dedicated efforts on behalf of our customers. We also appreciate the continued support of our shareholders, customers and vendor business partners.

Sincerely,

Scott P. Anderson
President and Chief Executive Officer

Selected Consolidated Financial and Operating Data

(dollars and shares outstanding amounts in thousands, except per share amounts)

Year ended	4/30/11	4/24/10	4/25/09	4/26/08	4/28/07
Statement of Operations Data:					
Net sales	$3,415,670	$3,237,376	$3,094,227	$2,998,729	$2,798,398
Cost of sales	2,271,445	2,147,975	2,050,703	1,967,004	1,829,526
Gross margin	1,144,225	1,089,401	1,043,524	1,031,725	968,872
Operating expenses	768,217	734,110	697,298	672,522	633,182
Operating income	376,008	355,291	346,226	359,203	335,690
Other expense – net	(20,121)	(16,250)	(26,575)	(1,775)	(6,082)
Income before income taxes	355,887	339,041	319,651	357,428	329,608
Income taxes	130,502	126,787	120,016	132,570	121,272
Net income	$ 225,385	$ 212,254	$ 199,635	$ 224,858	$ 208,336
Diluted earnings per share	$ 1.89	$ 1.78	$ 1.69	$ 1.69	$ 1.51
Weighted average shares and potentially dilutive shares outstanding	119,066	119,202	118,355	132,910	137,769
Dividends per share	$ 0.42	$ 0.10	—	—	—
Balance Sheet Data:					
Working capital	$ 863,278	$ 785,407	$ 603,295	$ 518,974	$ 509,021
Total assets	2,564,968	2,422,969	2,133,620	2,076,373	1,940,320
Total debt	525,000	525,000	547,000	655,034	180,024
Stockholders' equity	1,560,540	1,441,511	1,186,320	1,004,787	1,379,214
Operating Data:					
(as of fiscal year-end)					
Number of sales representatives	2,045	1,977	1,934	1,998	1,923
Number of employees	7,116	6,890	7,018	6,857	6,577
Number of service technicians	1,047	1,108	1,137	1,217	1,143

See the Notes to the Consolidated Financial Statements included in Item 8. of the Annual Report on Form 10-K.

Market Information

The Company's common stock trades on the NASDAQ Global Select Market® under the symbol PDCO.

The following table sets forth the range of high and low sale prices for the Company's common stock for each full quarterly period within the two most recent fiscal years. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	Fiscal 2011	
	High	Low
First Quarter	$32.22	$24.13
Second Quarter	$29.02	$24.88
Third Quarter	$33.29	$27.54
Fourth Quarter	$34.80	$30.42

	Fiscal 2010	
	High	Low
First Quarter	$24.16	$19.55
Second Quarter	$28.34	$23.84
Third Quarter	$30.94	$24.37
Fourth Quarter	$32.84	$28.06

Unaudited Quarterly Results

(In thousands, except per share amounts)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks, except for the first quarter of fiscal 2011, which included 14 weeks. The following table summarizes results for fiscal 2011 and 2010.

	Fiscal 2011			
Quarter	Fourth	Third	Second	First
Net sales	$883,819	$824,650	$857,414	$849,787
Gross profit	303,949	280,875	279,201	280,200
Operating income	104,125	92,707	90,152	89,024
Net income	62,707	55,396	53,357	53,925
Earnings per share				
basic	$ 0.53	$ 0.47	$ 0.45	$ 0.45
diluted	$ 0.53	$ 0.47	$ 0.45	$ 0.45

	Fiscal 2010			
Quarter	Fourth	Third	Second	First
Net sales	$812,762	$820,084	$814,951	$789,579
Gross profit	288,111	276,069	266,537	258,684
Operating income	100,248	93,767	84,486	76,790
Net income	61,805	56,049	49,343	45,057
Earnings per share				
basic	$ 0.52	$ 0.47	$ 0.42	$ 0.38
diluted	$ 0.52	$ 0.47	$ 0.41	$ 0.38



Corporate Headquarters

1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/686-1600
www.pattersoncompanies.com

Independent Auditors

Ernst & Young LLP
Minneapolis, MN

Legal Counsel

Briggs and Morgan, P.A.
Minneapolis, MN

Stock Transfer Agent and Registrar

Wells Fargo Bank, N.A.
South St. Paul, MN

Investor Relations Counsel

Equity Market Partners
Amelia Island, FL

Annual Meeting

The annual meeting of shareholders will be held at 4:30 p.m. on September 12, 2011 at the corporate headquarters, 1031 Mendota Heights Road, St. Paul, MN

Form 10-K

A copy of our annual report on Form 10-K is available to shareholders without charge in the investor relations section of the Patterson website (www.pattersoncompanies.com) or by writing to: R. Stephen Armstrong, Executive Vice President and Chief Financial Officer

Directors

Scott P. Anderson
President and Chief Executive Officer
Patterson Companies, Inc.

John D. Buck (1), (3)
Chief Executive Officer
Whitefish Ventures, LLC
Minneapolis, MN

Ronald E. Ezerski (1), (3)
Private Investor

Peter L. Frechette
Chairman
Patterson Companies, Inc.

Andre B. Lacy (2), (3)
Chairman
LDI Ltd., LLC
Indianapolis, IN

Charles Reich (2), (3)
Executive Vice President (retired)
3M Company
St. Paul, MN

Ellen A. Rudnick (2), (3)
Executive Director
Michael P. Polsky Center for Entrepreneurship
University of Chicago
Booth School of Business
Chicago, IL

Dr. Harold C. Slavkin (1), (3)
Professor of Dentistry and former Dean
School of Dentistry
University of Southern California
Los Angeles, CA

Brian S. Tyler, Ph.D. (2), (3)
President
McKesson U.S. Pharmaceutical

Les C. Vinney (2), (3)
Former President and Chief Executive Officer
STERIS Corporation
Mentor, OH

James W. Wiltz
President and Chief Executive Officer (retired)
Patterson Companies, Inc.

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Governance Committee

Executive Officers

Peter L. Frechette
Chairman

Scott P. Anderson
President and Chief Executive Officer

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Corporate Officers and Officers of Operating Units

Ranell M. Hamm
Vice President
Chief Information Officer

Matthew L. Levitt
Secretary and General Counsel

Jerome E. Thygesen
Vice President
Human Resources

Paul A. Guggenheim
President
Patterson Dental

George L. Henriques
President
Webster Veterinary

David P. Sproat
President
Patterson Medical

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-20572

PATTERSON COMPANIES, INC.
(Exact name of registrant as specified in its charter)

Minnesota	**41-0886515**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1031 Mendota Heights Road
St. Paul, Minnesota 55120
(Address of principal executive offices including Zip Code)

Registrant's telephone number, including area code: (651) 686-1600

Securities registered pursuant to Section 12(b) of the Act: Common Stock, par value $.01

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, computed by reference to the closing sales price as quoted on the NASDAQ Global Select Market on October 30, 2010, was approximately $3,185,000,000. (For purposes of this calculation all of the registrant's officers, directors, presidents of operating units and 10% owners known to the Company are deemed affiliates of the registrant.)

As of June 24, 2011, there were 119,941,874 shares of Common Stock of the registrant issued and outstanding.

Documents Incorporated By Reference

Portions of the registrant's definitive proxy statement to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year-end of April 30, 2011 are incorporated by reference into Part III.

FORM 10-K INDEX

PART I

Item 1. BUSINESS

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K includes forward-looking statements. Reference is made to Item 1A—Risk Factors and Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors that May Affect Future Operating Results and Item 1A—Risk Factors, for a discussion of certain factors that could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements.

General

In June 2004, the Company changed its corporate name from Patterson Dental Company to Patterson Companies, Inc. ("Patterson" or the "Company"). Patterson retained its existing NASDAQ stock symbol—PDCO. The corporate name change was adopted to reflect Patterson's expanding base of business, which now encompasses the veterinary and rehabilitation supply markets, as well as its traditional base of operations in the dental supply market. Patterson's operating units include Patterson Dental, Webster Veterinary and Patterson Medical.

Patterson is a value-added distributor serving three major markets:

- North American dental supply;
- U.S. companion-pet (dogs, cats and other common household pets) and equine veterinary supply;
- And the worldwide rehabilitation and assistive products supply market.

Unless otherwise indicated, all references to Patterson or the Company include its subsidiaries: Patterson Dental Holdings, Inc., Direct Dental Supply Co., Patterson Dental Canada Inc., Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc., PDC Funding Company, LLC, PDC Funding Company II, LLC, Patterson Technology Center, Inc., Patterson Office Supplies, Inc., Webster Management LP, Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Sammons Preston Canada, Inc., Tumble Forms, Inc., Midland Manufacturing Company Inc., Patterson Logistics Services, Inc., Williamston Industrial Center, LLC, Patterson Global Ltd., Patterson Medical Ltd., Mobilis Healthcare Group Ltd., Halo Healthcare Ltd., County Footwear Ltd., Dolphin Imaging Systems, LLC, Dolphin Practice Management, LLC, Kinetec SA, Ausmedic Australia Pty., Auckbritt International Ltd., Metron Holding Pty., Metron Medical Australia Ltd., Metron Medical Co. Ltd., Physio Med Services Ltd., Days Healthcare Property Investments Ltd., PCI Limited I, LLC, PCI Limited II, LLC and PCI Two Limited Partnership.

Patterson began distributing dental supplies in 1877. The modern history of the business dates to May 1985, when the Company's management and certain investors purchased the Company from a subsidiary of The Beatrice Companies, Inc. Patterson became a publicly traded company in October 1992. The Company is a corporation organized under the laws of the state of Minnesota.

The Company historically reported one operating segment, dental supply. In July 2001, the Company purchased the veterinary supply assets of J. A. Webster, Inc., which became a reportable business segment. Then in September 2003, the Company acquired AbilityOne Products Corp., creating a third business segment which serves the rehabilitation supply market.

The Company's three reportable segments, dental supply, veterinary supply and rehabilitation supply, are strategic business units that offer similar products and services to different customer bases. Each business is a market leader with a strong competitive position, serves a fragmented market that offers consolidation opportunities and offers relatively low-cost consumable supplies, making the Company's value-added business proposition highly attractive to customers.

Shared Services Initiative

The Company has continued to consolidate its distribution infrastructure and business systems over the past several years. With respect to the distribution infrastructure, beginning in fiscal 2005, the consolidation of facilities began with a facility in Columbia, SC that replaced the individual dental and veterinary distribution centers that were serving this region. As of April 30, 2011, there are eight facilities that serve two or three of the Company's business units. These strategically located facilities enable the Company to realize operating efficiencies and improve customer service.

In fiscal 2008, the first shared sales branch office locations were established, enabling multiple business units to operate at one physical location. As of April 30, 2011, there are ten shared locations and the Company plans to leverage additional branch sharing between two or three business units in select markets in fiscal 2012 and beyond.

The Patterson Technology Center ("PTC") has staff dedicated to support of the technology offerings of each of the Company's business units. Such technology product and service offerings have expanded in recent years and will continue to be a focus of the Company. The PTC supports over 80,000 customers nationwide, with a goal to resolve any situation in one call, whether the question or concern involves hardware, software, computer networking or digital technology. The PTC is also the source for development of the various proprietary practice management & patient education products that are offered by the business units, as well as customer order entry systems deployed by the Company. In addition, in conjunction with the branch offices of the business units, the PTC provides network installation and customer training.

Dental Supply

Overview

As Patterson's largest business, Patterson Dental is one of the two largest distributors of dental products in North America. The business has operations in the United States and Canada. Patterson Dental, a full-service, value-added supplier to dentists, dental laboratories, institutions, and other healthcare professionals, provides: consumable products (including x-ray film, restorative materials, hand instruments and sterilization products); basic and advanced technology dental equipment; practice management and clinical software; patient education systems; and office forms and stationery. Patterson Dental offers customers a broad selection of dental products including more than 90,000 stock keeping units ("SKUs") of which approximately 4,000 are private-label products sold under the Patterson name. Patterson Dental also offers customers a full range of related services including dental equipment installation, maintenance and repair, dental office design and equipment financing. Patterson Dental markets its dental products and services through more than 1,500 direct sales representatives, 271 of whom are equipment specialists.

Patterson Dental has over 130 years of experience providing quality products and services to dental professionals. Net sales of this segment have increased from $165.8 million in fiscal 1986 to approximately $2.2 billion in fiscal 2011 and profitability has increased from an operating loss in fiscal 1986 to operating income of $272.2 million in fiscal 2011.

Patterson estimates the dental supply market it serves to be approximately $6.8 billion annually and that its share of this market is approximately 33%. The underlying structure of the dental supply market consists of a sizeable geographically dispersed number of fragmented dental practices and is attractive for the Company's role as a value-added, full-service distributor. According to the American Dental Association, there are over 185,000 dentists practicing in the United States. In Canada, there are approximately 18,000 licensed dentists according to the Canadian Dental Association. The average general practitioner generated approximately $713,000 in annual revenue in 2007, while the average specialty practitioner produces about $1,050,000. The Company believes that a dentist uses between 5% and 7% of annual revenue to purchase consumable supplies used in the daily operations of the practice. This translates into between $35,000 and $50,000 of supplies being purchased by the average practice each year. The Company believes the average dental practitioner purchases about 40% of their supplies from their top supplier.

Total expenditures for dental services in the United States increased from $31 billion in 1990 to $102 billion in 2009. The Company believes that the demand for dental services, equipment and supplies will continue to be influenced by the following factors:

- *Demographics.* The U.S. population grew from 235 million in 1980 to 309 million in 2010, and is expected to reach 334 million by 2020. The median age of the population is also increasing and the Company believes that older dental patients spend more on a per capita basis for dental services.
- *Dental products and techniques.* Technological developments in dental products have contributed to advances in dental techniques and procedures, including cosmetic dentistry and dental implants.
- *Demand for certain dental procedures.* Demand is growing for preventive dentistry and specialty services such as periodontic (the treatment of gums), endodontic (root canals), orthodontic (braces), and other dental procedures that enable patients to keep their natural teeth longer and improve their appearance.
- *Increased dental office productivity.* The number of dentists per 100,000 persons in the U.S. is forecasted to decline over the next two decades. As a result, the number of patients per dental practice is expected to grow. For this reason dentists are showing an increased willingness to invest in dental equipment and office infrastructure that can strengthen the productivity of their practices.
- *Demand for infection control products.* Greater public awareness as well as regulations and guidelines instituted by OSHA, the American Dental Association and state regulatory authorities have resulted in increased use of infection control (asepsis) products such as protective clothing, gloves, facemasks, and sterilization equipment to prevent the spread of communicable diseases such as AIDS, hepatitis and herpes.
- *Coverage by dental plans.* An increasing number of dental services are being funded by private dental insurance. In 2010, approximately 54% of the U.S. population had some form of dental coverage.

Strategy

Patterson's objective within the dental segment is to remain a leading national distributor of supplies, equipment and related services in the market while continuing to improve its profitability and enhance its value to customers. To achieve this objective, Patterson Dental has adopted a strategy of emphasizing its value-added, full-service capabilities, using technology to enhance customer service, continuing to improve our own operating efficiencies, and growing through internal expansion and acquisitions.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Dental is positioned to meet virtually all of the needs of dental practitioners by providing a full range of consumable supplies, equipment and software, and value-added services. The Company believes that its customers value full service and responsive delivery of quality supplies and equipment. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. The Company's knowledgeable sales representatives assist customers in the selection and purchase of supplies and equipment. In addition, the high quality sales force allows Patterson to offer broader product lines. Since most dental practices lack a significant degree of back office support, the convenience of our full-service capabilities enables dentists to spend more time with patients and, thus, generate additional revenues.

Patterson Dental meets its customers requirements by delivering frequent, small quantity orders rapidly and reliably from its strategically located distribution centers. Equipment specialists, service technicians and technology trainers also support the Company's value-added strategy. Equipment specialists offer consultation on office design, equipment requirements and financing. Technology advisors from the branches provide guidance on integrating technology solutions including practice management and clinical software, digital radiography, custom hardware and networking into the dental practice. The Company's experienced service technicians perform equipment installation, maintenance and repair services including services on products not purchased through Patterson.

Using Technology to Enhance Customer Service. As part of its commitment to providing superior customer service, the Company offers its customers easy order placement. The Company has offered electronic ordering capability to its dental supply segment since 1987 when it first introduced Remote Order Entry (REMOSM). The Company believes that its computerized order entry systems help to establish relationships with new customers and increase loyalty among existing customers. The remote order entry systems permit customers to place orders from their offices directly to Patterson 24 hours a day, seven days a week. Over the years, the Company has continued to introduce new order entry systems designed to meet the varying needs of its customers. Today the Company offers four systems to the dental supply segment, eMAGINE®, REMOSM, PDXpress® and www.pattersondental.com. Customers, as well as the Company's sales force, use these systems. Over the years, the number of orders transmitted electronically has grown steadily to approximately 74% of Patterson's consumable dental product volume or $925 million in fiscal year 2011.

In fiscal 2002, the Company introduced its newest order entry system, eMAGINE®. eMAGINE® has become the standard platform for the sales representative and offers many new features and upgrades including: up to three years of order history for the customer's reference, faster searches for products and reports, order tracking, instant information on monthly product specials, descriptions and photographs of popular products and an electronic custom catalog, including a printable version with scannable bar codes.

For those dental customers not using eMAGINE®, the Company offers three alternative order entry products. REMOSM gives customers direct and immediate ordering access through a personal computer to a database containing Patterson's complete inventory. PDXpress® is a handheld order entry system that eliminates handwritten order forms by permitting a user to scan a product bar code from an inventory tag system or from Patterson's bar-coded catalog. Pattersondental.com affords the customer the convenience of researching and ordering when not at the dental practice. These systems, including eMAGINE®, are provided at no additional charge to customers who maintain certain minimum purchase requirements. The PTC develops and supports the Company's order entry systems.

The goal of the Company's Internet strategy is to distribute information and service related products over the Internet to enhance customers' practices and to increase sales force productivity. The Company's Internet environment includes order entry, customer-loyalty program reports and services, access to "Patterson Today" articles and manufacturers' product information. Additionally, Patterson utilizes a tool, InfoSource, to provide real time customer and Company information to the Company's sales force, managers and vendors via the Internet.

In addition to enhancing customer service, by offering electronic order entry systems to its customers, the Company enables its sales representatives to spend more effective time with existing customers and to call on additional customers.

The Company's proprietary practice management and clinical software, EagleSoft®, is developed and maintained by the PTC. The Company believes the PTC differentiates Patterson Dental from the competition by positioning Patterson Dental as the only company providing a single-source solution for the high growth area of digital radiography. This technology, which the Company expects to be installed eventually in most dental offices, has a current market penetration of approximately 40%. Among its many specialized capabilities, the PTC provides system configuration, as well as the seamless integration of all digital operatory components with clinical software, including our EagleSoft® line. This integration creates an electronic patient database that combines the patient's front office record with digital information from the clinical x-ray, intra-oral camera, CEREC® and other digital equipment. Patterson Dental also will design and install the network for the digital x-ray system throughout the entire office and provides all required custom computer hardware for the system.

In addition, Patterson provides installation and customer training. The PTC provides a call center for troubleshooting customer problems and arranging for local service. Beginning in 2011, customers can select back-up services for their computerized systems through an offering from the PTC.

Software and digital radiography customers also have access to the support capabilities of the PTC. The PTC provides support for our proprietary products as well as select branded product from our manufacturers. In addition to troubleshooting problems through its customer call center, Patterson designs and configures local area networks and assembles custom hardware. The PTC also develops and supports the Company's order entry systems.

Continuing to Improve Operating Efficiencies. Patterson Dental continues to implement programs designed to improve our operating efficiencies and allow for continued sales growth over time. These programs include a wide variety of initiatives from investing in management information systems to consolidating distribution centers. Recent initiatives include upgrading the Company's communications architecture, developing a new technical service system, and implementation of the shared services concept.

The Company has improved operating efficiencies by converting its communications architecture to faster, higher capacity data lines that combine voice and data transmissions. The Company has made substantial progress in the development of field service management tools for its technical service operations. These tools have allowed the Company to fundamentally change its technical service business processes, improving the Company's ability to coordinate the actions of its service technicians and enhancing customer service while reducing the overall cost of operations.

An integral part of the Company's shared services concept is the consolidation and leveraging of distribution centers between the segments of the Company, which began several years ago. As of April 2011, there are eight distribution centers that are shared between two or all three of the operating units. In addition, the Company has begun to establish shared sales branch office locations between multiple segments. As a result of these and other efforts, the Company expects to continue to improve its operating leverage and efficiencies going forward.

Growing Through Internal Expansion and Acquisitions. Patterson Dental intends to continue to grow by opening additional sales offices, hiring established sales representatives, hiring and training skilled sales professionals as territory sales representatives, and acquiring other distributors in order to enter new, or more deeply penetrate existing, geographic markets and expand its customer base. The Company believes that it is well positioned to take advantage of expected continued consolidation in the dental distribution market. Over the past 25 years the Company has made a number of acquisitions, including the following:

Dental distribution acquisitions

- Since 1987, Patterson has acquired over 30 dental products distributors in the United States and Canada. These acquisitions have included the third largest dental dealer in the United States and the second largest dental dealer in Canada, as well as regional and local dental dealers throughout North America. As a result of these acquisitions, along with internal expansion, the Company is now one of the two largest full service dental products distributors in both the United States and Canada.

Printed office products acquisitions

- In October 1996, Patterson acquired the Colwell Systems division of Deluxe Corporation. Colwell Systems, now known as Patterson Office Supplies, produces and sells a variety of printed office products used in medical, dental and veterinary offices, as well as other clinical based settings.

Software acquisitions

- In July 1997, Patterson Dental acquired EagleSoft, Inc., a developer and marketer of Windows®-based practice management and clinical software for dental offices. EagleSoft's operation, now known as the Patterson Technology Center, is located in Effingham, Illinois. In December 2001, the Company purchased Modern Practice Technologies, a company that provides custom computing solutions to the dental industry. This acquisition helped Patterson to position itself to provide all of the custom hardware and networking required for interfacing the entire dental office.
- In May 2004, Patterson Dental acquired CAESY Education Systems, Inc., the leading provider of electronic patient education services to dental practices in North America. Headquartered in Vancouver, Washington, this business provides dental practices with a range of communications media that educate patients about professional dental care, procedures and treatment alternatives with the goal of influencing patient decisions about dental services and increasing the productivity of the dental professional. Educational materials are communicated through CD/DVD media, computer programs and the dentist's web site. These materials can be used within the dental waiting room, at chair side and in the patient's home.
- In December 2008, Patterson Dental acquired Dolphin Imaging Systems, LLC and Dolphin Practice Management, LLC, the leading providers of 3D imaging and practice management software for specialized dental practitioners, including orthodontists, oral maxillofacial surgeons and dental radiologists. Dolphin's imaging software maximizes the benefit of cone beam and other digital photography and radiography systems. The Company believes there are no major competitors for Dolphin's full range of product. Additionally, certain elements of Dolphin's imaging software can be integrated into Patterson Dental's current line of EagleSoft® software for general dental practitioners.

Products and Services

The following table sets forth the percentage of total sales by the principal categories of products and services offered to dental segment customers:

	2011	2010	2009
Consumable and printed products	56%	56%	56%
Equipment and software	33	33	34
Other (1)	11	11	10
Total	100%	100%	100%

(1) Consists of other value-added products and services including technical service and software maintenance.

Consumable and Printed Products

Dental Supplies. Patterson offers a broad product line of consumable dental supplies such as x-ray film and solutions; impression materials; restorative materials (composites and alloys); hand instruments; sterilization products; anesthetics; infection control products such as protective clothing, gloves and facemasks; paper, cotton and other disposable products; toothbrushes and a full line of dental accessories including instruments, burs, and diamonds. In addition to representing a wide array of branded products from numerous manufacturers, Patterson also markets its own private label line of dental supplies including anesthetics, instruments, preventive and restorative products, and cotton and paper products. The private label line is used to complement the branded products where the customer is seeking a lower cost alternative on a product that has become commoditized in the market. Compared to most name brand supplies, the private label line provides lower prices for the Company's customers and higher margins for the Company.

Printed Office Products. Patterson Dental provides a variety of printed office products, office filing supplies, and practice management systems. Products include custom printed products, insurance and billing forms, stationery, envelopes, business cards, labels, file folders, appointment books and other stock office supply products. Products are sold through two channels:

- The Company's dental sales force
- Direct mail catalogs distributed to over 100,000 customers several times a year

A staff of telemarketing personnel located in Champaign, Illinois supports both channels. Orders are received by telephone, through the mail or electronically from the distribution order processing system.

Equipment and Software

Dental Equipment. Patterson Dental is the largest supplier of dental equipment in the U.S. and Canada. It offers a wide range of dental equipment products including x-ray machines, high and low-speed handpieces, dental chairs, dental handpiece control units, diagnostic equipment, sterilizers, dental lights and compressors. The Company also distributes newer technology equipment that provides customers with the tools to improve productivity and patient satisfaction. Examples of such innovative and high productivity products include the CEREC® family of products, a chair-side restoration system; digital imaging products (including intra-oral, panoramic and 3-D or cone beam x-rays); and inter-oral cameras.

Software. Patterson Dental develops and markets its own proprietary line of practice management and clinical software for dental professionals. Products include software for scheduling, billing, charting and capture/storage/retrieval of digital images. The Company also sells software products developed by third parties including Sidexis by Sirona and Dimax2 by Planmeca. These value-added products are designed to help achieve office productivity improvements, which translate into higher profitability for the customer.

Hardware. Patterson Dental offers custom hardware and networking solutions required for integrating the entire dental office. This product offering is available to all of the Company's dental customers. This initiative marked another step in Patterson's overall strategy of providing customers with the convenience and cost-effectiveness of a virtually complete range of products and value-added services and is one of the newest components of Patterson's single source solution for dental offices.

Patient Education Services. The CAESY® line of products offers patient education products and services. These communications tools are designed to influence patient decisions about services in an efficient, cost-effective manner.

Other

Software Services. Patterson Dental offers a variety of services to complement its software products such as service agreements, software training, electronic claims processing and billing statement processing. These services provide value to customers by allowing them to keep software products current, or receive payments more rapidly while obtaining greater productivity.

Equipment Installation, Repair and Maintenance. To keep their practices running efficiently, dentists require reliable performance from their equipment. All major equipment sold by Patterson includes installation and Patterson's 90-day labor warranty at no additional charge. Patterson also provides complete repair and maintenance services for all dental equipment, whether or not purchased from Patterson, including 24-hour handpiece repair service. In addition to service technicians who provide installation and repair services on basic dental equipment, the Company has also invested in personnel who specialize in installing and troubleshooting issues with technology solutions such as practice management software, digital imaging products, hardware and networking. The goal of this group, which is comprised of both local service technicians and the Patterson Technology Center, is to help customers integrate newer technology into their dental practices. The Patterson Technology Center helps the customer minimize costly downtime by offering a single point of contact for post-sale technology related issues.

Dental Office Design. Patterson provides dental office layout and design services through the use of a computer-aided design (CAD) program. Equipment specialists can create original or revised dental office designs in a fraction of the time required to produce conventional drawings. Customers purchasing major equipment items receive dental office design services at no additional charge.

Equipment Financing. Patterson Dental provides a variety of options to fulfill its customers' financing needs. For qualified purchasers of equipment, the Company will arrange financing for the customer through Patterson or a third party. For non-equipment related needs, such as for working capital or real estate, customers are referred to a third party organization. This alternative allows the Company to offer its customers convenience while still meeting their diverse financing needs. In fiscal 2011, the Company originated approximately $260 million of equipment finance contracts in the United States. The Company, or its vendor partner, financed approximately 40% of the equipment purchased by customers during fiscal 2011.

Since November 1998, Patterson has maintained one or more finance referral agreements with outside finance companies to provide a more extensive selection of finance opportunities to its customers. This might include financing for practice transition transactions, working capital, leasing, real estate and long-term capital. Currently this service is provided by Wells Fargo Practice Finance, a division of Wells Fargo Bank N.A. There are no recourse provisions under this agreement. Patterson receives referral fees under this agreement and Wells Fargo extends credit and services the accounts.

Patterson generally does not hold the finance contracts initiated on equipment transactions for the duration of the contract. These contracts have generally been sold to either a commercial paper conduit, or to a group of banks.

Patterson created a special purpose entity ("SPE"), PDC Funding Company, LLC, a wholly-owned and fully consolidated subsidiary, and entered into a Receivables Purchase Agreement in order to participate in the commercial paper conduit. The Company transfers finance contracts it originates to the SPE. In turn, the SPE sells the contracts to the commercial paper conduit. As of April 30, 2011, the maximum outstanding capacity of this arrangement at any one time is $500 million. There is no recourse to the Company for contracts purchased by the commercial paper conduit, but there is a deferred purchase price by the conduit equal to approximately 16% of the principal of these contracts.

A second special purpose entity, PDC Funding Company II, LLC, sold contracts through a Contract Purchase Agreement to a group of banks. The agreement operated similarly to the Receivables Purchase Agreement described above, except that the capacity was $110 million. In the fourth quarter of fiscal 2010, this agreement was amended such that no additional contracts will be sold, but the remaining contracts previously sold and outstanding under the agreement will continue to run out under the agreement.

Patterson services the customer contracts under both of the preceding arrangements for which it receives a fee that approximates its cost for providing the service.

Sales and Marketing

During fiscal 2011, Patterson Dental sold products or services to over 120,000 customers in the U.S. and Canada who made one or more purchases during the year. Patterson Dental's customers include dentists, dental laboratories, institutions and other healthcare professionals. No single customer accounted for more than 1% of sales during fiscal 2011, and Patterson Dental is not dependent on any single customer or geographic group of customers. The Company's sales and marketing efforts are designed to establish and improve customer relationships through personal interaction with its sales representatives and frequent direct marketing contact, which underscores the Company's value-added approach.

Patterson Dental has over 90 local offices throughout the U.S. and Canada so that it can provide a presence in the market and decision making near the customer. These offices, or branches, are staffed with a full complement of Patterson Dental capabilities, including sales, customer service and technical service personnel, as well as a local manager who has broad decision making authority with regard to customer related transactions and issues.

A primary component of Patterson Dental's value-added approach is its sales force. Due to the fragmented nature of the dental supply market, Patterson believes that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry; assist practitioners in selecting and purchasing products and help customers efficiently manage their supply inventories. Each sales representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are all Patterson Dental employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist its sales representatives, Patterson Dental publishes a variety of catalogs and fliers containing product and service information. Dental customers receive a full-line product catalog containing over 30,000 inventoried items. The catalog includes pictures of products, detailed descriptions and specifications of products and is utilized by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high demand items such as infection control products are promoted through merchandise fliers printed and distributed bi-monthly. In addition, dental equipment sold by Patterson is featured in Patterson's tri-yearly publication, *Patterson Today,* which also includes articles on dental office design, trends in dental practice, products and services offered by Patterson and information on equipment maintenance.

To enhance the total value it brings to its customers, Patterson Dental offers a value-added benefit program for its preferred customers. A new program, Patterson Advantage®, replaced the former Patterson Plus℠ program effective January 2009. The Patterson Advantage® program enables members to earn "Advantage Dollars" which can be applied toward future purchases of equipment and technology products. The Patterson Advantage® program also entitles its best customers to priority technical services, automated supply management summary reports, educational materials and a variety of exclusive discount offers.

Distribution

Patterson Dental believes that responsive delivery of quality supplies and equipment is a key element to providing complete customer satisfaction. Patterson Dental ships dental consumable supplies from ten strategically located distribution centers in the U.S. and two in Canada. Orders for consumable dental supplies can be placed by telephone or electronically 24 hours a day, seven days a week. Printed office products are shipped from the Company's manufacturing and distribution facility in central Illinois.

All orders are routed through Patterson's centralized computer ordering, shipping and inventory management systems, which are linked to each of the Company's strategically located distribution centers. If an item is not available in the distribution center nearest to the customer, the computer system automatically directs fulfillment of the item from another center. Rapid and accurate order fulfillment is another principal component of the Company's value-added approach. Patterson Dental estimates that 98% of its consumable goods orders are shipped to the customer on time, which is generally within 24 hours.

In order to assure the availability of Patterson Dental's broad product lines for prompt delivery to customers, Patterson must maintain sufficient inventories at its distribution centers. Purchasing of consumables and standard equipment is centralized and the purchasing department uses a real-time perpetual inventory system to manage inventory levels. The Company's inventory consists mostly of consumable supply items. By utilizing its computerized inventory management and ordering systems, the Company is able to accurately predict inventory turns in order to minimize inventory levels for each item.

Patterson Dental's more than 90 dental sales offices are generally configured with display areas where the latest dental equipment can be demonstrated. Dental equipment is generally custom ordered and is staged at the Patterson Dental's sales offices before delivery to dental offices for installation.

Sources of Supply

Effective purchasing is a key strategy the Company has adopted in order to achieve its objective of continuing to improve profitability. The Company has a program to effectuate electronic data interchange (EDI) with its major vendor partners. In fiscal 2011, the Company processed approximately 70% of its invoices from dental vendors using EDI capabilities. In addition, approximately 60% of Patterson's dental purchase order volume was conducted employing EDI. Utilizing EDI allows the Company to improve efficiencies and reduce administrative costs.

Patterson Dental obtains products from more than 1,000 vendors in the dental segment. Patterson has exclusive distribution agreements with several quality dental equipment manufacturers including Sirona Dental Systems, Inc. for CEREC® dental restorative systems and Schick™ digital x-rays. The Company is the only national dealer for A-dec® equipment, including chairs, units and cabinetry. A-dec, Inc. is the largest manufacturer of dental equipment in the U.S.

While the Company makes purchases from many suppliers and there is generally more than one source of supply for most of the categories of products sold by the Company, the concentration of business with key suppliers is considerable. The Company's top ten supply vendors accounted for approximately 43% and 42% of the cost of dental products sold in fiscal 2011 and 2010, respectfully. Of these ten, the top two vendors accounted for 11% and 7% of both fiscal 2011 and fiscal 2010 cost of sales, respectively.

Competition

The highly competitive U.S. dental products distribution industry consists principally of national, regional and local full-service and mail-order distributors. The dental supply market is extremely fragmented. In addition to Patterson and one other national, full-service firm, Henry Schein Dental, a unit of Henry Schein, Inc., there are at least 15 full-service distributors that operate on a regional level, and hundreds of small local distributors. Also, some manufacturers sell directly to end users.

The Company approaches its markets by emphasizing and delivering a value-added model to the practitioner. To differentiate itself from its competition it deploys a strategy of premium customer service, a highly qualified and motivated sales force, experienced service technicians, an extensive breadth and mix of products and services, accurate and timely delivery of product, strategic location of sales offices and distribution centers, and competitive pricing.

The Company also experiences competition in Canada in the dental supply market. The principal competitor is a national, full-service dental distributor, Henry Schein Ash Arcona, a unit of Henry Schein, Inc. The Company believes it competes in Canada on essentially the same basis as in the United States.

Veterinary Supply

Overview

Webster Veterinary, or "Webster," is a leading distributor of veterinary supplies to companion-pet (dogs, cats and other common household pets) veterinary clinics in the United States. Management believes Webster is the second largest distributor of companion-pet veterinary supplies nationally. In addition, through its fiscal 2005 acquisition of Milburn Distributions, Inc., Webster is the leading national equine distributor in the United States.

Webster provides products used for the diagnosis, treatment and/or prevention of diseases in companion pets and equine animals. Founded in 1946 and headquartered in Massachusetts, Webster has developed a strong brand identity as a value-added, full-service distributor of a virtually complete range of consumable supplies, equipment, diagnostic supplies, biologicals (vaccines) and pharmaceuticals. Webster's product offering, totaling more than 11,000 items, is sold by approximately 230 field sales representatives. In addition to its core business of distributing veterinary products, Webster has a significant agency commission business with a few large pharmaceutical manufacturers. Under the agency relationships, Webster typically earns a commission for soliciting orders through its sales force. In the agency relationship, Webster processes the order to the manufacturer but handles none of the product nor does Webster bill and collect from the customer. The agency commissions that Webster earns range from 3% to 8%, a portion of which is shared with the direct sales personnel. Webster's agency commissions accounted for less than 1% of its net sales in fiscal 2011. Net sales by Webster in fiscal 2011 were $674.9 million and operating income totaled $37.0 million.

The Company estimates the market for pharmaceuticals and supplies sold to companion animal and equine veterinarians through distribution is approximately $3.2 billion on an annual basis. Based upon the estimated $3.2 billion market, the Company believes its share of this market is approximately 21%. Similar to the dental supply market, the veterinary supply market is fragmented and geographically diverse. There are approximately 84,000 veterinarians practicing at 27,000 animal health clinics. The vast majority, approximately 66% of veterinarians, work in private animal health clinics specializing in small animals, predominately companion pets. The average private veterinary practice generates approximately $823,000 of annual revenue. These practices purchase between $80,000 and $120,000 of supplies each year, and similar to the dental practitioner, do not maintain a large supply of inventory on hand. The typical veterinary practice purchases approximately 80% of its supplies from its top two suppliers. The average purchase of consumables by the veterinary practice is noticeably higher than that of the dental practitioner due predominately to pharmaceutical products which are administered and dispensed by veterinarians.

Over the past 15 years, the demand for veterinary services has grown significantly faster than growth in the overall economy. The companion pet segment is the fastest growing area of the overall U.S. veterinary supply market. The Company believes this growth is sustainable due to the following favorable factors:

- *Number of households with companion animals.* The number of households with companion animals is steadily expanding which increases the demand for veterinary services. Today, 60% of U.S. households own a companion pet compared with 56% in 1988. Overall, 40% of all households in the U.S. own more than one pet.
- *Veterinary expenditures per household.* The amount pet owners are willing to spend caring for their pet is increasing substantially. The American Pet Products Manufacturers Association estimates that pet owners will spend $50.8 billion in 2011 to care for the American pet population, a significant increase compared to $17 billion spent in 1994.
- *Veterinary products and techniques.* Many new therapeutic and preventive products are being developed for the companion animal market. Technological developments have resulted in new innovative veterinary products and advances in veterinary services.

Strategy

Webster's objective is to build a leading national position in the companion animal veterinary market through internal expansion and acquisitions, while continuing to improve its profitability and enhance its value to customers. Its key strategies and priorities for accomplishing this are to open new geographic markets, make acquisitions that expand market share, emphasize value-added capabilities, consistently improve operating efficiencies and broaden the product offering.

Growing Through Internal Expansion and Acquisitions. In April 2004, Webster acquired the assets of ProVet, which was the companion animal veterinary supply division of Lextron, Inc. ProVet was a distributor with locations in Indianapolis, Kansas City, Houston, Denver and Seattle. Management believes this acquisition made Webster the second largest distributor of companion-pet veterinary supplies in the U.S. This acquisition added 44 sales representative territories expanding Webster's geographic coverage to include the states of Indiana, Illinois, Missouri, Kansas, Oklahoma, Colorado, Nevada, Idaho and Oregon. In addition, the acquisition increased market coverage in Washington state and Texas where Webster already had a presence.

In October 2004, Webster acquired Milburn Distributions, Inc., the largest distributor specializing in the U.S. equine veterinary supply market. Milburn's annualized sales exceed $50 million. The company operates facilities in Arizona, Kentucky, Texas and Florida. Most companion-pet and large animal veterinary supply distributors have not successfully served the nation's equine veterinarians due to the highly specialized nature of this niche market. Milburn has capitalized on this opportunity by focusing exclusively on the unique needs of equine veterinarians.

In fiscal 2006, Webster grew through both an acquisition and greenfield expansion. In December 2005, it acquired Intra Corp., one of the nation's leading developers of veterinary practice management software that is marketed under the IntraVet® brand name. IntraVet® software has more than 1,600 installations nationwide and furthers Webster's strategy of establishing a value-added business platform similar to that of Patterson Dental.

Also in fiscal 2006, Webster developed business through a program of internal start-ups, including operations in Ohio, Michigan and California. The expansion into California, which had been Webster's largest unserved market, was particularly successful and has made a solid contribution to Webster's sales results.

During fiscal 2008, Webster acquired New England X-Ray, Inc. and Associated Medical Supply, Inc. New England X-Ray expanded product and service offerings and Associated Medical Supply, Inc. strengthened Webster's competitive position in the southwestern U.S.

In October 2008, Webster acquired Columbus Serum Company, a full service distributor of companion-pet veterinary supplies, equipment and pharmaceuticals. Columbus Serum, with sales of over $160 million, serves veterinarians in the Midwest and mid-Atlantic regions and further strengthened Webster's position in these markets. Also in October 2008, Webster acquired Odyssey Veterinary Software, LLC, a developer and marketer of Diagnostic Imaging Atlas ("DIA®") software. DIA® software encompasses over 2,000 3D clinical animations and images, which enable the veterinarian to more fully explain and illustrate the pet's diagnosis and recommend treatment to their clients.

In April 2010, the Company made a minority equity investment of 33.3% in VetSource, a leading North American provider of integrated specialty pharmacy distribution, including home delivery capabilities.

In fiscal 2011, Webster acquired ePet Records, LLC. Rebranded as ePetHealth, this innovative communication platform provides practitioners with a secure Internet portal for their clients to access their pets medical information 24/7 plus descriptive, easy-to-understand resources and educational materials with 3D graphics. Veterinarians can also send their clients automated electronic health service and appointment reminders, eNewsletters and health education articles and videos.

Emphasizing Value-Added, Full-Service Capabilities. Webster believes that veterinary customers value full service and responsive delivery of product, in addition to competitive prices. Customers also increasingly expect suppliers to be knowledgeable about products and services, and generally a superior sales representative can create a special relationship with the practitioner by providing an informational link to the overall industry. Webster's knowledgeable sales representatives assist customers in the selection and purchasing of supplies. Most veterinarians are independent, or small unit based, practitioners who are unable to store and manage large volumes of supplies in their offices. Webster meets its customer's requirements by delivering frequent, small quantity orders rapidly and reliably from strategically located distribution centers. In addition, the recently acquired DIA® and ePet Records products and services described above further broaden Webster's value-added platform.

Continuing to Improve Operating Efficiencies. Webster continuously pursues opportunities to lower costs and improve efficiencies. As of April 2011, Webster shares seven distribution facilities with one or both of the other operating units. The unit has also deployed the eMAGINE® order entry system for its customers and sales personnel. Today, 20% of the orders processed by Webster are processed through eMAGINE. In addition, a customer system that can be used by multiple business segments but maintains the same look and feel of the eMAGINE® system has been fully deployed within the unit. The system provides customer support staff with integrated customer information on one screen.

Broaden the Product Line. Webster continuously seeks to broaden its portfolio of product offerings to maximize the opportunities within its existing customer base. In fiscal 2005, Webster successfully launched its private label initiative to supply veterinary customers with quality consumable goods (white goods, exam gloves, sutures, surgical blades and microscope slides) at value prices. Private label offerings have since been expanded and are expected to continue to grow. Management believes that product innovation allows Webster to maintain its competitive position and helps fuel internal growth. Management also believes that its emphasis on new product offerings enables its sales force to remain effective in creating demand among veterinarians.

Broadening the product line also includes bringing new, innovative services to the customer to allow them to generate greater revenues and profitability from their practice. As Webster continues to expand and build its equipment business, it has added clinic and hospital design capabilities and technical service personnel to install and repair equipment that is sold by Webster as well as by others. With the acquisitions of the IntraVet® practice management and DIA® software products, new services and revenue opportunities have become possible.

Products and Services

The following table sets forth the percentage of total sales by the principal categories of products and services offered to veterinary segment customers:

	2011	2010	2009
Consumable and printed products	94%	94%	94%
Equipment and software	5	5	5
Other	1	1	1
Total	100%	100%	100%

Consumable and Printed Products

Webster offers its customers a broad selection of veterinary supply products including consumable supplies, pharmaceuticals, diagnostics, biologicals, flea and tick preventatives, and pet wellness and therapeutic diets. Consumable supplies distributed by Webster include lab supplies, various types and sizes of paper goods, needles and syringes, gauze and wound dressings, sutures, latex gloves, orthopedic and casting products. Webster's pharmaceutical products include anesthetics, antibiotics, injectibles, ointments and nutraceuticals. The diagnostics product category includes on-site testing products for heartworm, FIV, FELV and Parvo- virus. Biological products are comprised of vaccines and injectibles. Many of the office supply products sold by Patterson Office Supplies are also offered to the veterinary supply market.

Equipment and Software

Webster sells equipment for hospital, laboratory and general surgical use within the veterinary practice. Webster offers innovative, quality equipment that differentiates Webster from the competition. About 50% of veterinary equipment orders are drop shipped directly to the customer, of which 15% are custom ordered from the manufacturer. The other half of veterinary equipment is distributed in a manner similar to consumable supplies. Webster has expanded its software offerings through acquisitions to include IntraVet® practice management software and DIA® software.

Other

Other products and services include commissions earned on agency sales, equipment repair revenues, software maintenance contract revenue and freight recovery on shipments to customers.

Sales and Marketing

A primary component of Webster's value-added approach is its sales force. Due to the fragmented nature of the veterinary supply market, Webster believes that a large sales force is necessary to reach potential customers and to provide full service. Sales representatives provide an informational link to the overall industry, assist practitioners in selecting and purchasing products, and help customers efficiently manage their supply inventories. Each representative works within an assigned sales territory under the supervision of a location (branch) manager. Sales representatives are employees and are generally compensated on a commission basis, with some, less experienced, representatives receiving a base salary and commission.

To assist its sales representatives, Webster publishes a catalog, which contains approximately 11,000 SKUs. This catalog includes detailed descriptions and specifications of products and is utilized by practitioners as a reference source. Selected consumable supplies, new products, specially priced items and high demand items are promoted through merchandise fliers printed and distributed monthly.

Webster's website was built upon the proven technology of the Patterson Dental website and the site allows customers the ability to order items 24 hours a day, seven days a week. The website also incorporates value-added functions that permit customers to check their invoice, payment and credit history, build a "shopping list" of frequently purchased items and track their order status.

Distribution

As of April 30, 2011, veterinary products were stocked and shipped out of twelve distribution centers. The distribution of veterinary products is complemented by telesales representatives who are responsible for processing approximately 70% of customer orders in this segment. In order to meet the rapid delivery requirements of customers, most consumable products are delivered within 24 hours. Webster estimates that approximately 97% of its consumable orders are delivered to the customer on time.

Sources of Supply

Webster obtains products from nearly 575 vendors. While Webster makes purchases from many suppliers and there is generally more than one source of supply for most of the categories of products, the concentration of business with key suppliers is considerable. In fiscal 2011 and 2010, Webster's top 10 veterinary supply manufacturers comprised 67% and 66%, respectively, and the single largest supplier comprised 13% and 14%, respectively, of the total cost of veterinary supply sales.

Competition

Within the "companion pet" market segment, competitors range from small local distributors to large national and regional full-service companies, and to a lesser extent, mail order distributors or buying groups. Webster also competes directly with pharmaceutical companies who sell certain products directly to the customer.

The Company approaches its markets by emphasizing and delivering a value-added model to the practitioner. To differentiate itself from its competition it deploys a strategy of premium customer service, a highly qualified and motivated sales force, an extensive breadth and mix of products and services, accurate and timely delivery of product, strategic location of sales offices and competitive pricing.

Rehabilitation Supply

Overview

Patterson Medical is headquartered in Bolingbrook, Illinois, and is the world's leading distributor of rehabilitation medical supplies and non-wheelchair assistive products. Patterson Medical believes it offers the most comprehensive range of distributed and self-manufactured rehabilitation products to health care professionals globally. Its mission is to provide health care professionals and their patients with access to products that improve peoples' lives by helping them to attain their highest achievable level of independence, safety and comfort. Patterson Medical operates as Sammons Preston and Medco Sports Medicine in North America and Homecraft, Mobilis, Rolyan and Ausmedic in international markets.

Patterson Medical serves as the gateway through which over 30,000 rehabilitation products originating from more than 1.500 suppliers and manufacturers are sold to a diverse customer base with an emphasis on physical therapists ("PTs") and occupational therapists ("OTs"). It offers its customers a "one-stop shop" through what it believes to be the most comprehensive catalog in the industry, the largest direct sales force and the category's most efficient customer service and distribution operations. Major channels of distribution are acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools. In addition, Patterson believes Patterson Medical's reputation, global market presence and highly transferable business model will facilitate entry into new markets.

Patterson Medical offers a wide range of differentiated, non-invasive products and expertise to users and their health care providers, while focusing on niches, worldwide, where its capabilities, reputation and customer partnerships can result in a competitive advantage. Its goal is to become its customers' first choice for rehabilitation medical supplies and assistive products in each of its chosen markets.

Patterson Medical is highly diversified with no single product, customer or purchasing group representing a significant percentage of total revenue. In addition, given the relatively small average order size (approximately $225), Patterson Medical's products often do not represent a major expense category for its customers.

In March 2002, Patterson Medical completed the acquisition of the Smith & Nephew Rehabilitation ("SNR") division of Smith & Nephew PLC, and in doing so, acquired the Rolyan, Homecraft and Kinetec brand names. The SNR acquisition added 3,500 additional products, as well as a broad array of other brand names and proprietary products. The acquisition of SNR combined the two leading distributors of rehabilitation medical supplies to create what Patterson believes is the only "one-stop shop" in the industry. Patterson Medical manufactures or has exclusively manufactured for it products representing approximately 35% of its total revenue and purchases products representing the remaining 65%. Approximately 73% of its revenue is in North America.

Patterson Medical believes the rehabilitation medical supplies and assistive products industry is approximately $5.6 billion worldwide and is expected to grow faster than the overall economy over the next several years. Industry growth is driven by strong growth in the physical and occupational therapy markets and favorable demographic trends associated with the aging of the baby-boom generation. Patterson Medical does not participate in all product segments, so its addressable market (defined as the collective market for products sold by Patterson Medical) is approximately $3.4 billion worldwide. Patterson Medical believes that it has an industry leading market share of approximately 15% in a highly fragmented rehabilitation and assistive products market.

Patterson Medical believes that the demand for rehabilitation products will continue to be influenced by the following factors:

- *Favorable Demographics.* Favorable demographic trends such as extended life expectancy, active lifestyles and a general willingness to spend discretionary income on health care and well being, are expected to contribute to increased demand for products distributed by Patterson Medical. Specifically, the aging baby-boomer population, together with their increased disposable income and desire for independence, will fuel product purchases to assist with the frailties associated with old age and provide sustained sales growth.

The U.S. Census Bureau has projected the 85 and older population in the U.S. to increase significantly, from less than 6 million in 2010 to 14 million by 2040 and 19 million by 2050. The 65 to 84 year old population is expected to more than double between 2010 and 2040. Current trends indicate that these age groups represent the majority of home and community-based health care patients.

The aging of the population is a revenue growth driver because approximately 10% of people over the age of 65 and approximately 50% of people over the age of 85 need assistance with everyday activities. Patterson Medical believes it is well positioned to benefit from this trend by providing aids to daily living, namely dressing devices; toileting, dining, bathing aids; and grooming devices, all of which promote greater patient independence, improved patient responsibility and improved responsiveness to treatment.

- *Increasing Number of PTs and OTs, Patterson Medical's Primary User Groups.* According to the U.S. Department of Labor Occupational Outlook Handbook, there were approximately 185,000 PTs and 104,000 OTs in the U.S. in 2008. Approximately 60 percent of PTs were employed in either hospitals or offices of physical therapists. The remaining 40 percent of PTs was employed in home health agencies, outpatient rehabilitation clinics, physician offices and nursing homes. The majority of OTs work in hospitals, including many in rehabilitation and psychiatric hospitals. The remaining OTs work in outpatient occupational therapy offices and clinics, schools, home health agencies, nursing homes, community mental health centers, adult day care programs, job training services and residential care facilities. The demand for PTs and OTs is expected to remain strong largely driven by the (i) increase in the number of individuals with disabilities or limited function requiring therapy services; (ii) rapidly growing elderly population which is particularly vulnerable to chronic and debilitating conditions that require therapeutic services; (iii) baby-boom generation which is entering the prime age for heart attacks and strokes, increasing the demand for cardiac and physical rehabilitation; (iv) advances in medical technology which permit treatment of more disabling conditions; and (v) widespread interest in health promotion.
- *Increasing Frequency of Reconstructive and Implant Surgery.* Another important driver of the growth in the PT market is the growing need for rehabilitation products resulting from the increasing frequency of reconstructive implant procedures, including hip and knee replacements. The worldwide reconstructive implant market is currently in excess of $5.0 billion and expected to grow between 7% and 8% annually. This growth trajectory is largely driven by favorable demographics, as patient populations are expanding at both ends of the age spectrum. Among seniors, more active lifestyles and longer life expectancies are responsible for the increasing frequency of reconstructive implants. Younger patients are opting for reconstructive implants over less invasive alternatives due to improved and longer lasting implant technology. Patterson Medical believes it is well positioned to benefit from the growth in reconstructive implants, by providing orthopedic products, namely Continuous Passive Motion machines and splinting, which are critical to post-operatory rehabilitation.

International Operations

Patterson Medical's international operations are based in the United Kingdom ("U.K.") and are made up of three divisions: Homecraft in the U.K., Kinetec in France and Ausmedic in Australasia. The international operations broadly reflect the same business model as used in the North American market. In the U.K., France and Australia, operations include sales and marketing, customer service, distribution, purchasing and administration. France also includes a self contained manufacturing unit.

Homecraft is a leading supplier of aids to daily living ("ADL") and rehabilitation products in the U.K., and a significant player in the international markets. Having developed and designed many proprietary products, Homecraft is the prime source for numerous established and market leading ADL brands, including products sold under the Sammons Preston Rolyan brand. The Homecraft catalog offers a broad line of ADL, therapy, rehabilitation and pediatric products containing over 10,000 items. Their catalog is circulated to PTs, OTs, loan equipment stores and private clinics, trade outlets and the general public.

Homecraft's central sales and marketing strategy is to provide a "one-stop shop" proposition to hospitals, local government and trade customers throughout the U.K. Customers are reached through a combination of mail order, a 54 person sales force, telemarketing and in-market promotional and exhibition activity.

In April 2009, Homecraft acquired Mobilis Healthcare, further increasing Homecraft's presence in the U.K. While Homecraft has historically been focused on occupational therapy, Mobilis has a strong position in the physical therapy market.

In June 2010, Homecraft acquired the rehabilitation businesses of DCC Healthcare. The acquired DCC businesses, Days Healthcare, Physiomed and Ausmedic rank among the leaders in their overseas markets, providing assistive living products and rehabilitation equipment and supplies to hospitals, physical and occupational therapists, long-term care facilities, dealers and consumers in the U.K., continental Europe, Australia, New Zealand and other international markets.

Kinetec consists of two operations, the manufacturing and distribution of Continuous Passive Motion machines ("CPMs") for sale on a worldwide basis and the sale and distribution of Sammons Preston Rolyan and Homecraft products in France. Products are marketed to customers through product brochures, mailings, telemarketing and a sales force that covers the French rehabilitation market.

Strategy

Patterson Medical's objective is to be the customers' first choice for rehabilitation medical supplies and non-wheelchair assistive products in each of its chosen markets. It intends to continue its growth through internal expansion and acquisitions in both rehabilitation and related products.

Emphasizing Value-Added, Full-Service Capabilities. Patterson Medical currently offers their customer a "one-stop shop" for products through their industry leading catalog with over 20,000 items, focused primarily on physical and occupational therapy products. Patterson Medical adds new products each year to its ever-expanding catalog and is committed to doing so long-term. Consistent with Patterson Medical's current product offering, some of these new products are branded, exclusive or self-manufactured.

Patterson Medical recognizes that different customer groups have very different economic, product, distribution channel requirements and treatment goals. Patterson Medical proactively attempts to anticipate and flexibly respond to the diverse needs of its customers, while focusing on niches, worldwide, where its capabilities, reputation and customer partnerships can result in a competitive advantage. As such, Patterson Medical foresees an on-going evolution of its product offerings to meet the ever-increasing demands of its diverse customer segments.

Improving Operating Efficiencies. Patterson Medical's proprietary products, which consist of self-manufactured products, products manufactured for Patterson Medical and products sold through exclusive distribution arrangements represent approximately 35% of total revenues. Over the past several years, Patterson Medical made investments in new sales and marketing programs as a part of its accelerated adoption of Patterson's value-added strategy, including the expansion of its sales force and the establishment of a branch office structure. The Company believes these investments will result in additional sales and operating efficiencies into the future.

As of April 2011, the unit is distributing products from four shared distribution facilities that distribute products for two or all three Patterson operating units. In addition, the first shared branch office location was created late in fiscal 2007 in Northern California. This shared branch location includes both dental and rehabilitation segment personnel, while allowing the two units to share in certain common expenses. As of April 2011, Patterson Medical now shares eight branch facilities.

Growing Through Internal Expansion and Acquisitions. Patterson Medical believes it is well positioned to expand in its core markets. Patterson Medical's market presence, clinical understanding and close customer relationships allow it to anticipate and flexibly respond to the diverse needs of its customers. Patterson Medical believes its market knowledge, strong vendor relationships and manufacturing capabilities will continue to drive the delivery of value-added solutions through the continual enrichment of its product mix. Additionally, Patterson Medical believes its broad portfolio of national accounts and commitment to expand its sales force will enhance Patterson Medical's growth and penetration within its current and new customer base.

Patterson Medical acquired Homecraft and Kinetec as part of the SNR transaction. Patterson Medical is leveraging this platform to accelerate international expansion, in terms of both product lines and geographic regions. Since the SNR transaction, Patterson Medical has added over 550 pages of new products to the Homecraft catalog. Homecraft and Kinetec brought with them a proven capability to source products at very favorable costs and at high levels of quality from China, which has resulted in meaningful cost savings. Patterson Medical's management team believes its business model is transferable to other countries, and is using Homecraft to cultivate new relationships through an enhanced product array, sales effort, distribution capabilities and catalog expertise.

In May 2004, Patterson Medical acquired the assets of Medco Supply Company, Inc., or "Medco," from NCH Corporation. With sales of approximately $60 million, Medco is one of the nation's leading sports medicine distributors and is based in Buffalo, New York. In addition to its sports medicine business, it sells first aid, safety and medical consumable products to commercial and institutional customers, as well as consumable supplies and equipment to podiatrists. The complete product offering includes approximately 10,000 SKUs that are sold through direct mail catalogs and 13 territory sales people. Medco markets to athletic trainers, schools and school nurses, daycare providers and healthcare professionals including podiatrists, chiropractors and physical therapists.

Over the past five years, Patterson Medical has opened seventeen branch offices through acquisitions and internal start-ups in desirable locations throughout the U.S. In November 2007, Patterson Medical acquired PTOS® software, a leading line of practice management software for physical therapists.

In April 2009, Patterson Medical acquired Mobilis Healthcare, a U.K.-based business with sales of $28 million. Mobilis serves 12,000 customers in the U.K. and France and owns several leading brands that are sold into its primary markets.

Patterson Medical acquired the rehabilitation business of Empi, Inc., with sales of approximately $30 million, in June 2009.

In June 2010, Patterson Medical acquired the rehabilitation business of DCC Healthcare, with combined sales of approximately $70 million.

Products and Services

The following table sets forth the percentage of total sales represented by the principal categories of products and services offered to rehabilitation segment customers:

	2011	2010	2009
Consumables	69%	71%	69%
Equipment and software	26	24	25
Other	5	5	6
Total	100%	100%	100%

Consumables

Patterson Medical offers a large selection of supply products that can be categorized as follows:

- Aids to Daily Living—dressing devices, toileting, dining, bathing aids and grooming devices
- Orthopedic Soft Goods / Splints—braces, splints and orthotics for protecting, supporting and positioning
- Clinical—products that assist in the examination and treatment of patients, such as exercise bands, putty, weights, balls and mats
- Mobility—walkers, canes and wheelchair accessories such as gloves, trays and carrying bags
- Pediatric Seating and Positioning—rolls, wedges, specialty seating and standers, and mobility assistance products for special needs children. This category also includes sensory motor stimulation products such as toys, crafts and devices to assist with balance.
- Modalities—products for heating and cooling therapies, electrical stimulation, laser, ultrasound, paraffin, iontophoresis and therapeutic creams and lotions

Equipment and Software

Rehabilitation equipment consists of exercise, examination, treatment and therapy equipment and furniture. These products include parallel bars, treatment tables, mat platforms, treadmills, stationary bicycles and CPMs. The November 2007 acquisition of PTOS™ software added a line of practice management software to Patterson Medical's wide array of product offerings. In addition, certain acquisitions in the recent past have given the unit access to premium equipment lines that were previously unavailable to Patterson Medical.

Other

Other products and services include equipment repair revenues, software maintenance contract revenue and freight recovery on shipments to customers.

Sales and Marketing

Its customers generally know Patterson Medical as Sammons Preston in the U.S. and Canada, and Homecraft in the remainder of the world. The Sammons Preston and Homecraft business models, which Patterson Medical employs in the U.S., Canada and the U.K., have successfully driven revenue growth and profitability.

A core element of Sammons Preston's strategy is to maintain the most comprehensive single catalog of rehabilitation products and supplies. The catalog, published for over 50 years, is considered the gold standard of the industry and features the most comprehensive product offering with longstanding industry leading positions and recognized brand names. The product management group works closely with customers, suppliers and the sales force to evaluate new products for inclusion in Sammons Preston's product offering. Sammons Preston adds approximately 2,000 new products to the catalog each year.

Patterson Medical has an experienced sales force, national account contracts with major customer groups, unmatched customer service within the industry and the proven ability to introduce new products each year, allowing Patterson Medical to compete across the entire spectrum of the rehabilitation medical supplies and non-wheelchair assistive products industry.

A key priority has been the expansion of the field sales force, which has grown by more than 100 sales representatives since late in fiscal 2006 and now totals nearly 280 worldwide. New sales representatives are generally hired from the ranks of physical and occupational therapists, manufacturer representatives and others with extensive industry knowledge.

Patterson Medical began developing a branch office structure in fiscal 2007 through a combination of internal start-ups and dealer/distributor acquisitions. Similar to a dental branch, these offices have a showroom, commissioned sales staff and service department that provides equipment installation, repair and warranty service for equipment manufacturers.

Sammons Preston's national accounts group collaborates with its sales force to meet the changing needs of its expanding account base. Sammons Preston's U.S. national accounts program is staffed by seasoned professionals who have developed a comprehensive portfolio of contracts. Furthermore, the integrated Sammons Preston organization has national contracts with major purchasing groups within each submarket, including hospitals, nursing homes and dealers.

For many years, Sammons Preston and SNR had the only national sales forces in the U.S. dedicated to the clinical education and the sale of products to institutionally based PTs and OTs. With the acquisition and integration of SNR, Patterson Medical's clinical presence and sales capability have been enhanced with a broader product offering and a more complete range of proprietary brands. The Patterson Medical sales professionals, many of whom are therapists, are located throughout the U.S. and Canada. These sales professionals have utilized the extensive product line and the comprehensive national contracts portfolio to establish direct sales to U.S. hospitals, nursing homes and rehab clinics. Patterson Medical also sells to national healthcare distributors and local dealers.

The rehabilitation medical supplies and non-wheelchair assistive products that Patterson Medical offers are generally not subject to direct reimbursement pressures from Medicare and Medicaid. Patterson Medical does not engage in third-party billing and collection activities, but sells to customers, including dealers, who provide this service.

The rehabilitation medical supplies and non-wheelchair assistive products industry is highly fragmented. No one manufacturer, distributor or customer represents a significant portion of Patterson Medical's revenue.

To enhance the total value it brings to its customers, Patterson Medical created a value-added benefit program for its preferred customers. The Patterson Advantage® program from Patterson Medical entitles its best customers to discount pricing and cash rebates, priority service scheduling, supply management summary reports and continuing education course discounts.

Distribution

Patterson Medical's distribution process centers on its ability to fill small unit size and small dollar amount orders. In the U.S., over 6,000 packages ship daily from five locations. A majority of products are shipped out of an eastern Pennsylvania distribution center that is shared among all three Patterson operating units. Patterson Medical moved into this facility during fiscal 2007, at which time an existing distribution center located in Bolingbrook, IL was closed. In fiscal 2009, Patterson Medical moved into a Dinuba, California distribution center that carries a full line of rehabilitation products. Certain high volume product is distributed from other multi-segment facilities within the Patterson Logistics distribution network. Approximately 95% of the packages in the U.S. ship via UPS.

Patterson Medical's call center operates from 7am – 7pm Monday through Friday, processing in excess of 2,600 calls per day. In addition, the customer can order 24 hours a day through Patterson Medical's Internet websites. The combination of in-house staff and web ordering options provide customers with 24 hours a day, seven days a week ordering capabilities. Approximately 34% of customer orders are through the web or EDI, which has decreased call center activity, allowing us to provide more personalized service to our customers.

Sources of Supply

Among Patterson Medical's core strengths is its ability to obtain premier products from vendors. Patterson Medical purchases its products from over 1,500 suppliers and manufacturers. Although no single supplier accounted for more than 5% of Patterson Medical's total purchases in fiscal 2011, Patterson Medical frequently is the largest single customer of these manufacturers. Suppliers view the ability to distribute their products through Sammons Preston and Homecraft positively due to reputation, longstanding industry leading position, comprehensive catalogs, national account contracts, sales force presence and distribution capabilities. Patterson Medical continually works at strengthening its supplier relationships through the introduction of supplier programs.

Competition

Patterson Medical operates in the highly fragmented rehabilitation medical supplies and non-wheelchair assistive products industry. Patterson Medical's competition is generally either locally or regionally focused. Patterson Medical intends to pursue expansion opportunities when prudent in order to add products, customers and capabilities, which will further differentiate Patterson Medical from its competition.

Patterson Medical believes it is the only national player to offer, "one-stop shopping" to its customers. Patterson Medical's national and international scale and purchasing power provide Patterson Medical with a favorable cost position and strong pricing trends relative to its competition.

For further information on each of the Company's three operating segments, and operations by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 of this document and Note 11 to the Consolidated Financial Statements.

Patterson Companies, Inc.

Trademarks

Patterson has registered with the United States Patent and Trademark Office numerous trademarks including "Patterson®," "PDXpress®," "EagleSoft®" and "eMAGINE®." With the addition of Patterson Medical, the Company acquired the marks Sammons, Preston, Roylan, Homecraft and a number of other trade names and trademarks. The Company believes that their trademarks are well recognized within their respective industries, and are therefore valuable assets of the Company.

Employees

As of April 30, 2011, the Company had approximately 7,100 employees. Patterson has not experienced a shortage of qualified personnel in the past, and believes that it will be able to attract such employees in the future. None of Patterson's employees are subject to collective bargaining agreements or represented by a union. The Company considers its relations with its employees to be good.

Website

The Company makes available, free of charge, on its website, its Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after the material is electronically filed with or furnished to the Securities and Exchange Commissions. This material may be accessed by visiting the Investor Relations section of the Company's website at *www.pattersoncompanies.com.*

Information relating to corporate governance at Patterson, including our Principles of Business Conduct and Code of Ethics, and information concerning our executive officers, directors and Board committees, and transactions in Patterson securities by directors and officers, is available on or through our website *www.pattersoncompanies.com* in the Investor Relations section.

Information maintained on our website is not being included as a part of, or incorporating it by reference into, our Annual Report on Form 10-K.

Governmental Regulation

The marketing, distribution and sale of certain products sold by the Company are subject to the requirements of various federal, state and local laws and regulations. The Company is subject to regulation by the Federal Food and Drug Administration, the Drug Enforcement Administration and the U.S. Department of Transportation. Among the federal laws which impact the Company are the Federal Food, Drug and Cosmetic Act, which regulates the advertising, record keeping, labeling, handling, storage and sale of drugs and medical devices which are distributed by the Company, and which requires the Company to be registered with the Federal Food and Drug Administration; the Safe Medical Devices Act, which imposes certain reporting requirements on the Company in the event of an incident involving serious illness, injury or death caused by a medical device distributed by the Company; and the Controlled Substance Act, which regulates the record keeping, handling, storage and sale of certain drugs sold by the Company, and which requires the Company to be registered with the Drug Enforcement Administration. In addition, the transportation of certain products distributed by the Company that are considered hazardous materials is subject to regulation by the U.S. Department of Transportation.

The Company also is required to be licensed as a distributor of drugs and medical devices by each state in which it conducts business. In addition, several state Boards of Pharmacy require the Company to be licensed in their state for the sale of animal health products within their jurisdiction. The Company is also subject to the requirements of foreign laws and regulations, which impact the Company's operations in those foreign countries where the Company conducts business.

While the Company believes it is in substantial compliance with the laws and regulations which regulate its business, and that it possesses all the licenses required in the conduct of its business, the failure to comply with any of those laws or regulations, or the imposition of new laws or regulations could negatively impact the Company's business.

Executive Officers of the Registrant

Set forth below is the name, age and position of the executive officers of the Company as of June 29, 2011.

Name	Age	Position
Scott P. Anderson	44	President and Chief Executive Officer—Patterson Companies, Inc.
Peter L. Frechette	73	Chairman of the Board—Patterson Companies, Inc.
R. Stephen Armstrong	60	Executive Vice President, Chief Financial Officer and Treasurer—Patterson Companies, Inc.
Ranell Hamm	49	Vice President and Chief Information Officer—Patterson Companies, Inc.
Jerome E. Thygesen	53	Vice President, Human Resources—Patterson Companies, Inc.
Paul A. Guggenheim	51	President—Patterson Dental Supply, Inc.
George L. Henriques	50	President—Webster Veterinary Supply, Inc.
David P. Sproat	44	President—Patterson Medical Products, Inc.

The officers of the Company are elected annually and serve at the discretion of the Board of Directors.

Background of Executive Officers

Scott P. Anderson became the Company's Chief Executive Officer in April 2010 and was appointed to the Board of Directors in June 2010. Mr. Anderson had held the position of President of the Company's subsidiary, Patterson Dental Supply, Inc., since June 2006 and previously held the positions of Vice President, Sales and Vice President, Marketing of Patterson Dental Supply, Inc. Mr. Anderson joined Patterson in 1993 and currently serves on the board of directors of the Dental Trade Alliance, the trade association of dental manufacturers, distributors and laboratories.

Peter L. Frechette currently serves as our Chairman of the Board and has held that position since May of 1985. He served as Chief Executive Officer from September 1982 through May 2005 and as President from September 1982 to April 2003. He has been one of our directors since March 1983. Prior to joining Patterson, Mr. Frechette was employed by American Hospital Supply Corporation for 18 years, the last seven of which he served as President of its Scientific Products Division.

R. Stephen Armstrong was elected Executive Vice President, Chief Financial Officer and Treasurer of the Company effective July 1999. Before joining Patterson, Mr. Armstrong had been an Assurance Partner with Ernst & Young LLP. Ernst & Young LLP is currently the Company's independent registered public accounting firm. Mr. Armstrong has been a director of Delphax Technologies, Inc. since 2000.

Ranell Hamm was elected Vice President and Chief Information Officer in June 2011. Prior to joining Patterson, Ms. Hamm was Senior Director of Clinical Information Delivery for UnitedHealth Group since 2010. Prior to UnitedHealth Group she was employed with Assurant, Inc. since 1986, where she was Senior Vice President of Finance Systems & Services, IT Security; Chief Information Officer/Chief Operating Officer of Shared Business Services; and Senior Vice President of Shared Services Organization.

Jerome E. Thygesen became Vice President, Human Resources, in March 2006. Prior to joining Patterson, Mr. Thygesen was Vice President, Organizational Development for Fairview Red Wing Health Services from September 2001 to February 2006, and Director of Human Resources for Red Wing Shoe Company from March 1987 to June 2001.

Paul A. Guggenheim became President of Patterson Dental Supply, Inc. in April 2010. Mr. Guggenheim previously was the southwest region manager of Patterson Dental. Mr. Guggenheim joined Patterson in 2000 following its acquisition of Guggenheim Brothers Dental Supply. Mr. Guggenheim has worked in the dental industry for over 25 years and is former chairman of the American Dental Trade Association (now the Dental Trade Alliance). He also is past president of the Dental Dealers of America and former chairman of the American Dental Cooperative.

George L. Henriques was named President of Webster Veterinary Supply, Inc. in August 2006. Mr. Henriques previously served as chief information officer of Webster Veterinary since 2000 and also serves on the board of directors of the American Veterinary Distributors Association.

David P. Sproat was named President of Patterson Medical Products, Inc. in September 2005. Mr. Sproat joined Patterson Companies in 1997 and has served in various sales and marketing capacities, including Vice President, Sales of the Patterson Dental Supply, Inc. unit from June 2004 through September 2005.

Item 1A. RISK FACTORS

The following list describes several risk factors that are unique to our company. The risk factors described below should be carefully considered, together with the information included elsewhere in this Annual Report on Form 10-K and other documents filed with the SEC. These risks factors are being disclosed based on instructions set forth in Item 503(c) of Regulation S-K.

Economic conditions and volatility in the financial markets could adversely affect our operating results and financial condition.

Continued recessionary trends in the U.S. or global economy, or an uncertain economic outlook, could materially adversely affect our operating results and financial condition in the future. Economic conditions may continue to cause customers to reduce or delay purchases from us and may cause vendors to reduce their production or change their terms of sale to us. Volatility and other disruptions in the financial markets could adversely affect the cost and availability of credit to us, as well as the cost of, and ability to, sell finance contracts we receive from customers to outside financial institutions.

We compete in distribution industries that are highly competitive and we may not be able to compete successfully.

Our competitors include numerous manufacturers and distributors. Some of our competitors may have different resources than we do, which could allow them to compete more successfully. Many of our products are available from several sources and our customers tend to have relationships with several different distributors. Competitors could obtain exclusive rights to market particular products, which we would then be unable to market. Our failure to compete effectively may limit and/or reduce our revenues, profitability and cash flow.

Acquisitions of businesses could negatively impact our profitability and return on invested capital.

As a part of our business strategy, we have acquired businesses in the ordinary course and expect to continue acquiring businesses in the future. These acquisitions can involve a number of risks and challenges, any of which could cause significant operating inefficiencies and adversely affect our growth and profitability. Such risks and challenges include underperformance relative to our expectations and the price paid for the acquisition; unanticipated demands on our management and operational resources; difficulty in integrating personnel, operations and systems; retention of customers of the combined businesses; assumption of contingent liabilities; and acquisition-related earnings charges.

Our international operations are subject to risks that could adversely affect our operating results.

There are a number of risks inherent in foreign operations, which include regulatory, economic and political requirements and changes. Additionally, foreign operations expose us to foreign currency fluctuations that could impact our results of operations and financial condition based on the movements of the applicable foreign currency exchange rates in relation to the U.S. Dollar.

Our future operating results can be affected by our relationships with our sales representatives and vendors and manufacturers of products that we distribute.

The inability to attract or retain qualified sales personnel or build or maintain relationships with vendors and manufacturers of products that we distribute may have an adverse effect on our business.

Interruptions with our vendors could adversely affect our operating results.

We are dependent on our vendors to supply products. If a vendor is unable to deliver product in a timely and efficient manner, whether due to financial difficulties or other reasons, we could experience lost sales. In addition, a portion of our products are sourced, directly or indirectly, from outside the United States. Political or financial instability, increased tariffs, restrictions on trade, currency exchange rates, labor unrest, outbreak of pandemics or other events could slow distribution activities and affect foreign trade beyond our control and adversely affect our results of operations.

We sell products that could be subject to market and technological obsolescence.

We carry over 100,000 different product stock keeping units. Some of these products are subject to technological obsolescence that may not be within the control of the Company since we do not manufacture the products. If we were no longer able to sell these products due to customers making decisions not to buy them, we may have to record expense related to the diminution in value of inventories we have in stock that would adversely impact our operating results.

Audits by tax authorities could result in additional tax payments for prior periods.

The amount of income taxes we pay is subject to ongoing audits by U.S. federal, state and local tax authorities and by non-U.S. tax authorities. If these audits result in assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities.

We are subject to a variety of litigation that could adversely affect our results of operations and financial condition.

We are subject to a variety of litigation incidental to our business, including claims for damages arising out of the use of products we distribute, claims relating to intellectual property matters, and claims involving employment matters. We also may be subject to securities litigation.

The defense of these lawsuits may divert our management's attention, we may incur significant expenses in defending these lawsuits, and we may be required to pay damage awards or settlements or become subject to equitable remedies that could adversely affect our financial condition and results of operations. Any insurance or indemnification rights that we may have may be insufficient or unavailable to protect us against potential loss exposures.

Leadership development and succession planning.

Our business could suffer if it loses key personnel unexpectedly or fails to provide for an orderly management succession. Our success depends, in large part, on our ability to recruit skilled personnel for the business, and then identify and train our personnel for their transition into key roles to support the long-term growth of the business. While our board of directors and management actively monitor our succession plans and processes, any sudden change at the senior management level may adversely affect our business.

We may be required to record a significant charge to earnings if our goodwill or other intangible assets become impaired.

Our balance sheet includes goodwill and other identifiable intangible assets. Under U.S. generally accepted accounting principles, if impairment of our goodwill or other identifiable intangible assets is determined we may be required to record a significant charge to earnings in the period of such determination.

Certain U.S. and foreign laws could subject us to claims or otherwise harm our business.

We are subject to a variety of laws in the U.S. and abroad that may subject us to claims or other remedies. Our failure to comply with applicable laws may subject us to additional liabilities, which could adversely affect our business, financial condition and results of operations. In addition, the effects of healthcare related legislation and regulation may affect expenditures or reimbursements for rehabilitation and assistive products.

We are exposed to the risk of changes in interest rates.

Our balance sheet includes some variable rate long-term debt and certain non-current assets that are sensitive to movements in short-term interest rates. The variable rates are comprised of LIBOR plus a spread and reset on certain dates, as prescribed by the respective agreements. In addition, our balance sheet includes fixed rate long-term debt, whose fair value could be adversely affected by movements in interest rates. We finance purchases by our customers using finance contracts that are issued at fixed interest rates, and sell these contracts under various funding arrangements that are priced using variable interest rates. Our results of operations could be adversely affected if there are sudden and dramatic changes in the interest rates within the markets.

Item 1B. UNRESOLVED STAFF COMMENTS

The Company has received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of our 2011 fiscal year that remain unresolved.

Item 2. PROPERTIES

The Company owns its principal executive offices located in St. Paul, Minnesota, and the majority of its distribution and manufacturing facilities. Leases of other distribution, manufacturing and administrative facilities generally are on a long-term basis, expiring at various times, with options to renew for additional periods. Most sales offices are leased for varying and usually shorter periods, with or without renewal options. The Company believes its properties are in good operating condition and are suitable for the purposes for which they are being used.

Patterson Logistics Services

Effective at the beginning of fiscal 2007, the majority of the assets used to distribute product that were previously owned and operated by individual business units were transferred to a wholly owned subsidiary of Patterson Companies, Inc. The new entity, Patterson Logistics Services, Inc. ("PLSI") operates the distribution function for the benefit of all three of the sales and marketing business units.

As of April 30, 2011, PLSI operates 17 distribution centers totaling approximately 1,300,000 square feet of distribution space as follows:

- 2 dental distribution centers located in Indiana and Hawaii.
- 6 veterinary distribution centers. Sales and administrative personnel for the veterinary segment generally share space with PLSI in these distribution facilities, which are located in Alabama, Colorado, Indiana and Texas.
- 1 rehabilitation distribution center in New York State.
- 1 distribution center located in Texas, which stocks and distributes both dental and rehabilitation products.
- 4 distribution centers which stock and distribute dental and veterinary products, located in Iowa, Illinois, South Carolina and Washington state; and,
- 3 distribution centers located in California, Florida and Pennsylvania which distribute product for all three of the business units. These locations replaced nearby distribution centers which distributed product of just one of the business units.

Approximately 90% of the PLSI distribution center space is owned.

Patterson Technology Center

The Patterson Technology Center leases a 45,000 square foot building in Illinois. The Company is currently building a state-of-the-art 100,000 square foot facility near the current location. The construction of this owned facility will be completed in fiscal 2012 and will replace the leased facility that is currently occupied.

Dental Supply

In addition to the locations operated by PLSI, Patterson Dental utilizes an owned location in Illinois to manufacture and ship printed office products. The dental sales operations in Canada are supported by distribution centers located in the provinces of Quebec and Alberta, Canada.

The dental supply segment is headquartered in the Company's principal executive offices, which is an owned facility. This segment also maintains sales and administrative offices inside the United States at approximately 90 locations in over 40 states and at 10 locations in Canada. The majority of these locations are leased.

Veterinary Supply

Headquartered in Devens, Massachusetts, Webster Veterinary has executive, sales and marketing, human resource, accounting, and procurement personnel in this location. It's field sales and administrative personnel generally reside within the PLSI distribution center and branch locations shared with the dental supply segment.

Rehabilitation Supply

Patterson Medical is headquartered in Bolingbrook, Illinois. Distribution of product in North America is generally performed at PLSI-operated locations. Domestically, the rehabilitation supply segment maintains manufacturing facilities in Wisconsin, New York and South Carolina. Seventeen branch office locations include eight that are shared with the dental supply segment.

Internationally, this segment has facilities located in the U.K., France, Canada, Australia, New Zealand and Thailand.

Item 3. LEGAL PROCEEDINGS

The Company is involved in various product related, employment related and other legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of products the Company distributes. Product liability indemnification is generally obtained from our suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which the Company may be jointly liable, the Company would have liability for the entire judgment.

The Company maintains product liability insurance coverage for any potential liability for claims arising out of products sold by the Company. While the Company believes its insurance coverage is adequate, there can be no assurance that the insurance coverage maintained is sufficient or will be available to us in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements we have with our suppliers will provide us with adequate protection. In addition, future claims brought against the Company could involve claims not covered by insurance or indemnification agreements, and could have a material adverse effect on the Company's business or financial condition.

As of April 30, 2011, the Company had accrued our best estimate of potential losses relating to product liability and other claims that were probable to result in a liability and for which it was possible to reasonably estimate a loss. This accrued amount, as well as related expenses, was not material to the Company's financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

Item 4. REMOVED AND RESERVED

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the NASDAQ Global Select Market® under the symbol "PDCO."

The following table sets forth the range of high and low sale prices for the Company's common stock for each full quarterly period within the two most recent fiscal years. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

	High	Low
Fiscal 2011		
First Quarter	$32.22	$24.13
Second Quarter	$29.02	$24.88
Third Quarter	$33.29	$27.54
Fourth Quarter	$34.80	$30.42
	High	**Low**
Fiscal 2010		
First Quarter	$24.16	$19.55
Second Quarter	$28.34	$23.84
Third Quarter	$30.94	$24.37
Fourth Quarter	$32.84	$28.06

On June 24, 2011, the number of holders of record of common stock was 2,546. The transfer agent for the Company's common stock is Wells Fargo Bank, N.A., 161 North Concord Exchange, South St. Paul, Minnesota, 55075-0738, telephone: (651) 450-4064.

The Company had not paid any cash dividends on its common stock since its initial public offering in 1992 until the fourth quarter of fiscal 2010, at which time a $0.10 per share cash dividend was paid. The Company paid a $0.10 quarterly cash dividend for the first-three quarters of fiscal 2011 and increased the per share dividend to $0.12 in the fourth quarter. The Company expects to continue to pay a quarterly cash dividend for the foreseeable future; however, the payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.

For information relating to securities authorized for issuance under equity compensation plans, see Part III, Item 12.

In December 2007, the Company's Board of Directors expanded a share repurchase program to allow for the purchase of up to twenty-five million shares of common stock in open market transactions. As of March 2011, approximately 20.5 million shares had been repurchased under this authorization. In March 2011, the Board of Directors cancelled the existing share repurchase program and replaced it with a new authorization to repurchase an additional twenty-five million shares of common stock. As of April 30, 2011, 23,090,999 shares remain available under the repurchase authorization, which expires on March 15, 2016.

The following table presents activity under the stock repurchase program during the fourth quarter of fiscal 2011 ended April 30, 2011.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Be Purchased Under the Plan
January 30, 2011 to February 26, 2011	—	$ —	—	5,905,430
February 27, 2011 to March 26, 2011	210,501	$31.59	210,501	24,789,499
March 27, 2011 to April 30, 2011	1,698,500	$32.60	1,698,500	23,090,999
	1,909,001	$32.48	1,909,001	

The graph below compares the cumulative total shareholder return on $100 invested at the market close on April 28, 2006, the last trading day before the beginning of our 2007 fiscal year, through the end of fiscal 2011 with the cumulative return of the same time period on the same amount invested in the S&P 500 Index and a Peer Group Index, consisting of 32 companies (including our company) based on the same Standard Industrial Classification Code.* The chart below the graph sets forth the actual numbers depicted on the graph.

COMPARISON OF CUMULATIVE TOTAL RETURN



DOLLARS
160
140
120
100
80
60
40
20
0
4/29/2006
4/28/2007
4/26/2008
4/25/2009
4/24/2010
4/30/2011
Patterson Companies, Inc.
S&P 500 Index
Medical & Hospital Equipment

ASSUMES $100 INVESTED ON APR. 28, 2006
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING APR. 30, 2011

Company/Market/Peer Group	Period Ending					
	4/29/2006	4/28/2007	4/26/2008	4/25/2009	4/24/2010	4/30/2011
Patterson Companies, Inc.	$100.00	$111.36	$102.85	$61.08	$100.94	$108.37
S&P 500 Index	$100.00	$116.15	$110.81	$70.51	$101.17	$115.65
Medical & Hospital Equipment	$100.00	$111.96	$113.58	$79.58	$115.34	$140.46

Company/Market/Peer Group	Fiscal Year Ending					
	4/29/2006	4/28/2007	4/26/2008	4/25/2009	4/24/2010	4/30/2011
Patterson Companies, Inc.	$100.00	$111.36	$102.85	$61.08	$100.94	$108.37
S&P 500 Index	$100.00	$116.15	$110.81	$70.51	$101.17	$115.65
Medical & Hospital Equipment	$100.00	$111.96	$113.58	$79.58	$115.34	$140.46

* The current composition of SIC Code 5047—Medical, Dental & Hospital Equipment & Supplies—is as follows:

ActiveCare, Inc., Alpha Pro Tech, Ltd., ALR Technologies, Inc., American Medical Alert, Animal Health International, Inc., China Yibai United Guarantee International Holding, Inc., Chindex International, Inc., CompuMed, Inc., Five Star Quality Care, Inc., Henry Schein, Inc., Hybrid Energy Holdings, Inc, McKesson, Inc., Merit Medical Systems, Modern Mobility Aids, Inc., Molecular Imaging Corporation, MWI Veterinary Supply, Inc., Nano Mask Inc, NetMed, Inc., NOVT Corporation, Otter Tail Corporation, Owens & Minor, Inc., Patterson Companies, Inc., PSS World Medical, Inc., Pure Bioscience Inc., Scantek Medical, Inc., Shandong Zhouyuan Seed and Nursery Co., Ltd., THC Homecare, Inc., Trinity3 Corporation, Valesc Holdings, Inc., Varian Medical Systems, Inc., Vertical Health Solutions, Inc., Vision-Sciences, Inc.

Item 6. SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts)

	Fiscal Year Ended				
	April 30, 2011	April 24, 2010	April 25, 2009	April 26, 2008	April 28, 2007
Statement of Operations Data:					
Net sales	$3,415,670	$3,237,376	$3,094,227	$2,998,729	$2,798,398
Cost of sales	2,271,445	2,147,975	2,050,703	1,967,004	1,829,526
Gross margin	1,144,225	1,089,401	1,043,524	1,031,725	968,872
Operating expenses	768,217	734,110	697,298	672,522	633,182
Operating income	376,008	355,291	346,226	359,203	335,690
Other income – net	(20,121)	(16,250)	(26,575)	(1,775)	(6,082)
Income before income taxes	355,887	339,041	319,651	357,428	329,608
Income taxes	130,502	126,787	120,016	132,570	121,272
Net Income	$ 225,385	$ 212,254	$ 199,635	$ 224,858	$ 208,336
Diluted earnings per share	$ 1.89	$ 1.78	$ 1.69	$ 1.69	$ 1.51
Weighted average shares and potentially dilutive shares outstanding	119,066	119,202	118,355	132,910	137,769
Dividends per common share	$ 0.42	$ 0.10	—	—	—
Balance Sheet Data:					
Working capital	$ 863,278	$ 785,407	$ 603,295	$ 518,974	$ 509,021
Total assets	2,564,968	2,422,969	2,133,620	2,076,373	1,940,320
Total debt	525,000	525,000	547,000	655,034	180,024

Note: See the Notes to the Consolidated Financial Statements included in Item 8. of this Annual Report on Form 10-K.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company's fiscal 2011 financial information is summarized in this Management's Discussion and Analysis, the Consolidated Financial Statements, and the related Notes. The following background is essential to more fully understand the Company's financial information.

Patterson operates a distribution business in three complementary markets: dental supply, veterinary supply and rehabilitation supply. Historically the Company's strategy for growth focused on internal growth and the acquisition of smaller distributors and businesses offering related products and services to the dental market. In fiscal 2002, the Company expanded its strategy to take advantage of a parallel growth opportunity in the veterinary supply market by acquiring the assets of J. A. Webster, Inc. on July 9, 2001. The Company added a third component to its business platform in fiscal 2004 when it entered the rehabilitation supply market with the acquisition of AbilityOne Products Corp. ("AbilityOne") on September 12, 2003. AbilityOne is now known as Patterson Medical.

Operating margins of the veterinary business are considerably lower than the dental and rehabilitation supply businesses. While operating expenses run at a lower rate in the veterinary business, its gross margin is substantially lower. A major contributor to this margin differential results from the high concentration of pharmaceutical products distributed by the veterinary business, which are sold at margins well below the average for other consumable products.

There are several important aspects of the Company's business that are useful in analyzing the Company, including: (1) market growth in the various markets it operates; (2) internal growth; (3) growth through acquisition; and (4) continued focus on controlling costs and enhancing efficiency. Management defines "internal growth" as the increase in net sales from period to period, excluding the impact of changes in currency exchange rates, and excluding the net sales, for a period of twelve months following the transaction date, of businesses that it has acquired.

The Company operates with a 52-53 week accounting convention with its fiscal year ending on the last Saturday in April. Fiscal year 2011 included 53 weeks, while fiscal years ending in 2010 and 2009 were both comprised of 52 weeks. Fiscal 2012 will be comprised of 52 weeks.

In the fourth quarter of fiscal 2010, the Company initiated a quarterly cash dividend of $0.10 per share. A quarterly cash dividend of $0.10 per share was paid throughout fiscal 2011, except in the fourth quarter when the dividend was increased to $0.12 per share. Total dividends declared in fiscal years 2011 and 2010 were $50 million and $12 million, respectively. The Company expects to continue paying a quarterly cash dividend into the foreseeable future.

During fiscal 2011, the Company repurchased approximately 3.3 million shares of its common stock at a cost of approximately $99 million. Through these repurchases and the cash dividends, the Company returned nearly $149 million of cash to its shareholders.

With respect to the Company's Employee Stock Ownership Plan ("ESOP"), allocations to employees have been made almost entirely from shares of Company stock acquired in 1990. Although the accounting standards in effect in 1990 were subsequently revised, the accounting for the shares acquired in 1990 was grandfathered under the revised standards. The accounting for the 1990 shares called for the expensing of shares released for allocation to employees to be based on the original cost of the shares acquired. The revised standards require the expensing of shares released based on fair market value at the time the shares are committed to be released.

Since the revision of the accounting standards, the ESOP has acquired additional shares, nearly all of which are still held for future allocation employees. As the final allocation of the shares acquired in 1990 was made at the end of fiscal 2011, the ESOP shares that will be contributed to employees in fiscal 2012 and beyond will result in a non-cash expense equal to the fair market value of the shares when released.

Based on the Company's best estimate of a competitive ESOP contribution to employees in fiscal 2012, we estimate the non-cash ESOP expense will increase our operating expenses by approximately $23 million and $0.12 per share in fiscal 2012 as compared to fiscal 2011. While this expense does create a comparability discrepancy between the Company's past and foreseeable future, it does not change the Company's underlying cash generation ability or the fundamentals of the business.

Results of Operations

The following table summarizes the consolidated results of operations over the past three fiscal years as a percent of sales:

	2011	2010	2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	66.5%	66.3%	66.3%
Gross margin	33.5%	33.7%	33.7%
Operating expenses	22.5%	22.7%	22.5%
Operating income	11.0%	11.0%	11.2%
Other income, net	0.2%	0.3%	0.1%
Interest expense	0.8%	0.8%	1.0%
Income before taxes	10.4%	10.5%	10.3%
Income taxes	3.8%	3.9%	3.9%
Net income	6.6.%	6.6%	6.5%

Fiscal 2011 Compared to Fiscal 2010

Net Sales. Consolidated net sales in fiscal 2011 were $3,415.7 million, an increase of 5.5% from $3,237.4 million in fiscal 2010. The growth in sales includes a 2.1% contribution from acquisitions and a 0.4% favorable impact of changes in foreign currency translation rates. Each of the business units continued to be impacted by the weakness in the general economy during fiscal 2011. Fiscal 2011 also included an additional or fifty-third week due to the Company's fiscal year convention of ending on the last Saturday in April. It is difficult to quantify the exact impact of this additional week, but estimates have been provided in those areas where it is possible to make reasonable approximations. We estimate that the impact of the extra week on consolidated sales was approximately one and a half percent.

Dental segment sales in fiscal 2011 rose 3.2% to $2,236.1 million from $2,167.5 million in fiscal 2010. Acquisitions added 0.1% to sales and the impact of currency translation rates was a favorable 0.7%. Consumable sales increased 3.2%, although they were affected by uneven patient demand for dental services as a result of the weak economy. While the economic recovery has been slow, we believe the fundamentals of the North American dental market continued to strengthen as fiscal 2011 progressed.

Dental equipment and software sales increased 3.6% in fiscal 2011 to $734.7 million. Sales of basic dental equipment and software grew 5.4%, led by sales of digital sensors and cone beam and panoramic imaging systems. Sales of CEREC® dental restorative systems declined 2.4%.

As market fundamentals have started to improve, we believe dentists have gradually become more confident about investing in their practices. In addition, we implemented additional marketing programs at the beginning of the fourth quarter of fiscal 2011. These two factors helped in reaching equipment sales growth of 11.2% in the fourth quarter. We believe we are rebuilding sales momentum and are forcasting stronger equipment sales growth for fiscal 2012 as compared to fiscal 2011, however, our equipment sales may experience quarterly fluctuations as they have historically, given the sales cycles related to these capital expenditures and the potential impact of prevailing economic conditions.

Other dental sales, consisting primarily of technical service parts and labor, software support services and artificial teeth, increased 2.0% in fiscal 2011.

Webster Veterinary sales grew 4.9% to $674.9 million. Sales of consumables were 4.0% higher in fiscal 2011 and equipment and software sales of $34.3 million represented an increase of 16.8% compared to fiscal 2010. The Veterinary equipment business has been growing at solid rates in recent quarters, and we intend to continue investing in this relatively new portion of Webster's operation that has expanded the unit's full-service platform. Due to a change in distribution by a major pharmaceutical company at the beginning of calendar 2010, Webster's consumable sales growth was negatively impacted during the first two-thirds of the fiscal year. A higher percentage of doses sold during this period were under agency agreements as compared to the prior year where more doses were sold under buy-sell agreements. Under agency agreements, Webster reports a small commission for each dose sold, while under a buy-sell agreement, the full transaction value of the dose is recorded as revenue. This impact was estimated to be approximately three percentage points during the period.

Patterson Medical sales of $504.7 million were 18.4% higher than fiscal 2010. Acquisitions, primarily those from the health care business of DCC plc ("DCC"), contributed 15.3% of sales growth. Internally generated sales growth, which excludes the contribution of acquisitions and a 0.4% negative impact from foreign currency translation rates, was 3.5% in fiscal 2011.

Gross Margin. Consolidated gross margin was 33.5% in fiscal 2011 and 33.7% in fiscal 2010.

The Dental segment's gross margin decreased 30 basis points to 36.5% in fiscal 2011. Lower vendor rebates and a higher level of promotional activities as compared to fiscal 2010 contributed to the decline.

Gross margin of the Veterinary unit was 19.3%, a decrease of 20 basis points from 19.5% in fiscal 2010. Price increases on a line of pharmaceutical products by a manufacturer and lower vendor rebates were primary factors of the decline in gross margin.

Patterson Medical's gross margin of its historical operations expanded during fiscal 2011; however, these improvements were offset by lower gross margins of the operations acquired from DCC, which carried lower gross margins than Patterson Medical's historical business. For the year, gross margin declined 10 basis points to 39.1%.

Operating Expenses. The consolidated operating expense ratio in fiscal 2011 was 22.5%, or 20 basis points lower than fiscal 2010.

The Dental unit's operating expense ratio decreased 30 basis points, reflecting expense controls and leverage gained from higher sales on fixed costs.

The ratio of the Veterinary unit's operating expenses as a percent of sales decreased 80 basis points, due to leverage on higher sales and cost savings from the further integration of the October, 2008 Columbus Serum acquisition. Those integration activities were completed in fiscal 2011.

Patterson Medical's operating expense ratio temporarily increased 80 basis points in fiscal 2011 due to the direct costs of the transaction and the cost structure of the assets acquired from DCC. Integration activities throughout the year were largely complete at the end of fiscal 2011 and are expected to result in a lower cost of operations for the acquired businesses in fiscal 2012.

Operating Income. Operating income was $376.0 million in fiscal 2011, or 5.8% higher compared to $355.3 million in fiscal 2010. Operating margin was 11.0% in fiscal years 2011 and 2010, respectively.

Interest Expense. Interest expense was $25.8 million in fiscal 2011 compared to $25.7 million in fiscal 2010.

Other Income, net. Other income, net of other expenses, was $5.7 million in fiscal 2011 compared to $9.4 million in fiscal 2010. The decrease was due to losses related to the Veterinary unit's equity interest in VetSource. Interest income totaled $8.2 million in fiscal 2011, compared to $8.6 million in fiscal 2010.

Income Taxes. The effective income tax rate was 36.7% in fiscal 2011 as compared to 37.4% in fiscal 2010. A portion of the dividends paid on shares held by our Employee Stock Ownership Plan are deductible on the Company's income tax return. As there were more dividends paid in fiscal 2011 than in fiscal 2010, the deductible amount was larger, resulting in a lower effective income tax rate in fiscal 2011.

Net Income and Earnings Per Share. Net income increased 6.2% to $225.4 million in fiscal 2011 due primarily to the increase in operating income as discussed above. Earnings per diluted share and dilutive shares outstanding were $1.89 and 119.1 million, respectively, in fiscal 2011 and $1.78 and 119.2 million, respectively, in fiscal 2010.

Fiscal 2010 Compared to Fiscal 2009

Net Sales. Fiscal 2010 consolidated sales were $3,237.4 million, an increase of 4.6% compared to $3,094.2 million in fiscal 2009. Acquisitions contributed 4.1% to sales growth, resulting mostly from acquisitions by the veterinary and rehabilitation units. Fluctuations in foreign currency translation rates contributed 0.4% to sales growth. During both fiscal 2010 and 2009, sales at each of our business units were adversely affected by the recession and slow economic recovery.

Sales of our consolidated dental supply unit were $2,167.5 million, a decrease of 0.3% from $2,174.4 million in fiscal 2009. Fluctuations in foreign currency rates related to our dental operations in Canada and the contribution from acquisitions had a favorable impact on fiscal 2010 sales of 0.6% and 0.7%, respectively. Sales of dental consumable supplies decreased 0.2% to $1,214.8 million. Beginning late in the first half of fiscal 2009 and continuing throughout fiscal 2010, the sales of consumables were affected by reduced discretionary spending and high levels of unemployment resulting from the general economic conditions, particularly in the United States.

Dental equipment sales declined 3.0% in fiscal 2010 to $709.5 million. We believe the weak economy caused many dental practitioners to focus their investment dollars on equipment with rapid and high rates of return. Sales of basic equipment were 7.5% lower in fiscal 2010, while sales of CEREC® 3D dental restorative systems rose 15.7%. Within the basic equipment category, certain technology products with rapid rates of return such as digital imaging systems (sensors, panoramic and cone beam units) outperformed core equipment such as chairs, power units and cabinetry.

Other dental sales, consisting primarily of technical service parts and labor, software support services and artificial teeth, grew 7.7% in fiscal 2010.

Sales of Webster Veterinary grew 16.9% to $643.6 million. Acquisitions, primarily the Columbus Serum Company ("Columbus") acquired in October 2008, contributed 11.5% of the sales growth. Internally generated sales rose 5.4%.

Patterson Medical sales of $426.3 million were 15.5% higher than fiscal 2009. Acquisitions, primarily those of Mobilis Healthcare Group ("Mobilis") late in fiscal 2009 and Empi Therapy Solutions ("Empi") in June 2009, contributed 13.4% of the sales growth. Internally generated sales growth, which excludes the contribution of acquisitions and a 0.3% negative impact related to foreign currency translation rates, was 2.4% in fiscal 2010.

Gross Margin. Consolidated gross margin was 33.7% in both fiscal 2010 and fiscal 2009.

The Dental segment's gross margin improved 40 basis points to 36.8% in fiscal 2010, largely due to product mix. Core equipment such as chairs, units and lights, generally have a lower gross margin than newer, technology related equipment.

Gross margin of the Veterinary unit was unchanged at 19.5%.

Patterson Medical's gross margin declined 30 basis points due primarily to the Mobilis and Empi acquisitions which carry lower gross margins than Patterson Medical's historical business.

Operating Expenses. The consolidated operating expense ratio in fiscal 2010 was 22.7%, or 20 basis points higher than fiscal 2009. In the second half of fiscal 2009 and continuing throughout fiscal 2010, the Company took steps involving a range of cost control initiatives including a hiring freeze except in the area of sales representatives, a wage freeze and restrictions on travel and other more discretionary expenses. In the first quarter of fiscal 2010, the Company enacted company-wide salary reductions. While these measures have slowed expense growth, their impact was lessened by acquisition-related expenses, including amortization expense, and higher levels of incentive compensation based on achievement of operating targets for the current year.

The Dental unit's operating expense ratio increased 40 basis points, reflecting increased fixed costs on lower sales volume and acquisition-related expense.

The ratio of the Veterinary unit's operating expenses as a percent of sales improved 10 basis points, primarily due to leverage on higher sales.

Patterson Medical's operating expense ratio increased 70 basis points in fiscal 2010 due primarily to the cost structure of recent acquisitions.

Operating Income. Operating income was $355.3 million in fiscal 2010, or 2.6% higher compared to $346.2 million in fiscal 2009. Operating margin was 11.0% and 11.2% in fiscal years 2010 and 2009, respectively, as increases in semi-variable and fixed costs outpaced revenue growth causing the de-leveraging of the expense structure.

Interest Expense. Interest expense was $25.7 million in fiscal 2010 compared to $30.1 million in fiscal 2009. The $4.4 million decrease in interest expense is due primarily to $130 million of scheduled debt payments made in November 2008.

Other Income, net. Other income, net of other expenses, was $9.4 million in fiscal 2010 compared to $3.6 million in fiscal 2009. Interest income increased $3.1 million due primarily to higher levels of finance contracts held during fiscal 2010. Besides higher interest income, other income was $0.9 million, a change of $2.7 million from the loss of $1.8 million in fiscal 2009, due primarily to fluctuations in foreign currency rates.

Income Taxes. The effective income tax rate was 37.4% in fiscal 2010 as compared to 37.5% in fiscal 2009.

Net Income and Earnings Per Share. Net income increased 6.3% to $212.3 million in fiscal 2010 due to increases in operating income and other income, net as discussed above. Earnings per diluted share and dilutive shares outstanding were $1.78 and 119.2 million, respectively, in fiscal 2010 and $1.69 and 118.4 million, respectively, in fiscal 2009.

Liquidity and Capital Resources

Patterson's operating cash flow has been the Company's principal source of liquidity in the last three fiscal years. During fiscal 2009 and in early fiscal 2010, the Company used its revolving credit facility periodically as a source of liquidity in addition to operating cash flow.

Operating activities generated cash of $262.6 million in fiscal 2011, compared to $265.5 million in fiscal 2010 and $124.0 million in fiscal 2009. In the second half of fiscal 2009, the Company invested in a financing program to support marketing efforts directed at the CEREC® product line. This promotion, which ended at the close of fiscal 2009, had generated approximately $98 million of finance contracts that the Company could not immediately sell to its funding sources due to certain requirements in those funding arrangements. In fiscal 2011 and 2010, the Company invested in similar financing programs, but to a lesser degree.

Capital expenditures were $36.9, $29.8 and $32.3 million in fiscal years 2011, 2010 and 2009, respectively. Significant expenditures in these years included the purchase and expansion of distribution facilities to accommodate multiple business units, the construction of a new facility for the Patterson Technology Center, the expansion of our general office building and continuing investments in information systems. In fiscal 2011, a project to build-out a purchased distribution center in Indiana has progressed and is operational for one business unit. In fiscal 2012, the remainder of the build-out will be completed and the building will serve as a distribution facility used by all three business units. This facility is replacing several smaller distribution facilities that have been or will be closed. In addition, the majority of the construction of a new building for the Patterson Technology facility in Illinois took place in fiscal 2011. This 100,000 square foot state-of-the-art facility will replace a nearby leased location and is expected to open in the second quarter of fiscal 2012. Capital expenditures in fiscal 2012 will include the interior furnishings for this facility.

The Company expects to invest approximately $30 million in capital expenditures during fiscal 2012, including investments in information systems and the completion of the Indiana distribution facility build-out and Patterson Technology facility projects discussed above.

Cash used for acquisitions and equity investments totaled $52.2 million in fiscal 2011, $53.7 million in fiscal 2010 and $124.8 million in fiscal 2009. The majority of the cash used for acquisitions in fiscal 2011 was related to the acquisition of the entities of DCC plc. The acquisition of the rehabilitation products business of Empi, Inc. and the investment in VetSource accounted for the majority of the cash used in fiscal 2010 and the acquisitions of Columbus, Dolphin, and Mobilis accounted for the majority of the cash used in fiscal 2009.

There were neither issuances of, nor principal payments on, debt during fiscal 2011. In fiscal 2010, the Company fully paid the $22 million that was outstanding under a revolving credit facility at the end of fiscal 2009. A maximum of $300 million is available under this facility which expires in fiscal 2013. Payments on long-term debt in fiscal 2009 were $130 million and related to a scheduled retirement of debt that had been issued in fiscal 2004.

In the fourth quarter of fiscal 2010, the Company declared and paid an initial quarterly cash dividend of $0.10 per share. In fiscal 2011, the Company continued to pay a quarterly cash dividend of $0.10 per share for the first three quarters, which was increased to $0.12 per share in the fourth quarter. Total dividends paid in fiscal 2011 and fiscal 2010 were $50.0 million and $11.9 million, respectively. In addition, during fiscal 2011 the Company repurchased approximately 3.3 million shares of its common stock for approximately $99 million. Under a share repurchase plan authorized by the board of directors, as of April 30, 2011, the Company may repurchase up to an additional 23.1 million shares of its common stock. This authorization remains in effect through March 15, 2016.

The Company expects to continue to pay a quarterly cash dividend and to return a portion of its excess cash to shareholders through additional repurchases of its common stock under the current authorization discussed above. While there are no assurances as to the level of repurchases in the future, the Company expects to use approximately $100 million to repurchase its common stock during fiscal 2012.

Management expects funds generated from operations and existing cash to be sufficient to meet the Company's working capital needs for the next fiscal year. The Company expects to continue to obtain liquidity from the sale of its equipment finance contracts. In addition, as of April 30, 2011, $300 million is available under a revolving credit facility. The Company's existing debt facilities are believed to be adequate as a supplement to internally generated cash flows to fund anticipated expansion plans and strategic initiatives, including acquisitions.

The Company sells a significant portion of its finance contracts to a commercial paper funded conduit managed by a third party bank, and as a result, commercial paper is indirectly an important source of liquidity for the Company. The Company is allowed to participate in the conduit due to the quality of its finance contracts and its financial strength. Cash flow could be impaired if the Company's financial strength diminished to a level that precluded the Company from taking part in this facility or other similar facilities. Also, market conditions outside of the Company's control could adversely affect the ability of the Company to sell the contracts.

Customer Financing Arrangements

The Company is a party to two arrangements under which it has sold finance contracts it receives from its customers to outside financial institutions. These arrangements have provided sources of liquidity for the Company that would have to be replaced should each of the current financial institutions be unable or unwilling to continue in the arrangements. In the fourth quarter of fiscal 2010, one agreement with a group of banks led by U.S. Bank National Association with capacity of $110 million was amended such that no additional contracts will be sold under the arrangement. At the same time, the Company's other agreement with JPMorgan Chase Bank, N.A was amended to increase capacity from $367 million to $550 million.

In December 2010, the agreement with JPMorgan Chase Bank, N.A. was amended and restated and The Bank of Tokyo-Mitsubishi UFJ, Ltd. became the managing agent under the amended agreement. As of April 30, 2011, the capacity under this agreement is $500 million. The Company's financing business is described in further detail in Note 6 of the Notes to the Consolidated Financial Statements in Item 8 of this Form 10-K. Note 6, "Customer Financing", discusses the nature and business purpose of the arrangements and the activity under each arrangement during fiscal 2011, including the amount of finance contracts sold and the holdback receivable owed to the Company.

Contractual Obligations

A summary of the Company's contractual obligations as of April 30, 2011 follows (in thousands):

	Payment due by year				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt	$525,000	$ —	$125,000	250,000	150,000
Interest on Long-Term Debt	115,241	24,675	45,834	28,559	16,172
Operating Leases	71,099	17,799	26,383	15,377	11,540

As discussed in Note 11 of the Notes to Consolidated Financial Statements, the Company adopted the provisions of ASC Topic 740, "Income Taxes" related to uncertainty in income taxes at the beginning of fiscal 2008. The Company is unable to determine its contractual obligations by year related to this pronouncement, as the ultimate amount or timing of settlement of its reserves for income taxes cannot be reasonably estimated. The total liability for unrecognized tax benefits including interest and penalties at April 30, 2011, is $21.9 million.

For a more complete description of our contractual obligations, see Notes 7 and 10 to the Consolidated Financial Statements in Item 8 of this Form 10-K.

Outlook

Over the last ten years, the Company has been able to grow revenue and earnings through its strategy of emphasizing its value-added, full-service capabilities, using technology to enhance customer service, continuing to improve operating efficiencies, and growing through internal expansion as well as from acquisitions. While we believe that the weakness in the general economy that has existed during much of fiscal 2011 and 2010 will continue to affect our performance for at least the near term, the Company's strategy will continue to focus on these key elements. With strong operating cash flow and available credit capacity, the Company is confident that it will be able to financially support its future growth. The Company believes that the strategic initiatives that it has implemented in the past several years, as well as those that will be implemented in fiscal 2012 and beyond, will strengthen the Company's operational platform and contribute to future growth. Given these factors, the Company considers itself well positioned to capitalize upon the growth opportunities in the dental supply, companion-pet veterinary supply and the worldwide rehabilitation supply markets.

Asset Management

The following table summarizes the Company's days sales outstanding (DSO) and inventory turnover the past three fiscal years:

	2011	2010	2009
DSO (1)	48	51	56
Inventory turnover (2)	6.9	7.1	6.8

(1) Receivables as of April 30, 2011 and April 24, 2010 include approximately $19 and $63 million, respectively, of finance contracts received from customers related to certain financing promotions in fiscal 2011 and 2010. The Company has sold contracts in fiscal 2011 and expects to sell the contracts held as of April 30, 2011 to outside institutions under an existing agreement during fiscal 2012. If these finance contracts are excluded from the calculation of DSO, the pro forma DSO would be 46 and 44 as of April 30, 2011 and April 24, 2010.

(2) The inventory values used in this calculation are the LIFO inventory values for all inventories except for manufactured inventories and foreign inventories, which are valued using FIFO inventory methods.

Foreign Operations

Foreign sales are derived primarily from Patterson Dental and Patterson Medical operations in Canada and from Patterson Medical's operations in the U.K., France and Australia. Fluctuations in currency exchange rates have not significantly impacted earnings. However, changes in exchange rates enhanced net sales in fiscal 2011 and 2010, and adversely affected net sales in fiscal 2009. Without foreign currency effects, net sales would have been $12.4 million lower, $11.5 million lower, and $33.4 million higher in fiscal years 2011, 2010 and 2009, respectively. Changes in currency exchange rates are a risk accompanying foreign operations, but this risk is not considered material with respect to the consolidated operations of the Company.

Critical Accounting Policies and Estimates

The Company has adopted various accounting policies to prepare its consolidated financial statements in accordance with accounting principles generally accepted in the United States. Management believes that the Company's policies are conservative and its philosophy is to adopt accounting policies that minimize the risk of adverse events having a material impact on recorded assets and liabilities. However, the preparation of financial statements requires the use of estimates and judgments regarding the realization of assets and the settlement of liabilities based on the information available to management at the time. Changes subsequent to the preparation of the financial statements in economic, technological and competitive conditions may materially impact the recorded values of the Company's assets and liabilities. Therefore, the users of the financial statements should read all the notes to the Consolidated Financial Statements and be aware that conditions currently unknown to management may develop in the future. This may require a material adjustment to a recorded asset or liability to consistently apply the Company's significant accounting principles and policies that are discussed in Note 1 to the Consolidated Financial Statements. The financial performance and condition of the Company may also be materially impacted by transactions and events that the Company has not previously experienced and for which the Company has not been required to establish an accounting policy or adopt a generally accepted accounting principle.

Revenue Recognition—Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources.

Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and final, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided.

Revenue for arrangements with multiple deliverables meeting the criteria for a separate unit of accounting use the relative fair value method and revenue is recognized for each deliverable in accordance with applicable revenue recognition criteria.

Other revenue including freight and delivery charges and technical service parts and labor is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

Patterson Advantage® Loyalty Program—Patterson Dental provides a point-based awards program to qualifying customers involving the issuance of "Patterson Advantage® dollars" which can be used toward equipment and technology purchases. The program was initiated on January 1, 2009 and runs on a calendar year schedule. Patterson Advantage® dollars earned during a program year expire one year after the end of the program year. The cost and corresponding liability associated with the program are recognized as contra-revenue in accordance with ASC Topic 605-50, "Revenue Recognition-Customer Payments and Incentives." As of April 30, 2011, the Company does not have sufficient experience with the program to reasonably estimate the amount of Patterson Advantage® dollars that will not be redeemed and thus has recorded a liability for the maximum potential amount that could be redeemed. Actual redemptions could differ from our estimates, resulting in an adjustment to revenues.

Inventory and Reserves—Inventory consists primarily of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. The Company continually assesses the valuation of our inventories and reduces the carrying value of those inventories that are obsolete or in excess of our forecasted usage to estimated realizable value. Estimates are made of the net realizable value of such inventories based on analyses and assumptions including, but not limited to, historical usage, future demand and market requirements.

Goodwill and Other Indefinite-Lived Intangible Assets—Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

Goodwill for each reporting unit is evaluated using a two-step impairment test at the reporting unit level. The Company has three reporting units at April 30, 2011, which are the same as our operating units. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of goodwill impairment loss to be recorded. The determination of fair value involves uncertainties because it requires management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. The Company conducts impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. Additionally, in assessing goodwill for impairment, we consider the reasonableness of the implied control premium based on market capitalizations and recent market transactions.

We assess other indefinite-lived intangible assets for impairment by comparing the carrying value of an asset with its fair value. If the carrying value exceeds fair value, an impairment loss is recognized in an amount equal to the excess. The determination of fair value involves assumptions, including projected revenues and gross profit levels, as well as consideration of any factors that may indicate potential impairment.

In the fourth quarter of fiscal 2011, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Although the Company believes our estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and our financial results, including an impairment charge that could be material.

Long-Lived Assets—Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The Company's definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value.

Income Taxes—The Company is subject to income taxes in both the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the Company's belief that its tax return positions are supportable, the Company believes that certain positions may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law. This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made and could materially affect our financial results.

To the extent that the provision for income taxes would have increased/decreased by 1 percent of income before taxes, consolidated net income would have decreased/increased $3.6 million in fiscal 2011.

Valuation allowances are established for deferred tax assets if, after assessment of available positive and negative evidence, it is more likely than not that the deferred tax asset will not be fully realized. The valuation allowance reflected in the footnote disclosure relates to net operating loss carryforwards of Mobilis Healthcare Group, acquired during fiscal 2009 and principally based in the United Kingdom.

Self-insurance—The Company is self-insured for certain losses related to general liability, product liability, automobile, workers' compensation and medical claims. The Company estimates a liability based upon an analysis of historical data and actuarial estimates. While we believe our current estimates are reasonable based on information currently available, actual results could differ and affect our financial results due to changes in the amount or frequency of claims, medical cost inflation or other factors. Historically, actual results related to these types of claims have not varied significantly from estimated amounts.

Stock-based Compensation—The Company recognizes stock-based compensation based on certain assumptions including inputs within the Black-Scholes Model and estimated forfeitures. These assumptions require subjective judgment and changes in the assumptions can materially affect fair value estimates.

Management assesses the assumptions and methodologies used to estimate forfeitures and to calculate estimated fair value of stock-based compensation on a regular basis. Circumstances may change, and additional data may become available over time, which could result in changes to these assumptions and methodologies and thereby materially impact our fair value determination or estimates of forfeitures. If factors change and the Company employs different assumptions, the amount of compensation expense associated with stock-based compensation may differ significantly from what was recorded in the current period.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance codified into ASC Topic No. 860, "Transfers and Servicing" (ASC 860) which amends the derecognition guidance in former FASB Statement No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities. Also in June 2009, the FASB issued guidance codified into ASC Topic No. 810, "Consolidation" (ASC 810) which amends the consolidation guidance applicable to variable interest entities. The amendments significantly affected the overall consolidation analysis under former FASB Interpretation No. 46(R). Both ASC 860 and ASC 810 were effective for fiscal years beginning after November 15, 2009. See Note 6 to the financial statements for information regarding the Company's accounting under this guidance.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). This update amends ASC Topic 605-25, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements" to remove the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The update also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables' relative selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. ASU 2009-13 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements" (ASU 2009-14). This update modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the product's functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. ASU 2009-14 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

Factors That May Affect Future Operating Results

Certain information of a non-historical nature contained in Items 1, 2, 3 and 7 of this Form 10-K include forward-looking statements. Words such as "believes," "expects," "plans," "estimates," "intends" and variations of such words are intended to identify such forward-looking statements. The statements are not guarantees of future performance and are subject to certain risks, uncertainties or assumptions that are difficult to predict; therefore, the Company cautions shareholders and prospective investors that the following important factors, among others, could cause the Company's actual operating results to differ materially from those expressed in any forward-looking statements. The factors listed under this caption are intended to serve as cautionary statements within the meaning of the Private Securities Litigation Reform Act of 1995. The following information is not intended to limit in any way the characterization of other statements or information under other captions as cautionary statements for such purpose. The order in which such factors appear below should not be construed to indicate their relative importance or priority.

- Economic conditions and volatility in the financial markets could adversely affect our operating results and financial condition.

- The Company's ability to meet increased competition from national, regional and local full-service distributors and mail-order distributors of dental, veterinary and rehabilitation products, while maintaining current or improved profit margins.
- The ability of the Company to effectuate modifications to the business models of its three operating units to address changes in the individual markets of those business units.
- The ability of the Company to consolidate the distribution, information services, human resources, financial and other administrative functions of its three business units jointly shared services which meet the needs of the individual business units.
- The ability of the Company to manage rapidly changing energy and commodity prices.
- The ability of the Company to retain its base of customers and to increase its market share.
- The ability of the Company to maintain satisfactory relationships with qualified and motivated sales personnel.
- The ability of the Company to provide for an orderly management succession, including the ability to recruit skilled personnel for the business, and then identify and train our personnel for their transition into key roles to support the long-term growth of the business.
- The continued ability of the Company to maintain satisfactory relationships with key vendors and the ability of the Company to create relationships with additional manufacturers of quality, innovative products.
- Changes in the economics of dentistry affecting dental practice growth and the demand for dental products, including the ability and willingness of dentists to invest in high-technology diagnostic and therapeutic products.
- Reduced growth in expenditures for dental services by private dental insurance plans.
- The accuracy of the Company's assumptions concerning future per capita expenditures for dental services, including assumptions as to population growth and the demand for preventive and specialty dental services such as periodontic, endodontic and orthodontic procedures.
- The rate of growth in demand for infection control products currently used for prevention of the spread of communicable diseases such as AIDS, hepatitis and herpes.
- Changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets.
- The effects of healthcare related legislation and regulation, which may affect expenditures or reimbursements for rehabilitation and assistive products.
- Acquisitions of businesses could negatively impact our profitability and return on invested capital.
- Our international operations are subject to risks that could adversely affect our operating results.
- We sell products that could be subject to market and technological obsolescence.
- Audits by tax authorities could result in additional tax payments for prior periods.
- We are subject to a variety of litigation that could adversely affect our results of operations and financial condition.
- We may be required to record a significant charge to earnings if our goodwill or other intangible assets become impaired.
- We are exposed to the risk of changes in interest rates.
- Certain U.S. and foreign laws could subject us to claims or otherwise harm our business.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

The Company is exposed to market risk consisting of foreign currency rate fluctuations and changes in interest rates.

The Company is exposed to foreign currency exchange rate fluctuations in its operating statement due to transactions denominated primarily in Canadian Dollars, British Pounds, Euros, Australian Dollars and New Zealand Dollars. Although the Company is not currently involved with foreign currency hedge contracts, it continually evaluates its foreign currency exchange rate risk and the different mechanisms for use in managing such risk. A hypothetical 10% change in the value of the U.S. dollar in relation to the Company's most significant foreign currency exposures would have reduced fiscal 2011 net sales by approximately $41 million. This amount is not indicative of the hypothetical net earnings impact due to the partially offsetting impact of the currency exchange movements on cost of sales and operating expenses.

The Company's earnings are also affected by fluctuations in short-term interest rates through the investment of its cash balances, borrowings under LIBOR-based debt instruments and the practice of selling fixed rate equipment finance contracts under agreements with both a commercial paper conduit and a group of banks that provide for pricing based on variable interest rates.

As of April 30, 2011, the Company had a $75 million variable-rate term note outstanding. The Company views its variable interest rate debt position on a net basis that gives effect to the Company's cash and short term investment balances.

When considering the exposure under the agreements whereby the Company sells equipment finance contracts to both a commercial paper conduit and a group of banks, the Company has the ability to select pricing based on interest rates ranging from 30 day LIBOR up to twelve month LIBOR. In addition, the majority of the portfolio of installment contracts generally turns over in less than 48 months and the Company can adjust the rate it charges on new customer contracts at any time. Therefore, in times where the interest rate markets are not rapidly increasing or decreasing, the average interest rate in the portfolio generally moves with the interest rate markets and thus would parallel the underlying interest rate movement of the pricing built into the sale agreements. In calculating the gain on the contract sales, the Company uses an interest rate curve that approximates the maturity period of the then-outstanding contracts. If increases in the interest rate markets occur, the average interest rate in our contract portfolio may not increase at the same rate, resulting in a reduction of gain on the contracts sales as compared to the gain that would be realized if the average interest rate in our portfolio were to increase at a more similar rate to the interest rate markets.

The Company estimates that if interest rates had been 10% higher during the year, the annual impact would have been to reduce earnings before income tax by less than $1 million.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited Patterson Companies, Inc.'s internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Patterson Companies, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Annual Report on Internal Control Over Financial Reporting appearing in Item 9A, Controls and Procedures, of this Annual Report on Form 10-K. Our responsibility is to express an opinion on Patterson Companies, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Patterson Companies, Inc. maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Patterson Companies, Inc. as of April 30, 2011, and April 24, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 30, 2011, and our report dated June 29, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 29, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Patterson Companies, Inc.

We have audited the accompanying consolidated balance sheets of Patterson Companies, Inc. and subsidiaries as of April 30, 2011, and April 24, 2010, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three fiscal years in the period ended April 30, 2011. Our audits also included the financial statement schedule listed in Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Patterson Companies, Inc. and subsidiaries at April 30, 2011, and April 24, 2010, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended April 30, 2011, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Patterson Companies, Inc.'s internal control over financial reporting as of April 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated June 29, 2011, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 29, 2011

PATTERSON COMPANIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	April 30, 2011	April 24, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 388,665	$ 340,591
Receivables, net of allowance for doubtful accounts of $8,365 and $9,111 at April 30, 2011 and April 24, 2010, respectively	465,170	452,746
Inventory	336,094	288,725
Prepaid expenses and other current assets	40,780	51,696
Total current assets	1,230,709	1,133,758
Property and equipment, net	189,583	169,598
Long-term receivables, net	90,285	75,073
Goodwill	795,616	782,083
Identifiable intangibles, net	227,216	223,594
Other	31,559	38,863
Total assets	$2,564,968	$2,422,969
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 210,033	$ 193,626
Accrued payroll expense	56,575	67,809
Other accrued expense	100,823	86,916
Total current liabilities	367,431	348,351
Long-term debt	525,000	525,000
Deferred income taxes	78,239	72,164
Other	33,758	35,943
Total liabilities	1,004,428	981,458
Stockholders' equity:		
Common Stock, $.01 par value:		
Authorized shares—600,000		
Issued and outstanding shares—121,100 and 123,437 at April 30, 2011, and April 24, 2010, respectively	1,211	1,234
Additional paid-in capital	0	41,703
Accumulated other comprehensive income (loss)	41,950	23,291
Retained earnings	1,632,497	1,493,885
Unearned ESOP shares	(115,118)	(118,602)
Total stockholders' equity	1,560,540	1,441,511
Total liabilities and stockholders' equity	$2,564,968	$2,422,969

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	Fiscal Year Ended		
	April 30, 2011	April 24, 2010	April 25, 2009
Net sales	$3,415,670	$3,237,376	$3,094,227
Cost of sales	2,271,445	2,147,975	2,050,703
Gross profit	1,144,225	1,089,401	1,043,524
Operating expenses	768,217	734,110	697,298
Operating income	376,008	355,291	346,226
Other income and expense:			
Other income, net	5,719	9,444	3,574
Interest expense	(25,840)	(25,694)	(30,149)
Income before income taxes	355,887	339,041	319,651
Income taxes	130,502	126,787	120,016
Net income	$ 225,385	$ 212,254	$ 199,635
Earnings per share:			
Basic	$ 1.91	$ 1.79	$ 1.70
Diluted	$ 1.89	$ 1.78	$ 1.69
Weighted average shares:			
Basic	118,290	118,443	117,716
Diluted	119,066	119,202	118,355

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(Dollars in thousands)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive	Retained	Unearned ESOP	
	Number	Amount	Capital	(Loss) Income	Earnings	Shares	Total
Balance at April 26, 2008	122,356,642	$1,224	$ —	$ 31,352	$1,093,974	$(121,763)	$1,004,787
Foreign currency translation	—	—	—	(40,096)	—	—	(40,096)
Cash flow hedge	—	—	—	(123)	—	—	(123)
Net income	—	—	—	—	199,635		199,635
Comprehensive income							159,416
Common stock issued and related tax benefits	737,862	7	12,579	—	—	—	12,586
Repurchases of common stock	(1,052,037)	(11)	11	—	—		—
Stock-based compensation	—	—	7,730	—	—	—	7,730
ESOP activity	—	—	—	—	—	1,801	1,801
Balance at April 25, 2009	122,042,467	$1,220	$ 20,320	$ (8,867)	$1,293,609	$(119,962)	$1,186,320
Foreign currency translation	—	—	—	32,281	—	—	32,281
Cash flow hedge	—	—	—	(123)	—	—	(123)
Net income	—	—	—	—	212,254		212,254
Comprehensive income							244,412
Dividends declared	—	—	—	—	(11,978)	—	(11,978)
Common stock issued and related tax benefits	1,394,599	14	12,557	—	—	—	12,571
Stock-based compensation	—	—	8,826	—	—	—	8,826
ESOP activity	—	—	—	—	—	1,360	1,360
Balance at April 24, 2010	123,437,066	$1,234	$ 41,703	$ 23,291	$1,493,885	$(118,602)	$1,441,511
Foreign currency translation	—	—	—	18,782	—	—	18,782
Cash flow hedge	—	—	—	(123)	—	—	(123)
Net income	—	—	—	—	225,385		225,385
Comprehensive income							244,044
Dividends declared	—	—	—	—	(50,022)	—	(50,022)
Common stock issued and related tax benefits	920,158	9	9,993	—	—	—	10,002
Repurchase of Common Stock	(3,257,374)	(32)	(62,177)	—	(36,751)	—	(98,960)
Stock-based compensation			10,481				10,481
ESOP activity	—	—	—	—	—	3,484	3,484
Balance at April 30, 2011	121,099,850	$1,211	$ 0	$ 41,950	$1,632,497	$(115,118)	$1,560,540

See accompanying notes

PATTERSON COMPANIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Fiscal Year Ended		
	April 30, 2011	April 24, 2010	April 25, 2009
Operating activities:			
Net income	$ 225,385	$212,254	$ 199,635
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	24,613	25,692	22,890
Amortization	16,726	13,782	7,456
Bad debt expense	3,409	4,579	4,193
Stock-based compensation	10,481	8,826	7,730
Excess tax benefits from stock-based compensation	(1,276)	(387)	(346)
Deferred income taxes	17,170	251	9,830
Change in assets and liabilities net of acquired:			
Decrease (increase) in receivables	3,784	24,185	(90,908)
(Increase) decrease in inventory	(26,639)	(12,090)	24,161
Increase (decrease) in accounts payable	9,664	9,215	(35,610)
(Decrease) increase in accrued liabilities	(5,754)	3,680	(22,591)
(Increase) decrease in long-term receivables	(15,212)	(23,501)	2,820
Other changes from operating activities, net	261	(1,001)	(5,255)
Net cash provided by operating activities	262,612	265,485	124,005
Investing activities:			
Additions to property and equipment, net of acquisitions	(36,822)	(29,804)	(32,318)
Acquisitions and equity investments, net of cash	(52,187)	(53,672)	(124,776)
Net cash used in investing activities	(89,009)	(83,476)	(157,094)
Financing activities:			
Dividends paid	(49,992)	(11,886)	0
Payments of long-term debt	0	0	(130,034)
(Payments on) Borrowings from revolver	0	(22,000)	22,000
ESOP activity	707	1,360	1,801
Repurchases of common stock	(97,153)	0	0
Common stock issued, net	11,940	12,184	12,244
Excess tax benefits from stock-based compensation	1,276	387	346
Net cash used in financing activities	(133,222)	(19,955)	(93,643)
Effect of exchange rate changes on cash	7,693	20,472	(23,367)
Net increase (decrease) in cash and cash equivalents	48,074	182,526	(150,099)
Cash and cash equivalents at beginning of period	340,591	158,065	308,164
Cash and cash equivalents at end of period	$ 388,665	$340,591	$ 158,065
Supplemental disclosures:			
Income taxes paid	$ 112,840	$139,504	$ 109,660
Interest paid	24,703	25,628	31,901
Repurchases of common stock with liability due to broker	1,807	—	—

See accompanying notes

PATTERSON COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2011
(Dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies

Description of Business

Patterson Companies, Inc., "Patterson" or "the Company", is a value-added distributor serving the dental, companion-pet veterinarian and rehabilitation supply markets. The Company has three reportable segments: dental supply, veterinary supply and rehabilitation supply.

Basis of Presentation

The consolidated financial statements include the accounts of the Company's wholly owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. The respective assets of PDC Funding Company, LLC and PDC Funding Company II, LLC, would be available first and foremost to satisfy the claims of their respective creditors. There are no known creditors of PDC Funding Company, LLC or PDC Funding Company II, LLC.

Fiscal Year End

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Saturday in April. Accordingly, fiscal year 2011 included fifty-three weeks and fiscal years 2010 and 2009 included fifty-two weeks.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of investments in money market funds and government securities. The maturity of these securities at the time of purchase is 90 days or less. All cash equivalents are classified as available-for-sale and carried at fair value, which approximates cost.

Inventory

Inventory consists of merchandise held for sale and is stated at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for all inventories, except for foreign inventories and manufactured inventories, which are valued using the first-in, first-out (FIFO) method. Inventories valued at LIFO represent 82% and 86% of total inventories at April 30, 2011 and April 24, 2010, respectively.

The accumulated LIFO reserve was $61,385 at April 30, 2011 and $56,961 at April 24, 2010. The Company believes that inventory replacement cost exceeds the inventory balance by an amount approximating the LIFO reserve.

Property and Equipment

Property and equipment are stated at cost. The Company provides depreciation on the straight-line method over estimated useful lives of up to 40 years for buildings or the expected remaining life of purchased buildings, 3 to 20 years for leasehold improvements or the term of the lease, if less, 5 years for data processing equipment, and 5 to 10 years for office furniture and equipment.

Goodwill and Other Indefinite-Lived Intangible Assets

Goodwill represents the excess of cost over the fair value of identifiable net assets of businesses acquired. Other indefinite-lived intangible assets include copyrights, trade names and trademarks.

Goodwill for each reporting unit is evaluated using a two-step impairment test at the reporting unit level. The Company has three reporting units at April 30, 2011, which are the same as our operating units. The first step of the goodwill impairment test compares the book value of a reporting unit, including goodwill, with its fair value, as determined by its discounted cash flows. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to determine the amount of goodwill impairment loss to be recorded. The determination of fair value involves uncertainties because it requires management to make assumptions and to apply judgment to estimate industry and economic factors and the profitability of future business strategies. The Company conducts impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. Additionally, in assessing goodwill for impairment, we consider the reasonableness of the implied control premium based on market capitalizations and recent market transactions.

We assess other indefinite-lived intangible assets for impairment by comparing the carrying value of an asset with its fair value. If the carrying value exceeds fair value, an impairment loss is recognized in an amount equal to the excess. The determination of fair value involves assumptions, including projected revenues and gross profit levels, as well as consideration of any factors that may indicate potential impairment.

In the fourth quarter of fiscal 2011, management completed its annual goodwill and other indefinite-lived intangible asset impairment tests and determined there was no impairment. Although the Company believes our estimates and assumptions used in estimating cash flows and determining fair value are reasonable, making material changes to such estimates and assumptions could materially affect such impairment analyses and our financial results, including an impairment charge that could be material.

Long-Lived Assets

Long-lived assets, including definite-lived intangible assets, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets. The Company's definite-lived intangible assets primarily consist of an exclusive distribution agreement and customer lists. When impairment exists, the related assets are written down to fair value.

Financial Instruments

The Company accounts for derivative financial instruments under the provisions of ASC Topic 815, "Derivatives and Hedging." The Company's use of derivative financial instruments is generally limited to managing well-defined interest rate risks. The Company does not use financial instruments or derivatives for any trading purposes.

Revenue Recognition

Revenues are generated from the sale of consumable products, equipment, software products and services, technical service parts and labor, freight and delivery charges, and other sources. Revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed and final, and there is reasonable assurance of collection of the sale. Estimates for returns, damaged goods, rebates, loyalty programs and other revenue allowances are made at the time the revenue is recognized based on the historical experience for such items.

Consumable product sales are recorded upon delivery, except in those circumstances where terms of the sale are FOB shipping point.

Equipment and software product revenues are recognized upon delivery and, if necessary, installation. In those circumstances where terms of the sale are FOB shipping point, revenues are recognized when products are transferred to the shipping carrier. Revenue derived from post contract customer support for software is deferred and recognized ratably over the period in which the support is provided.

Other revenue including freight and delivery charges and technical service parts and labor is recognized when the related product revenue is recognized or when the product or services are provided to the customer.

The receivables that result from the recognition of revenue by the Company are reported net of the related allowances discussed above. The Company also maintains a valuation allowance based upon the expected collectability of receivables held. Estimates are used to determine the valuation allowance and are based on several factors, including historical collection data, economic trends and credit worthiness of customers. Receivables are written off when the Company determines the amounts to be uncollectible, typically upon customer bankruptcy or non-response to continuous collection efforts. See also Note 6, "Customer Financing". The portion of receivable amounts that are not expected to be collected during the next twelve months are classified as long-term.

The Company has a relatively large disperse customer base and no single customer accounts for more than 1% of consolidated net sales. In addition, the equipment sold to customers under finance contracts generally serves as collateral for the contract and the customer provides a personal guarantee as well.

Patterson Advantage® Loyalty Program

Patterson Dental provides a point-based awards program to qualifying customers involving the issuance of "Patterson Advantage® dollars" which can be used toward equipment and technology purchases. The program was initiated on January 1, 2009 and runs on a calendar year schedule. Patterson Advantage® dollars earned during a program year expire one year after the end of the program year. The cost and corresponding liability associated with the program is recognized as contra-revenue in accordance with ASC Topic 605-50, "Revenue Recognition-Customer Payments and Incentives." As of April 30, 2011, the Company does not have sufficient experience with the program to reasonably estimate the amount of Patterson Advantage® dollars that will not be redeemed and thus has recorded a liability for the maximum potential amount that could be redeemed. Actual redemptions could differ from our estimates, resulting in an adjustment to revenues.

Freight and Delivery Charges

Freight and delivery charges incurred by the Company are included in cost of sales.

Advertising

The Company expenses all advertising and promotional costs as incurred, except for direct marketing expenses, which are expensed over the shorter of the life of the asset or one year. Total advertising and promotional expenses were $20,630, $21,368 and $22,105 for fiscal years 2011, 2010 and 2009, respectively. Deferred direct-marketing expenses included in prepaid and other current assets on the consolidated balance sheet as of April 30, 2011, and April 24, 2010 were $3,045 and $2,858, respectively.

Income Taxes

The liability method is used to account for income tax expense. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Valuation allowances are established for deferred tax assets if, after assessment of available positive and negative evidence, it is more likely than not that the deferred tax asset will not be fully realized.

Employee Stock Ownership Plan (ESOP)

Compensation expense related to the Company's defined contribution ESOP is computed based on the shares allocated method.

Stock-based Compensation

The Company recognizes stock-based compensation expense based on the grant-date fair value of awards estimated in accordance with ASC Topic 718, "Stock Compensation".

Comprehensive Income

Comprehensive income is computed as net income plus certain other items that are recorded directly to stockholders' equity. The only significant item included in comprehensive income in addition to net income is foreign currency translation adjustments. Foreign currency translation adjustments do not include a provision for income tax because earnings from foreign operations are considered to be indefinitely reinvested outside the U.S.

Earnings Per Share

The amount of basic earnings per share is computed by dividing net income by the weighted average number of outstanding common shares during the period. The amount of diluted earnings per share is computed by dividing net income by the weighted average number of outstanding common shares and common share equivalents, when dilutive, during the period.

The following table sets forth the denominator for the computation of basic and diluted earnings per share. There were no material adjustments to the numerator.

	Fiscal Year		
	2011	2010	2009
	(in thousands)		
Denominator:			
Denominator for basic earnings per share—weighted average shares	118,290	118,443	117,716
Effect of dilutive securities—stock options, restricted stock and stock purchase plans	776	759	639
Denominator for diluted earnings per share—adjusted weighted average shares	119,066	119,202	118,355

Options to purchase 559, 932 and 1,143 shares of common stock during fiscal years 2011, 2010 and 2009, respectively, were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive. Unvested restricted stock awards outstanding which were excluded from the calculation of diluted earnings per share during fiscal years 2011, 2010 and 2009 were 173, 60, and 270, respectively, because the effect would have been anti-dilutive.

Recent Accounting Pronouncements

In June 2009, the FASB issued guidance codified into ASC Topic No. 860, "Transfers and Servicing" (ASC 860) which amends the derecognition guidance in former FASB Statement No. 140 and eliminates the exemption from consolidation for qualifying special-purpose entities. Also in June 2009, the FASB issued guidance codified into ASC Topic No. 810, "Consolidation" (ASC 810) which amends the consolidation guidance applicable to variable interest entities. The amendments significantly affected the overall consolidation analysis under former FASB Interpretation No. 46(R). Both ASC 860 and ASC 810 were effective for fiscal years beginning after November 15, 2009. See Note 6 to the financial statements for information regarding the Company's accounting under this guidance.

In October 2009, the FASB issued Accounting Standards Update (ASU) No. 2009-13, "Multiple-Deliverable Revenue Arrangements" (ASU 2009-13). This update amends ASC Topic 605-25, "Revenue Recognition—Multiple-Deliverable Revenue Arrangements" to remove the criterion that entities must use objective and reliable evidence of fair value in separately accounting for deliverables and provides entities with a hierarchy of evidence that must be considered when allocating arrangement consideration. The update also requires entities to allocate arrangement consideration to the separate units of accounting based on the deliverables' relative selling price. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-13 retrospectively. ASU 2009-13 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

In October 2009, the FASB issued ASU No. 2009-14, "Certain Revenue Arrangements that Include Software Elements" (ASU 2009-14). This update modifies the scope of the software revenue recognition guidance to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the product's functionality. ASU 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, unless the election is made to adopt ASU 2009-14 retrospectively. ASU 2009-14 is not expected to have a material impact on the Company's financial condition, results of operations and cash flows.

2. Cash Equivalents

At April 30, 2011 and April 24, 2010, cash and cash equivalents consisted of the following:

	April 30, 2011	April 24, 2010
Cash on hand	$200,443	$199,311
Cash equivalents:		
Government securities	76,137	114,233
Money market funds	112,085	27,047
	188,222	141,280
Total	$388,665	$340,591

Cash on hand is generally in interest earning accounts.

3. Goodwill and Other Intangible Assets

The changes in the carrying value of goodwill for each of the Company's reportable segments for the fiscal year ended April 30, 2011 are as follows:

	Balance at April 24, 2010	Acquisition Activity	Other Activity	Balance at April 30, 2011
Dental supply	$131,370	$ —	$1,300	$132,670
Rehabilitation supply	530,904	6,481	610	537,995
Veterinary supply	119,809	651	4,491	124,951
Total	$782,083	$7,132	$6,401	$795,616

The increase in the acquisition activity column during the nine month period ended April 30, 2011 primarily reflects the purchase price allocations of the rehabilitation businesses of DCC Healthcare, which were acquired in June 2010. The other activity column is comprised primarily of earn-out payments made related to acquisitions completed prior to fiscal year 2010 and foreign currency translation.

Other intangibles acquired in the acquisitions from DCC Healthcare had a fair value of approximately $17.3 million and a weighted average useful life of 9.9 years.

Balances of other intangible assets excluding goodwill are as follows:

	April 30, 2011	April 24, 2010
Unamortized—indefinite lived:		
Copyrights, trade names and trademarks	$ 76,422	$ 76,464
Amortized:		
Distribution agreement, customer lists and other	229,649	209,050
Less: Accumulated amortization	(78,855)	(61,920)
Net amortized intangible assets	150,794	147,130
Total identifiable intangible assets, net	$227,216	$223,594

In 2006, the Company extended its exclusive North American distribution agreement with Sirona Dental Systems GmbH ("Sirona") for Sirona's CEREC® 3D dental restorative system. The Company paid a $100 million distribution fee to extend the agreement for a 10-year period that began in October 2007. The distribution fee is included in identifiable intangibles, net in the consolidated balance sheet. The amortization of the distribution agreement fee is recorded over the 10-year period based on estimates of the pattern in which the economic benefits of the fee are expected to be realized, consisting primarily of revenues generated from the sale of CEREC® 3D dental restorative systems. Amortization expense in any year may differ significantly from other years.

With respect to the amortized intangible assets, future amortization expense is expected to approximate $18,500, $19,600, $21,100, $22,400 and $24,400 for fiscal years 2012, 2013, 2014, 2015 and 2016, respectively. The preceding expected amortization expense is an estimate. Actual amounts of amortization expense may differ from estimated amounts due to additional intangible asset acquisitions, actual revenues generated from the sale of CEREC® 3D dental restorative systems, changes in foreign currency exchange rates, impairment of intangible assets, accelerated amortization of intangible assets and other events.

4. Acquisitions and Equity Investments

We completed several acquisitions during fiscal years 2011, 2010 and 2009. The operating results of each of these acquisitions are included in the Company's consolidated statements of income from the date of each acquisition. Pro forma results of operations and details of the purchase price allocations have not been presented for these acquisitions since the effects of these business acquisitions were not material to the Company either individually or in the aggregate. A listing of acquisitions completed during the periods covered by these financial statements is presented below:

Entity	Segment
Fiscal 2011:	
DCC Healthcare	Rehabilitation supply
ePet Records LLC	Veterinary supply
Fiscal 2010:	
Therapeutic Technologies	Rehabilitation supply
Global Medical & Dental	Dental supply
Empi Therapy Solutions	Rehabilitation supply
Summit Sports Medical	Rehabilitation supply
Fiscal 2009:	
Mobilis Healthcare Group	Rehabilitation supply
Dolphin Imaging Systems, LLC and Dolphin Practice Management, LLC	Dental supply
Columbus Serum Company	Veterinary supply
Odyssey Veterinary Software LLC	Veterinary supply
Denesca	Dental supply

In April 2010, the Company made a minority equity investment of 33.3% in VetSource, a leading North American provider of integrated specialty pharmacy distribution, including home delivery capabilities. The investment in VetSource is being accounted for under the equity method of accounting and is included in other long-term assets in the consolidated balance sheet.

5. Property and Equipment

	April 30, 2011	April 24, 2010
Land	$ 14,103	$ 12,263
Buildings	113,563	104,750
Leasehold improvements	14,336	13,381
Furniture and equipment	124,217	112,636
Data processing equipment	76,990	77,063
Construction-in-progress	19,487	3,244
	362,696	323,337
Accumulated depreciation	(173,113)	(153,739)
Property and equipment, net	$ 189,583	$ 169,598

Construction in progress includes a new Patterson Technology Center facility in Illinois and improvements to an existing distribution facility in Indiana.

6. Customer Financing

As a convenience to its customers, the Company offers several different financing alternatives including both a Company sponsored program and a third party program. For the third party program, the Company acts as a facilitator between the customer and the third party financing entity with no on-going involvement in the financing transaction. Under the Company sponsored program, equipment purchases by customers with strong credit are financed to a maximum of $0.4 million for any one customer. The Company generally sells the customers' financing contracts to outside financial institutions in the normal course of its business. The Company currently has two arrangements under which it has sold these contracts.

In fiscal 2003, the Company initiated an agreement to sell its equipment finance contracts to a commercial paper conduit managed by JPMorgan Chase Bank N.A. To participate in the commercial paper conduit, the Company was required to establish a special purpose entity ("SPE"), PDC Funding Company, LLC, a consolidated, wholly owned subsidiary. In December 2010, this agreement was amended and restated and The Bank of Tokyo-Mitsubishi UFJ, Ltd. became the managing agent under the amended agreement.

The Company transfers financing contracts to the SPE and in turn, the SPE sells the contracts to the commercial paper conduits. The SPE does not issue any debt. While there is no recourse to the Company by the commercial paper conduits on the sale of contracts, the Company receives only approximately 84% of the principal amount of the contracts upon the sale. The remaining 16% of the proceeds is held by the conduit as security against the eventual performance of the portfolio. The deferred purchase price receivable from the conduit is recorded as a non-current asset, which is carried at its estimated fair market value. As of April 30, 2011, the maximum outstanding capacity of this arrangement with the conduits at any one time is $500 million.

The Company also maintains an agreement with U.S. Bank National Association, as agent, whereby the U.S. Bank group purchased customers' financing contracts. The Company has established another SPE, PDC Funding LLC II ("PDC II"), as a consolidated, wholly owned subsidiary, which sold financing contracts to the U.S. Bank group. The Company received a portion of the principal amounts of the contracts upon sale with the remaining portion of the proceeds held by the banks as security against the eventual performance of the portfolio. The holdback receivable from the banks is recorded as a non-current asset, which is carried at its estimated fair market value. The capacity under the agreement was $110 million. In the fourth quarter of fiscal 2010, this agreement was amended such that no additional contracts will be sold, but the remaining contracts previously sold and outstanding under the agreement will continue under the agreement. Approximately $44 million of such contracts were outstanding as of April 30, 2011.

These financing arrangements are accounted for as a sale of assets under the provisions of ASC Topic No. 860, "Transfers and Servicing." During fiscal 2011, 2010 and 2009, the Company sold approximately $296.4, $300.8 and $189.5 million, respectively, of its contracts under these arrangements. The Company retains servicing responsibilities under both agreements, for which it is paid a servicing fee. The servicing fees received by the Company are considered adequate compensation for services rendered. Accordingly, no servicing asset or liability has been recorded. The agreements require the Company to maintain a minimum current ratio and maximum leverage ratio. The Company was in compliance with the covenants at April 30, 2011.

Included in current receivables in the consolidated balance sheets are approximately $78.5 million, net of unearned income of $3.6 million, and $116.7 million, net of unearned income of $4.2 million, as of April 30, 2011 and April 24, 2010, respectively, of finance contracts not yet sold by the Company. A total of $457.1 million of finance contracts receivable sold under the agreements were outstanding at April 30, 2011. The residual receivable under the arrangements was approximately $78.0 and $65.2 million as of April 30, 2011 and April 24, 2010, respectively. Since the internal financing program began in 1994, bad debt write-offs have amounted to less than one-percent of the loans originated.

7. Long-Term Debt

In March 2008, the Company issued fixed-rate senior notes with an aggregate principal amount of $450 million, consisting of (i) $50 million 4.63% senior notes, due fiscal 2013; (ii) $250 million 5.17% senior notes, due fiscal 2015; and (iii) $150 million 5.75% senior notes, due fiscal 2018.

Also in March 2008, the Company entered into a term loan agreement with a principal amount of $75 million, which matures in fiscal 2013. The term loan bears interest at a floating rate based on LIBOR plus a spread which can range from 0.50% to 1.25% based on our leverage ratio, as defined in the agreement. During the years ended April 30, 2011 and April 24, 2010, the weighted average interest rate of this term loan was 1.11% and 1.30%, respectively.

The proceeds from the issuance of debt in March 2008 were used to repurchase shares of the Company's common stock and to repay borrowings under the Company's revolving line of credit. The remaining proceeds were used for general corporate purposes. Debt issuance costs associated with the issuance of debt in March 2008 of $1.8 million are being amortized to interest expense over the life of the related debt.

In addition, in March 2008 the Company entered into two forward starting interest rate swap agreements, each with notional amounts of $100 million and accounted for as cash flow hedges, to hedge interest rate fluctuations in anticipation of the issuance of the 5.17% senior notes due fiscal 2015 and the 5.75% senior notes due fiscal 2018, respectively. Upon issuance of the hedged debt, the Company settled the forward starting interest rate swap agreements and recorded a $1.0 million increase, net of income taxes, to other comprehensive income, which is being amortized against interest expense over the life of the related debt. The pre-tax amount reclassified into earnings during fiscal years 2011, 2010 and 2009 was $0.2 million. The amount expected to be reclassified into earnings during fiscal 2012 is also expected to be $0.2 million.

The Company has available a $300 million revolving credit facility through November 2012. Interest on borrowings is based on LIBOR plus a spread which can range from 0.40% to 1.00%. This spread as well as a commitment fee on the unused portion of the facility are based on our leverage ratio, as defined in the agreement. There were no outstanding borrowings under the facility at April 30, 2011 or April 24, 2010.

Long-term debt consisted of the following:

	April 30, 2011	April 24, 2010
Fixed rate (4.63 % to 5.75%) senior notes due fiscal 2013 to 2018	$450,000	$450,000
Variable rate (Libor plus 0.75%) term note due fiscal 2013	75,000	75,000
Long-term debt	$525,000	$525,000

Maturities of long-term debt by fiscal year are as follows:

2012	0
2013	$125,000
2014	0
2015	250,000
2016	0
Thereafter	150,000
Total long-term debt	$525,000

The debt agreements contain various financial covenants including certain leverage and interest coverage ratios as defined in the agreements. The Company met the financial covenants under the debt agreements as of April 30, 2011.

8. Derivative Financial Instruments

The Company is a party to certain offsetting and identical interest rate cap agreements. The cap agreements are not designated for hedge accounting treatment and were entered into to fulfill certain covenants of a sale agreement between a commercial paper conduit managed by The Bank of Tokyo-Mitsubishi UFJ, Ltd. and PDC Funding. Prior to the Third Amended and Restated Receivables Purchase Agreement entered into on December 3, 2010, the commercial paper conduit was managed by JPMorgan Chase Bank, N.A.

The cap agreements are cancelled and new agreements entered into periodically to maintain consistency with the dollar maximum of the sale agreements and the maturity of the underlying financing contracts. As of April 30, 2011, PDC Funding had purchased two interest rate caps from banks with combined notional amounts of $500 million and maturity dates of September 2018. Patterson Companies, Inc. sold two identical interest rate caps to the same banks. Similar to the above agreements, PDC Funding II and Patterson Companies, Inc. entered into offsetting and identical interest rate swap agreements. These agreements have a notional amount of $110 million and a maturity date of July 2015.

In addition to the identical purchased and sold interest rate contracts described above, the Company has entered into two interest rate swap agreements with banks to economically hedge the interest rate risk associated with our finance contracts. As of April 30, 2011, the agreements have notional amounts of approximately $7 million and $4 million, respectively, and maturity dates of November 2011 and February 2012, respectively.

In fiscal 2011, the Company entered into a foreign currency forward contract that was settled within the same quarter it was entered into. This contract served as an economic hedge and was not designated as a hedge for accounting purposes. The gain on the contract was $0.1 million.

Also in fiscal 2011, the Company entered into a foreign currency forward contract that was settled during the year. The forward contract served as an economic hedge and was not designated as a hedge for accounting purposes. The resulting loss on this contract was $2.0 million.

None of the Company's outstanding interest rate contracts qualify for hedge accounting treatment and, accordingly, the Company records the fair value of the agreements as an asset or liability and the change in any period as income or expense of the period in which the change occurs.

The following presents the fair value of interest rate contracts included in the consolidated balance sheets (in millions):

	Assets			Liabilities		
		Fair Value			Fair Value	
Derivative type	Classification	April 30, 2011	April 24, 2010	Classification	April 30, 2011	April 24, 2010
Interest rate contracts	Other noncurrent assets	$5.5	$11.7	Other noncurrent liabilities	$5.6	$12.6

The following presents the effect of interest rate and foreign currency contracts on the consolidated statements of income (in millions):

Derivative type	Classification of gain (loss) recognized on derivative	Gain (loss) recognized on derivative		
		Fiscal Year		
		2011	2010	2009
Interest rate contracts	Other income (expense), net	($0.1)	($0.9)	($1.3)
Foreign currency contracts Other income(expense), net		($1.9)	$ 0.0	$ 0.0

See also Note 7 for information on two forward starting interest rate swaps which were entered into and settled during the fourth quarter of fiscal 2008.

9. Fair Value Measurements

Fair value is the price at which an asset could be exchanged in a current transaction between knowledgeable, willing parties. The fair value hierarchy of measurements is categorized into one of three levels based on the lowest level of significant input used:

Level 1 – Quoted prices in active markets for identical assets and liabilities at the measurement date.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs for which there is little or no market data available. These inputs reflect management's assumptions of what market participants would use in pricing the asset or liability.

The Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of April 30, 2011 is as follows:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets:				
Cash equivalents	$188.2	$188.2	—	—
Derivative instruments	$ 5.5	—	$ 5.5	—
Total assets	$193.7	$188.2	$ 5.5	—
Liabilities:				
Derivative instruments	$ 5.6	—	$ 5.6	—

The Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of April 24, 2010 is as follows:

	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in millions)			
Assets:				
Cash equivalents	$141.3	$141.3	—	—
Derivative instruments	$ 11.7	—	$11.7	—
Total assets	$153.0	$141.3	$11.7	—
Liabilities:				
Derivative instruments	$ 12.6	—	$12.6	—

Cash equivalents—The Company values cash equivalents at current market rates. The carrying value of cash equivalents, including government securities and money market funds, approximates fair value. Maturities of cash equivalents are less than three months.

Derivative instruments—The Company's derivative instruments consist of interest rate contracts. These instruments are valued using inputs such as interest rates and credit spreads.

Certain assets are measured at fair value on a nonrecurring basis. These assets are not measured at fair value on an ongoing basis, but are subject to fair value adjustments under certain circumstances, such as when there is evidence of impairment. There were no fair value adjustments to such assets in fiscal years 2011, 2010 and 2009.

The Company's long-term debt is not measured at fair value in the consolidated balance sheets. The estimated fair value of our debt as of April 30, 2011 and April 24, 2010 was $527.0 million and $513.5 million, respectively. The fair value of debt was measured using a discounted cash flow analysis based on expected market based yields.

The carrying amounts of receivables, net of allowances, accounts payable, and certain accrued and other current liabilities approximated fair value at April 30, 2011 and April 24, 2010.

10. Lease Commitments

The Company leases facilities for its branch office locations, a few small distribution facilities, and certain equipment. These leases are accounted for as operating leases. Future minimum rental payments under non-cancelable operating leases are as follows at April 30, 2011:

2012	$17,799
2013	15,277
2014	11,106
2015	8,745
2016	6,632
Thereafter	11,540
Total minimum payments required	$71,099

Rent expense was $20,459, $19,238 and $18,200 for the years ended April 30, 2011, April 24, 2010 and April 25, 2009, respectively.

11. Income Taxes

Significant components of the provision for income taxes are as follows:

	Fiscal Year		
	2011	2010	2009
Current:			
Federal	$ 87,315	$ 98,481	$ 87,879
Foreign	14,548	16,308	10,974
State	11,469	11,747	11,333
Total current	113,332	126,536	110,186
Deferred:			
Federal	14,938	544	8,493
Foreign	310	(360)	487
State	1,922	67	850
Total deferred	17,170	251	9,830
Provision for income taxes	$130,502	$126,787	$120,016

Deferred tax assets and liabilities are included in prepaid expenses and other current assets and in non-current liabilities on the balance sheet. Significant components of the Company's deferred tax assets (liabilities) as of April 30, 2011 and April 24, 2010 are as follows:

	2011	2010
Deferred current income tax asset (liability):		
Capital Accumulation Plan	$ 4,048	$ 4,716
Inventory obsolescence	3,455	3,619
Bad debt allowance	2,424	3,393
LIFO reserve	(14,755)	(5,170)
Other	14,229	13,745
Deferred net current income tax asset	9,401	20,303
Deferred long-term income tax (liability) asset:		
Amortizable intangibles	(30,033)	(31,752)
Goodwill	(49,089)	(41,583)
Property, plant, equipment	(3,737)	(4,055)
Stock based compensation expense	6,146	5,044
Net operating loss carryforwards	9,431	5,842
Other	(4,612)	(1,722)
	(71,894)	(68,226)
Valuation allowance	(6,345)	(3,938)
Deferred net long-term income tax liability	(78,239)	(72,164)
Net deferred income tax liability	$(68,838)	$(51,861)

At April 30, 2011, the Company had foreign net operating loss carryforwards ("NOLs") of $33.7 million attributable to the fiscal 2009 acquisition of Mobilis Healthcare Group. A valuation allowance of $6.3 million has been recorded since the Company believes it is more likely than not that the deferred tax asset of $9.4 million arising from the NOLS will not be fully utilized due to uncertainties relating to future taxable income from the acquired operations.

No provision has been made for U.S. federal income taxes on certain undistributed earnings of foreign subsidiaries that we intend to permanently invest or that may be remitted substantially tax-free. The total of undistributed earnings that would be subject to federal income tax if remitted under existing law is approximately $199.4 million as of April 30, 2011. Determination of the unrecognized deferred tax liability related to these earnings is not practicable because of the complexities with its hypothetical calculation. Upon distribution of these earnings, we will be subject to U.S. taxes and withholding taxes payable to various foreign governments. A credit for foreign taxes already paid would be available to reduce the U.S. tax liability.

Income tax expense varies from the amount computed using the U.S. statutory rate. The reasons for this difference and the related tax effects are shown below:

	Fiscal Year		
	2011	2010	2009
Tax at U.S. statutory rate	$124,561	$118,664	$111,878
State tax provision, net of federal benefit	8,950	8,103	7,318
Effect of foreign taxes	2,398	1,411	556
Other	(5,407)	(1,391)	264
	$130,502	$126,787	$120,016

The "Other" line in the table above includes tax deductions of $2.6 million in fiscal 2011 and $0.5 million in fiscal 2010, related to dividends paid on shares held by the ESOP.

As of April 30, 2011 and April 24, 2010, the Company's gross unrecognized tax benefits were $19.0 million and $18.7 million, respectively. If determined to be unnecessary, these amounts (net of deferred tax assets of $4.9 million and $5.0 million, respectively, related to the tax deductibility of the gross liabilities) would decrease our effective tax rate. The gross unrecognized tax benefits are included in other long-term liabilities on the consolidated balance sheet.

A summary of the changes in the gross amounts of unrecognized tax benefits for the years ended April 30, 2011 and April 24, 2010 are shown below:

	2011	2010
Balance, beginning of period	$18,685	$17,544
Additions for tax positions related to the current year	2,737	2,904
Additions for tax positions of prior years	468	1,577
Reductions for tax positions of prior years	(1,309)	(1,597)
Statute expirations	(1,504)	(1,287)
Settlements	(114)	(456)
Balance, end of period	$18,963	$18,685

The Company also recognizes both interest and penalties with respect to unrecognized tax benefits as a component of income tax expense. As of April 30, 2011 and April 24, 2010, the Company had recorded $2.9 million and $2.8 million, respectively, for interest and penalties. These amounts are also included in other long-term liabilities on the consolidated balance sheet. These amounts, net of related deferred tax assets, if determined to be unnecessary, would decrease the Company's effective tax rate. During the years ended April 30, 2011 and April 24, 2010, the Company recorded as part of tax expense $0.8 million and $0.4 million, respectively, related to an increase in its estimated liability for interest and penalties.

The Company files income tax returns, including returns for our subsidiaries, with federal, state, local and foreign jurisdictions. The Company is not currently under audit by the Internal Revenue Service ("IRS"). The IRS has either examined or waived examination of all periods up to and including our fiscal year ended April 28, 2007. Periodically, state, local and foreign income tax returns are examined by various taxing authorities. We do not believe the outcome of these various examinations would have a material adverse impact on our financial statements.

12. Segment and Geographic Data

Patterson Companies, Inc. is comprised of three reportable segments: dental, veterinary, and rehabilitation supply. The Company's reportable business segments are strategic business units that offer similar products and services to different customer bases. The dental supply segment provides a virtually complete range of consumable dental products, clinical and laboratory equipment and value-added services to dentists, dental laboratories, institutions and other dental healthcare providers throughout North America. The veterinary supply segment provides consumable supplies, equipment, diagnostic products, biologicals (vaccines) and pharmaceuticals to companion-pet veterinary clinics in the majority of regions throughout the United States. The rehabilitation supply segment provides a comprehensive range of distributed and self-manufactured rehabilitation medical supplies and assistive products to acute care hospitals, long-term care facilities, rehabilitation clinics, dealers and schools.

The Company evaluates segment performance based on operating income. The corporate office general and administrative expenses are included in the dental supply segment and consist of home office support costs in areas such as informational technology, finance, human resources and facilities. If these corporate expenses were allocated to the segments, the results would not be materially different as the dental segment would absorb a significant portion of these expenses. The cost to operate the distribution centers are allocated to the operating units based on the through-put of the unit.

The following table presents information about the Company's reportable segments:

	Fiscal Year		
	2011	2010	2009
Net sales			
Dental supply	$2,236,056	$2,167,495	$2,174,409
Rehabilitation supply	504,734	426,297	369,169
Veterinary supply	674,880	643,584	550,649
Consolidated net sales	$3,415,670	$3,237,376	$3,094,227
Operating income			
Dental supply	$ 272,185	$ 263,750	$ 264,544
Rehabilitation supply	66,809	59,922	55,584
Veterinary supply	37,014	31,619	26,098
Consolidated operating income	$ 376,008	$ 355,291	$ 346,226
Depreciation and amortization			
Dental supply	$ 27,410	$ 26,277	$ 21,341
Rehabilitation supply	7,833	5,909	6,032
Veterinary supply	6,096	7,288	2,973
Consolidated depreciation and amortization	$ 41,339	$ 39,474	$ 30,346
Total assets			
Dental supply	$1,359,659	$1,331,510	$1,092,924
Rehabilitation supply	863,930	773,732	740,085
Veterinary supply	341,379	317,727	300,611
Consolidated total assets	$2,564,968	$2,422,969	$2,133,620

The following table presents sales information by product for the Company and its reportable segments:

	Fiscal Year		
	2011	2010	2009
Consolidated			
Consumable and printed products	$2,232,876	$2,124,558	$1,986,872
Equipment and software	900,846	839,436	851,944
Other	281,948	273,382	255,411
Total	$3,415,670	$3,237,376	$3,094,227
Dental supply			
Consumable and printed products	$1,253,224	$1,214,796	$1,217,193
Equipment and software	734,749	709,468	731,389
Other	248,083	243,231	225,827
Total	$2,236,056	$2,167,495	$2,174,409
Rehabilitation supply			
Consumable and printed products	$ 348,641	$ 303,044	$ 254,270
Equipment and software	131,776	100,583	93,236
Other	24,317	22,670	21,663
Total	$ 504,734	$ 426,297	$ 369,169
Veterinary supply			
Consumable and printed products	$ 631,011	$ 606,718	$ 515,409
Equipment and software	34,321	29,385	27,319
Other	9,548	7,481	7,921
Total	$ 674,880	$ 643,584	$ 550,649

The following table presents information about the Company by geographic area. No individual country, except for the United States, generated sales greater than 10% of consolidated net sales. There were no material sales between geographic areas.

	Fiscal Year		
	2011	2010	2009
Net sales			
United States	$3,006,984	$2,903,407	$2,821,771
International	408,686	333,969	272,456
Total	$3,415,670	$3,237,376	$3,094,227
Income before tax			
United States	$ 316,293	$ 298,061	$ 288,975
International	39,594	40,980	30,676
Total	$ 355,887	$ 339,041	$ 319,651
Long-lived assets			
United States	$1,195,359	$1,179,361	$1,101,421
International	138,900	109,850	94,604
Total	$1,334,259	$1,289,211	$1,196,025

13. Stockholders' Equity

Dividends

In the fourth quarter of fiscal 2010, the Company initiated a quarterly cash dividend of $0.10 per share. A quarterly cash dividend of $0.10 per share was paid throughout fiscal 2011, except in the fourth quarter when the dividend was increased to $0.12 per share. Prior to March 2010, the Company had not declared or paid any cash dividends on its common stock since its initial public offering in 1992. The Company expects to continue paying a quarterly cash dividend into the foreseeable future.

Share Repurchases

During fiscal 2011, the Company repurchased and retired 3,257,374 shares of its common stock for $98,960, or an average of $30.38 per share. There were no share repurchases in fiscal years 2010 or 2009.

In December 2007, the Company's Board of Directors expanded a share repurchase program to allow for the purchase of up to twenty-five million shares of common stock in open market transactions. As of March 2011, approximately 20.5 million shares had been repurchased under this authorization. In March 2011, the Board of Directors cancelled and replaced the existing share repurchase program with a new authorization to repurchase up to twenty-five million shares of common stock. As of April 30, 2011, 23,090,999 shares remain available under the repurchase authorization, which expires on March 15, 2016.

Employee Stock Ownership Plan (ESOP)

During 1990, the Company's Board of Directors adopted a leveraged ESOP. In fiscal 1991, under the provisions of the plan and related financing arrangements, the Company loaned the ESOP $22,000 (the "1990 note") for the purpose of acquiring its then outstanding preferred stock which was subsequently converted to common stock. The contribution from the ESOP to employees is determined annually by the Board of Directors. Shares of stock acquired by the plan are allocated to each participant who has completed 1,000 hours of service during the plan year. The shares under the 1990 note are grandfathered from the accounting provisions of ASC Topic 718-40, "Employer Stock Ownership Plans" ("ASC 718-40") and therefore the provisions of the former SOP 76-3 apply. Accordingly, the expense recognized when these shares are released and allocated to participants is based on the original cost to acquire the shares. During fiscal 2011, 2010 and 2009, shares secured by the 1990 note with an aggregate cost of $1,635, $1,615 and $1,500, respectively, were committed for release and allocated to ESOP participants.

In fiscal 2002, the Company's ESOP and an ESOP sponsored by the Thompson Dental Company ("Thompson") were used to facilitate the acquisition and merger of Thompson into the Company. The net result of this transaction was an additional loan of $12,612 being made to the ESOP and the ESOP acquiring 665,978 shares of common stock of the Company. These shares are accounted for under ASC 718-40 and accordingly these shares are not considered outstanding for the computation of earnings per share until the shares are committed for release to the participants. When the shares are committed for release and allocated to the participants, the expense to the Company is determined based on current fair market value. The loan bears interest at current rates but principal does not begin to amortize until fiscal 2012. Beginning in fiscal 2012 and through fiscal 2020, an annual payment of $250 plus interest is due and in fiscal 2020, a final payment of any outstanding principal and interest balance is due. Prepayments of principal can be made at any time without penalty. A total of 665,978 shares were issued in the transaction of which 97,810 were previously allocated to Thompson employees. The remaining 568,168 shares began to be allocated in fiscal 2004 but only to the extent of interest on the loan. During fiscal 2011, 2010 and 2009, shares secured by the Thompson note with an aggregate fair value of $81, $111 and $300, respectively, were committed for release and allocated to ESOP participants.

On September 11, 2006, the Company entered into a third loan agreement with the ESOP and loaned $105 million (the "2006 note") for the sole purpose of enabling the ESOP to purchase shares of the Company's common stock. The ESOP purchased 3,159,645 shares with the proceeds from the 2006 note. These shares are also accounted for under ASC 718-40. Interest on the unpaid principal balance accrues at a rate equal to six-month LIBOR, with the rate resetting semi-annually. Interest payments were not required during the period from and including September 11, 2006 through April 30, 2010. On April 30, 2010, accrued and unpaid interest was added to the outstanding principal balance under the note, with interest thereafter accruing on the increased principal amount. Unpaid interest accruing after April 30, 2010 is due and payable on each successive April 30 occurring through September 10, 2026. No principal payments are due until September 10, 2026; however, prepayments can be made without penalty. During fiscal 2011, shares secured by the 2006 note with an aggregate fair value of $397 were committed for release and allocated to ESOP participants. No shares secured by the 2006 note were released prior to fiscal 2011.

At April 30, 2011, a total of 13,519,176 shares of common stock that have been allocated to participants remained in the ESOP and had a fair market value of $469,251. With respect to the 1990 note, committed-to-be-released shares were 1,719,911 and there were no remaining suspense shares. Related to the shares from the Thompson transaction, committed-to-be-released shares were 2,708 and suspense shares were 483,238. Finally, with respect to the 2006 note, committed-to-be-released shares were 13,221 and suspense shares were 3,146,424.

The Company anticipates the allocation of the remaining suspense, or unearned, shares to occur over a period of approximately 10 to 15 years. As of April 30, 2011, the fair value of all unearned shares held by the ESOP was approximately $126.0 million. The Company will recognize an income tax deduction as the unearned ESOP shares are released. Such deductions will be limited to the ESOP's original cost to acquire the shares.

Dividends on allocated shares are passed down to the ESOP participants. Dividends on unallocated shares are being used by the ESOP to make debt service payments on the notes due to the Company.

14. Stock-based Compensation

The consolidated statements of income for fiscal years 2011, 2010 and 2009 include pre-tax stock-based compensation expense of $10.5 million ($7.2 million after-tax), $8.8 million ($6.2 million after-tax) and $7.7 million ($5.6 after-tax), respectively, recorded in accordance with the provisions of ASC Topic 718 "Stock Compensation". All pre-tax expense is included in operating expenses within the consolidated statements of income. The consolidated statement of cash flows present the pre-tax stock-based compensation expense as an adjustment to reconcile net income to net cash provided by operating activities. In addition, benefits associated with tax deductions in excess of recognized compensation expense are presented as a cash inflow from financing activities. For fiscal years 2011, 2010 and 2009, these excess benefits totaled $1.3, $0.4 and $0.3 million, respectively.

As of April 30, 2011, the total compensation cost, before income taxes, related to non-vested awards yet to be recognized was $21.1 million, and it is expected to be recognized over a weighted average period of approximately 4.0 years.

Description of General Methods and Assumptions Used to Estimate Fair Value

Described below are certain methods and assumptions used to estimate the fair value of stock-based compensation awards. Further information is presented below within this Note that may be unique to a particular award or group of awards.

Expected dividend yield – the Company had not historically paid dividends. Accordingly, the expected dividend yield used had been 0%. For awards issued since the Company's initial quarterly dividend in the fourth quarter of fiscal 2010, the Company has included an expected dividend yield based on estimates as of the grant date of awards.

Expected stock price volatility – the Company considers historical volatility trends, implied future volatility based on certain traded options of the Company, and other factors.

Risk-free interest rate – the Company bases the risk-free interest rate on the U.S. Treasury yield curve in effect at the grant date with similar terms to the expected term of the award.

Expected term of stock options and restricted stock – The Company estimates the expected term, or life, of awards based on several factors, including grantee types, vesting schedules, contractual terms and various factors surrounding exercise behavior of different groups.

Director and Employee Stock Option Plans

In June 1992, the Company adopted a Director Stock Option Plan. Options were granted at the fair market value of the underlying stock on the date of grant, vest over one year, and are exercisable for a period of four years commencing one year after the date of grant. This plan terminated during fiscal 2002.

In September 2001, the Company adopted a new Director Stock Option Plan. A total of 800,000 shares of common stock have been reserved for issuance under this plan. Options are granted at fair market value of the underlying stock on the option grant date, vest over one year, and are exercisable for a period of nine years commencing one year after the grant date.

In June 1992, the Company adopted the Patterson Dental Company 1992 Stock Option Plan, a plan for employees. Due to the expiration of this plan in fiscal 2003, no options remain available for future issuance under this plan. In September 2002, the Company adopted a new employee equity award plan. A total of 6,000,000 shares of common stock were reserved for issuance under the plan. In September 2004, the Company's shareholders voted to approve the Amended and Restated 2002 Stock Option Plan, a restatement of the 2002 plan. Upon approval, the plan was renamed the "Patterson Companies, Inc. Equity Incentive Plan" ("Equity Incentive Plan").

The Equity Incentive Plan amendments did not change the number of shares reserved for awards under the plan. The Equity Incentive Plan authorizes various award types to be issued under the plan, including stock options, restricted stock and restricted stock units, stock bonuses, cash bonuses, stock appreciation rights, performance awards and dividend equivalents. Awards may have a term no longer than ten years and vesting terms are determined by the compensation committee of the Board of Directors. The minimum restriction period for restricted stock and restricted stock units is three years, or one year in the case of performance-based awards. Additionally, a plan amendment in September 2009 increased the maximum number of shares that may be issued pursuant to awards of restricted stock, restricted stock awards and stock bonuses from 2,000,000 shares to 6,000,000 shares. Prior to fiscal 2006, only stock option awards had been granted under the Equity Incentive Plan. During fiscal years 2011, 2010 and 2009, expense recognized related to stock options was $1.7 million, $2.0 million and $2.0 million, respectively.

The fair value of stock options granted was estimated as of the grant date using a Black-Scholes option-pricing model with the following weighted average assumptions during fiscal years 2011, 2010 and 2009:

	April 30, 2011	April 24, 2010	April 25, 2009
Expected dividend yield	1.2%	—	—
Expected stock price volatility	38.0%	32.7%	31.0%
Risk-free interest rate	3.6%	2.7%	3.3%
Expected life of options (years)	8.8	8.3	8.3

Following is a summary of stock option activity for all plans during fiscal years 2011, 2010 and 2009:

	Total Outstanding		
	Number of Options	Exercise Price (a)	Intrinsic Value
Balance as of April 26, 2008	2,030	$24.10	
Granted	52	30.45	
Exercised	(142)	11.59	
Canceled	(42)	22.85	
Balance as of April 25, 2009	1,898	$25.24	
Granted	86	20.76	
Exercised	(281)	12.36	
Canceled	(55)	33.15	
Balance as of April 24, 2010	1,648	$26.94	
Granted	51	32.08	
Exercised	(334)	17.82	
Canceled	(92)	23.02	
Balance as of April 30, 2011	1,273	$29.82	$8,025
Vested or expected to vest as of April 30, 2011	1,085	$29.89	$6,740
Exercisable as of April 30, 2011	590	$30.24	$3,351

(a) Weighted-average exercise price

The weighted average fair values of options granted during fiscal years 2011, 2010 and 2009 were $14.07, $8.95, and $13.50, respectively. The weighted average remaining contractual lives of options outstanding and options exercisable as of April 30, 2011 were 3.6 and 2.9 years, respectively. The Company settles stock option exercises with newly issued common shares.

Related to stock options exercised, the intrinsic value, cash received and tax benefits realized were $4.4, $6.1 and $1.2 million, respectively, in fiscal 2011; $3.4, $3.5 and $1.3 million, respectively, in fiscal 2010; and $2.5, $1.6 and $0.8 million, respectively, in fiscal 2009.

Restricted Stock and Performance Unit Awards

In fiscal 2006, the Company began to issue restricted stock and performance unit awards under the Equity Incentive Plan. The grant date fair value is based on the closing stock price on the day of the grant. Restricted stock awards to employees generally vest over a seven or nine-year period and are subject to forfeiture provisions. Certain restricted stock awards, which are held by line management, are subject to accelerated vesting provisions beginning three years after the grant date, based on certain operating goals. Restricted stock awards are also granted to non-employees directors on the date of each annual board meeting. These awards vest over three years. The performance unit awards, issued primarily to executive management, are earned at the end of a three-year period if certain operating goals are met, and are settled in an equivalent number of common shares or in cash as determined by the compensation committee of the Board of Directors. The satisfaction of operating goals is not finally determined until the end of a three-year period. Accordingly, the Company recognizes expense related to performance unit awards over the requisite service period using the straight-line method based on the outcome that is probable. During fiscal years 2011, 2010 and 2009, expense recognized related to restricted stock and performance unit awards was $5.5 million, $3.7 million, and $2.5 million, respectively. The total intrinsic value of restricted stock awards that vested in fiscal 2011, 2010 and 2009 was $3.5 million, $0.8 million and $0.5 million, respectively. No performance units have been granted since fiscal 2009 and none of the performance units that have been awarded were ultimately earned. As of April 30, 2011, no performance units were outstanding.

The following tables summarize information concerning non-vested restricted stock awards and performance unit awards for fiscal years 2011, 2010 and 2009:

	Restricted Stock Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 26, 2008	393	$37.21
Granted	206	32.95
Vested	(14)	33.60
Forfeitures	(48)	36.13
Outstanding at April 25, 2009	537	$35.77
Granted	451	20.35
Vested	(34)	36.65
Forfeitures	(35)	29.21
Outstanding at April 24, 2010	919	$28.42
Granted	406	31.91
Vested	(104)	33.07
Forfeitures	(110)	28.81
Outstanding at April 30, 2011	1,111	$29.22

	Performance Unit Awards	
	Shares	Weighted Average Grant-Date Fair Value
Outstanding at April 26, 2008	44	$ 36.77
Granted	32	31.34
Forfeitures and cancellations	(13)	42.62
Outstanding at April 25, 2009	63	$ 32.80
Forfeitures and cancellations	(36)	34.24
Outstanding at April 24, 2010	27	$ 30.88
Forfeitures and cancellations	(27)	(30.88)
Outstanding at April 30, 2011	0	$ 0

Employee Stock Purchase Plan

In June 1992, the Company adopted an Employee Stock Purchase Plan (the "Stock Purchase Plan"). A total of 4,750,000 shares of common stock are reserved for issuance under the Stock Purchase Plan. The Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, is administered by the Board of Directors of the Company or by a committee appointed by the Board of Directors and follows a calendar plan year. Employees are eligible to participate after nine months of employment with the Company if they are employed for at least 20 hours per week and more than five months per year. The Stock Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 10 percent of an employee's compensation, at 85 percent of the lower of the fair market value of the common stock on the offering date or at the end of each three-month period following the offering date during the applicable offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. At April 30, 2011, there were 568,439 shares available for purchase under the Stock Purchase Plan.

The Stock Purchase Plan includes a look-back option and accordingly there are several option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the employee stock purchase plan was $1.8, $1.6 and $1.6 million during fiscal years 2011, 2010 and 2009, respectively. The following table summarizes the weighted-average assumptions relating to the Stock Purchase Plan for fiscal years 2011, 2010 and 2009:

	2011	2010	2009
Expected dividend yield	0.4%	—	—
Expected stock price volatility	31.3%	29.0%	29.0%
Risk-free interest rate	0.2%	0.1%	2.2%
Expected life of options (years)	0.5	0.5	0.5

Capital Accumulation Plan

In 1996, the Company adopted an employee Capital Accumulation Plan (the "CAP Plan"). A total of 6,000,000 shares of common stock are reserved for issuance under the CAP Plan. Key employees of the Company or its subsidiaries are eligible to participate by purchasing common stock through payroll deductions, which must be between 5% and 25% of an employee' compensation, at 75% of the price of the common stock at the beginning of or the end of the calendar year, whichever is lower. The shares issued are restricted stock and are held in the custody of the Company until the restrictions lapse. The restriction period is three years from the beginning of the plan year, but restricted shares are subject to forfeiture provisions. At April 30, 2011, 2,424,521 shares were available for purchase under the CAP Plan.

Based on the provisions of the CAP Plan, there are option elements for which the fair value is estimated on the grant date using the Black-Scholes option-pricing model. Total expense recognized related to the CAP Plan was $1.4, $1.6 and $1.6 million during fiscal years 2011, 2010 and 2009, respectively. The following table summarizes the weighted-average assumptions relating to the CAP Plan for fiscal years 2011, 2010 and 2009:

	2011	2010	2009
Expected dividend yield	0.4%	—	—
Expected stock price volatility	31.3%	29.0%	29.0%
Risk-free interest rate	0.4%	1.1%	2.3%
Expected life of options (years)	1.0	1.0	1.0

15. Litigation

The Company is involved in various product related, employment related and other legal proceedings arising in the ordinary course of business. Some of these proceedings involve product liability claims arising out of the use of products the Company distributes. Product liability indemnification is generally obtained from our suppliers. However, in the event a supplier of a defective product is unable to pay a judgment for which the Company may be jointly liable, the Company would have liability for the entire judgment.

The Company maintains product liability insurance coverage for any potential liability for claims arising out of products sold by the Company. While the Company believes its insurance coverage is adequate, there can be no assurance that our insurance coverage is sufficient or will be available to us in adequate amounts or at reasonable costs in the future. Also, there can be no assurance that the indemnification agreements with our suppliers will provide us with adequate protection. In addition, future claims brought against the Company could involve claims not covered by insurance or indemnification agreements, and could have a material adverse effect on the Company's business or financial condition.

As of April 30, 2011 and April 24, 2010, the Company had accrued our best estimate of potential losses relating to product liability and other claims that were probable to result in a liability and for which it was possible to reasonably estimate a loss. These accrued amounts, as well as related expenses, have not been material to our financial position, results of operations or cash flows. Our method for determining estimated losses considers currently available facts, presently enacted laws and regulations and other external factors, including probable recoveries from third parties.

16. Quarterly Results (unaudited)

Quarterly results are determined in accordance with the accounting policies used for annual data and include certain items based upon estimates for the entire year. All fiscal quarters include results for 13 weeks, except for the quarter ended July 31, 2010, which included 14 weeks. The following table summarizes results for fiscal 2011 and 2010.

	Quarter Ended			
	Apr. 30, 2011	Jan. 29, 2011	Oct. 30, 2010	July 31, 2010
Net sales	$883,819	$824,650	$857,414	$849,787
Gross profit	303,949	280,875	279,201	280,200
Operating income	104,125	92,707	90,152	89,024
Net income	62,707	55,396	53,357	53,925
Earnings per share—basic	$ 0.52	$ 0.47	$ 0.45	$ 0.45
Earnings per share—diluted	$ 0.52	$ 0.47	$ 0.45	$ 0.45

	Quarter Ended			
	Apr. 24, 2010	Jan. 23, 2010	Oct. 24, 2009	July 25, 2009
Net sales	$812,762	$820,084	$814,951	$789,579
Gross profit	288,111	276,069	266,537	258,684
Operating income	100,248	93,767	84,486	76,790
Net income	61,805	56,049	49,343	45,057
Earnings per share—basic	$ 0.52	$ 0.47	$ 0.42	$ 0.38
Earnings per share—diluted	$ 0.52	$ 0.47	$ 0.41	$ 0.38

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

Management's Annual Report on Internal Control Over Financial Reporting

The management of Patterson Companies, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those internal control systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial and accounting officer, we assessed the effectiveness of our internal control over financial reporting as of April 30, 2011, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework.* Based on its assessment, management has concluded that our internal control over financial reporting was effective as of April 30, 2011. During its assessment, management did not identify any material weaknesses in our internal control over financial reporting. Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements included in Item 8, *Financial Statements and Supplementary Data,* of this Annual Report on Form 10-K, has issued an unqualified report on our internal control over financial reporting.

/s/ SCOTT P. ANDERSON

President and Chief Executive Officer

/s/ R. STEPHEN ARMSTRONG

Executive Vice President, Chief Financial Officer and Treasurer

The report of the Company's independent registered public accounting firm on internal control over financial reporting is included in Item 8. of this Annual Report on Form 10-K.

Evaluation of Disclosure Controls and Procedures

As of April 30, 2011, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities and Exchange Act of 1934 (the "Exchange Act"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. Disclosure controls and procedures are defined by Rules 13a-15(e) and 15d-15(e) of the Exchange Act as controls and other procedures that are designed to ensure that information required to be disclosed by the Company in reports filed with the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal year 2011, there were no significant changes in the Company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Item 9B. OTHER INFORMATION

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding the directors of the Company is incorporated herein by reference to the descriptions set forth under the caption "Proposal No. 1 Election of Directors" in the Company's Proxy Statement for its Annual Meeting of Shareholders to be held on September 12, 2011 (the "2011 Proxy Statement"). Information regarding executive officers of the Company is incorporated herein by reference to Item 1 of Part I of this Form 10-K under the caption "Executive Officers of the Registrant." Information regarding compliance with Section 16(a) of the Securities Exchange Act of 1934 is incorporated herein by reference to the information set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the 2011 Proxy Statement. The information called for by Item 10, as to the audit committee and the audit committee financial expert, is set forth under the captions "Proposal No. 1 Election of Directors" and "Our Board of Directors and Committees" in the 2011 Proxy Statement and such information is incorporated by reference herein.

Code of Ethics

The Company has adopted Principles of Business Conduct and Code of Ethics for its Chief Executive Officer, Chief Financial Officer, Directors and all employees. The Company has made its Code of Ethics available on its website (www.pattersoncompanies.com) under the section "Investor Relations—Governance." The Company intends to satisfy the disclosure requirement of Form 8-K regarding an amendment to, or waiver from, a provision of its Code of Ethics by posting such information on its website at the address and location specified above.

Item 11. EXECUTIVE COMPENSATION

Information regarding executive compensation and director compensation is incorporated herein by reference to the information set forth under the captions "Non-Employee Director Compensation" and "Executive Compensation" in the 2011 Proxy Statement.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information as of April 30, 2011 about the common stock that may be issued under all of our existing equity compensation plans. All of these plans have been approved by our shareholders, except the Canadian Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,272,710	$29.82	7,438,701
Equity compensation plans not approved by security holders	—	—	1,919,895
Total	1,272,710	$29.82	9,358,596

Effective June 2000, we adopted the Canadian Plan. The Canadian Plan permits eligible employees who are designated and awarded an option to purchase such option through salary deductions. The option purchase price is equal to 37.5% of the market price on the date of grant. Options may be exercised three years after the grant date and terminate five years after the grant of the option. Options may be exercised to purchase shares at a price equal to the remaining 62.5% of the market price on the date of grant. A total of 2,000,000 shares of common stock have been reserved for issuance under the Canadian Plan.

The other information required by this item is incorporated herein by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the 2011 Proxy Statement.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information called for by Item 13 is incorporated herein by reference to the information set forth under the captions "Certain Relationships and Related Transactions" and "Our Board of Directors and Committees" in the 2011 Proxy Statement.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information relating to principal accounting fees and services and pre-approval policies and procedures is set forth under the captions "Proposal No. 4 Ratification of Selection of Independent Registered Public Accounting Firm—Principal Accountant Fees and Services" in the 2011 Proxy Statement and such information is incorporated by reference herein.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements.

The following Consolidated Financial Statements and supplementary data of the Company and its subsidiaries are included in Part II, Item 8:

2. Financial Statement Schedules.

The following financial statement schedule is filed herewith: Schedule II—Valuation and Qualifying Accounts for the Years Ended April 30, 2011, April 24, 2010 and April 25, 2009.

Schedules other than that listed above have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

3. Exhibits.

Exhibit	
2.1	Article of Merger and Plan of Merger dated June 23, 2004 [10]
3.1	The Company's Restated Articles of Incorporation [10]
3.2	The Company's Bylaws, as amended [1]
4.1	Specimen form of the Company's Common Stock Certificate [10]
4.2	Pursuant to Item 601 (b)(4)(iii)(A) of Regulation S-K, the registrant has omitted to file certain unregistered convertible debentures. The total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant hereby agrees to furnish a copy of such convertible debentures to the Commission upon request. [8]
4.3	Credit Agreement dated as of November 25, 2003 among Patterson Dental Company, as the Company, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, Bank One, NA (main office Chicago), as Administrative Agent, Bank of America, N.A., as Syndication Agent and Suntrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents [9]
4.4	Note Purchase Agreement dated as of November 15, 2003 among Patterson Dental Company, AbilityOne Products Corp., AbilityOne Corporation, Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP [9]

Exhibit	
10.1	Patterson Dental Company Employee Stock Ownership Plan, as amended [1]
10.2	Patterson Dental Company 1992 Stock Option Plan [1]
10.3	Patterson Dental Company 1992 Director Stock Option Plan [1]
10.4	Patterson Dental Company Employee Stock Purchase Plan [1]
10.5	Patterson Dental Company Capital Accumulation Plan [2]
10.6	Patterson Companies, Inc. Fiscal 2012 Incentive Plan
10.7	ESOP Loan Agreement dated June 15, 1990 as amended July 13, 1992 [1]
10.8	Amended and Restated Term Promissory Note dated July 13, 1992 [1]
10.9	Second Amended and Restated Contract Purchase Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association [3]
10.10	Amended and Restated Credit Agreement dated April 28, 2000 between Patterson Dental Company and U.S. Bank National Association [3]
10.11	Asset Purchase Agreement by and among Patterson Dental Company and J. A. Webster, Inc. [4]
10.12	Third Amended and Restated Contract Purchase Agreement dated June 19, 2002 between Patterson Dental Company and U. S. Bank National Association [5]
10.13	Third Amended and Restated Receivables Purchase Agreement dated December 3, 2010 between PDC Funding Company, LLC, Patterson Companies, Inc., The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch (the "Bank") and a commercial paper conduit managed by the Bank. [12]
10.14	Receivables Sale Agreement dated May 10, 2002 among PDC Funding Company, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc. [5]
10.15	2001 Non-Employee Director Stock Option Plan [5]
10.16	Amendments to Restated Employee Stock Purchase Plan [5]
10.17	Amended and Restated Employee Stock Ownership Plan [5]
10.18	Stock Option Plan for Canadian Employees [6]
10.19	Patterson Companies, Inc. Equity Incentive Plan [11]
10.20	ESOP Loan Agreement dated April 1, 2002 [7]
10.21	Promissory Note dated April 1, 2002 between GreatBanc Trust Company, an Illinois corporation, not in its individual or corporate capacity, but solely as trustee of the Thompson Dental Company Employee Stock Ownership Plan and Trust and Thompson Dental Company [7]
10.22	Bridge Credit Facility dated as of September 12, 2003 among Patterson Dental Company as the borrower and Banc One Mezzanine Corporation, as Administrative Agent and Bank of America, N.A., as Syndication Agent. [8]
10.23	ESOP Loan Agreement dated September 11, 2006 [13]
10.24	ESOP Note dated September 11, 2006 [13]
10.25	Receivables Sale Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Dental Supply, Inc., and Webster Veterinary Supply, Inc. [14]
10.26	Contract Purchase Agreement dated April 27, 2007 among PDC Funding Company II, LLC, Patterson Companies, Inc., U.S. Bank National Association and The Northern Trust Company [14]

Exhibit	
10.27	Amended and Restated Credit Agreement, dated as of November 28, 2007, among Patterson Companies, Inc., as the Company, the Subsidiary Borrowers from time to time parties hereto, the Lenders from time to time parties hereto, JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent, Bank of America, N.A., as Syndication Agent, and SunTrust Bank, the Northern Trust Company, and U.S. Bank National Association, as Documentation Agents. [15]
10.28	Note Purchase Agreement dated March 19, 2008 among Patterson Companies, Inc., Patterson Medical Holdings, Inc., Patterson Medical Supply, Inc., Patterson Dental Holdings, Inc., Patterson Dental Supply, Inc., Webster Veterinary Supply, Inc. and Webster Management, LP [16]
10.29	Term Loan Credit Agreement dated March 20, 2008 among Patterson Companies, Inc., as the Borrower, the Lenders from time to time parties hereto and JPMorgan Chase Bank, National Association (Successor by merger to Bank One, NA (Main Office Chicago)), as Administrative Agent [16]
10.30	Accelerated Share Repurchase Agreement, dated March 19, 2008, by and between Patterson Companies, Inc. and JPMorgan Chase Bank, National Association [16]
21	Subsidiaries
23	Consent of Independent Registered Public Accounting Firm
31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-4(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	(Filed Electronically) The following financial information from our Annual Report on Form 10-K for fiscal 2011, filed with the SEC on June 29, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated balance sheets at April 30, 2011 and April 24, 2010, (ii) the consolidated statements of income for the year ended April 30, 2011, April 24, 2010 and April 25, 2009, (iii) the consolidated statements of cash flows for the years ended April 30, 2011, April 24, 2010 and April 25, 2009, (iv) the consolidated statements of changes in stockholders' equity for the years ended April 30, 2011, April 24, 2010 and April 25, 2009 and (v) the notes to the consolidated financial statements. [(a)]

(a) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

1 Incorporated by reference to the Registrant's Registration Statement on Form S-1 (No. 33-51304) filed with the Securities and Exchange Commission August 26, 1992.

2 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 1996.

3 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 29, 2000.

4 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 28, 2001.

5 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 27, 2002.

6 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 25, 2003.

7 Incorporated by reference to the Registrant's Form 10-K for the fiscal year ended April 26, 2003.
8 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended October 25, 2003.
9 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended January 24, 2004.
10 Incorporated by reference to the Registrant's Form 10-Q for the quarterly period ended July 31, 2004.
11 Incorporated by reference to the Registrant's Form 8-K/A dated September 14, 2004, filed on September 29, 2004.
12 Incorporated by reference to the Registrant's Form 8-K dated December 3, 2010, filed on December 8, 2010.
13 Incorporated by reference to the Registrant's Form 8-K dated September 11, 2006, filed on September 12, 2006.
14 Incorporated by reference to the Registrant's Form 8-K dated April 27, 2007, filed on May 3, 2007.
15 Incorporated by reference to the Registrant's Form 8-K dated November 28, 2007, filed on December 3, 2007.
16 Incorporated by reference to the Registrant's Form 8-K dated March 19, 2008, filed on March 24, 2008.

(b) See Schedule II.

(c) See Index to Exhibits.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATTERSON COMPANIES, INC.

Dated: June 29, 2011

By /s/ SCOTT P. ANDERSON

Scott P. Anderson,
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

		Date
/s/ SCOTT P. ANDERSON **Scott P. Anderson**	President and Chief Executive Officer (Principal Executive Officer)	June 29, 2011
/s/ R. STEPHEN ARMSTRONG **R. Stephen Armstrong**	Executive Vice President, Treasurer, and Chief Financial Officer (Principal Financial and Accounting Officer)	June 29, 2011
/s/ PETER L. FRECHETTE **Peter L. Frechette**	Director (Chairman of the Board of Directors)	June 29, 2011
/s/ JOHN D. BUCK **John D. Buck**	Director	June 29, 2011
/s/ RONALD E. EZERSKI **Ronald E. Ezerski**	Director	June 29, 2011
/s/ ANDRE B. LACY **Andre B. Lacy**	Director	June 29, 2011
/s/ CHARLES REICH **Charles Reich**	Director	June 29, 2011
/s/ ELLEN A. RUDNICK **Ellen A. Rudnick**	Director	June 29, 2011
/s/ HAROLD C. SLAVKIN **Harold C. Slavkin**	Director	June 29, 2011
/s/ BRIAN S. TYLER **Brian S. Tyler**	Director	June 29, 2011
/s/ LES C. VINNEY **Les C. Vinney**	Director	June 29, 2011
/s/ JAMES W. WILTZ **James W. Wiltz**	Director	June 29, 2011

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

PATTERSON COMPANIES, INC.
(Dollars in thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Year ended April 30, 2011:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 9,111	$ 3,409	$ —	$ 4,155	$ 8,365
LIFO inventory adjustment	$56,961	$ 4,424	$ —	$ —	$61,385
Inventory obsolescence reserve	8,329	10,403	—	12,888	5,844
Total inventory reserve	$65,290	$14,827	$ —	$12,888	$67,229
Year ended April 24, 2010:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 9,773	$ 4,579	$ —	$ 5,241	$ 9,111
LIFO inventory adjustment	$51,934	$ 5,027	$ —	$ —	$56,961
Inventory obsolescence reserve	8,381	10,347	—	10,399	8,329
Total inventory reserve	$60,315	$15,374	$ —	$10,399	$65,290
Year ended April 25, 2009:					
Deducted from asset accounts:					
Allowance for doubtful accounts	$ 8,030	$ 4,193	$1,181	$ 3,631	$ 9,773
LIFO inventory adjustment	$44,333	$ 7,601	$ —	$ —	$51,934
Inventory obsolescence reserve	5,497	13,676	1,310	12,102	8,381
Total inventory reserve	$49,830	$21,277	$1,310	$12,102	$60,315

INDEX TO EXHIBITS

Exhibit 10.6	Patterson Companies, Inc. Fiscal 2012 Incentive Compensation Plan
Exhibit 21	Subsidiaries
Exhibit 23	Consent of Independent Registered Public Accounting Firm
Exhibit 31.1	Certification of the Chief Executive Officer pursuant to Rules 13a-4(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 31.2	Certification of the Chief Financial Officer pursuant to Rules 13a-4(a) and 15d-14(a), under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
Exhibit 32.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 32.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
Exhibit 101	(Filed Electronically) The following financial information from our Annual Report on Form 10-K for fiscal 2011, filed with the SEC on June 29, 2011, formatted in Extensible Business Reporting Language (XBRL): (i) the consolidated balance sheets at April 30, 2011 and April 24, 2010, (ii) the consolidated statements of income for the year ended April 30, 2011, April 24, 2010 and April 25, 2009, (iii) the consolidated statements of cash flows for the years ended April 30, 2011, April 24, 2010 and April 25, 2009, (iv) the consolidated statements of changes in stockholders' equity for the years ended April 30, 2011, April 24, 2010 and April 25, 2009 and (v) the notes to the consolidated financial statements. [a]

(a) The XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to liability of that section and shall not be incorporated by reference into any filing or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing or document.

Exhibit 10.6

PATTERSON COMPANIES, INC.
Fiscal 2012
Incentive Plan

PLAN PURPOSE

The objective of Fiscal 2012 Patterson Companies, Inc. (PDCO) Incentive Compensation Plan (the "Plan") is to encourage greater initiative, resourcefulness, teamwork, and efficiency on the part of its employees. The day-to-day performance and responsibilities of each individual have a direct impact on our internal and external customer satisfaction, sales and operational goals, which ultimately affects the profitability of the Company.

ELIGIBILITY

Participation

This Incentive Program is designed to include designated employees across the organization. Incentive opportunity for targeted groups of employees is specified in the Plan schedules attached to this document. Newly hired, transferred, or employees who become participants during the Plan year will be eligible on a prorated basis under the respective schedule.

Participation in the Plan is determined by the CEO with approval of the President of each respective subsidiary or operating unit and is based on level of responsibility and organizational impact of the participant.

Participants are eligible for participation in only one Patterson Companies, Inc. (or subsidiary thereof) incentive, bonus, or other variable pay program, unless so authorized by specific provisions included in this Plan and the respective Patterson Companies, Inc. variable pay Plan document(s).

Award Payments

To receive an award several criteria must be met:

Employment—To be eligible to receive an award, the individual must be employed by Patterson Companies, Inc., or a subsidiary thereof, on the date awards are made;

Job elimination—Participants whose positions are eliminated may, at the discretion of management, be eligible for prorated awards based on tenure in the qualifying position, overall performance level, actual results attained, and other criteria determined by management;

Job transfer—Participants who transfer into or out of eligible positions within the Company may be eligible for prorated awards based on tenure in the qualifying position, overall performance level, actual results attained, and management discretion;

Performance—Continued participation in the Plan is dependent upon the participant remaining an employee in good standing as defined by Patterson Companies, Inc. or its subsidiary. To qualify for an award, a participant must have a satisfactory performance rating and not be on a formal performance improvement plan. A participant on written warning or disciplinary status at any time during the Plan year may have his/her incentive award reduced or denied at management's discretion;

Ethical and Legal Standards—Participants are required to be in compliance with, and abide by, Patterson Companies, Inc. Code of Ethics and comply with the letter and spirit of its provisions at all times.

No awards are considered earned until they are paid.

BASIS FOR AWARDS

The management of Patterson Companies, Inc. will approve participant objectives and evaluate performance of the business unit. Performance will be evaluated based on the specific goals and measures described in the attached plan schedules, the effective management of customer and employee relations, and compliance with Company expectations of good business practices and ethical conduct.

Patterson Companies, Inc. reserves the right to make changes to the Plan at any time, including but not limited to: withdraw or withhold from the Plan any transaction, product or service it might select; revise territories; establish specific account, customer, or portfolio representation; and assign or reassign specific accounts, customers, or portfolios within a participant's location service area at any time during the fiscal year.

Goals, incentive targets, territory assignments, and any other factors affecting this Plan may be reviewed and changed at any time during the Plan year.

APPROVAL OF AWARD PAYMENTS

The President of each respective subsidiary or operating unit will review and approve all award recommendations prior to submission to payroll for payment. Management may adjust payments at its own discretion to reflect the impact of any event that distorts actual results achieved and effective management of customer and employee relations. All awards are paid at the discretion of management.

DISTRIBUTION OF AWARD PAYMENTS

Generally, awards are calculated following the end of the fiscal year and payments are scheduled within 75 days after the end of the fiscal year.

Award payments are made by the same means as the individual's normal payroll. Applicable withholdings are deducted from all payments. Payments made under this Plan will be used in the calculation of benefits only as allowed under the applicable benefit plan. Awards are considered as earned by the participant on the date of actual distribution.

Generally, awards are determined and paid according to the provisions of this Plan document. Any exceptions require the approval of the President of each respective subsidiary or operating unit.

CHANGES IN EMPLOYMENT STATUS

In the event a participant dies, becomes disabled (as defined by Patterson's Group Long Term Disability Plan provisions), retires, or is on a leave of absence (as defined by applicable Patterson policies), he/she may be eligible for an award based on management's discretionary review of the participant's actual performance and actual work done while at work. In the event of death, the award payment, if any, is issued in the name of the deceased and made payable to the estate.

ADOPTION AND ADMINISTRATION

The President and Chief Executive Officer of Patterson Companies, Inc., and the President of the subsidiary or operating unit, or the Vice President—Human Resources on their behalf, must approve the attached Plan schedules. The Plan schedules are effective for each fiscal year of the Company and are updated annually.

The President of each respective subsidiary or operating unit holds general authority and on-going responsibility for Plan administration. Any exceptions to the provisions in this Plan require approval of the President of Patterson Companies, Inc. and the President of the respective subsidiary or operating unit. The foregoing officers and the Executive Vice President of Patterson Companies, Inc., or the Vice President of Human Resources acting on their behalf, have the authority to interpret the terms of this Plan.

This Plan supersedes all prior Incentive Plans. No agreements or understandings will modify this Plan unless they are in writing and approved by the President and Chief Executive Officer of Patterson Companies, Inc. and the President of the respective subsidiary or operating unit. This Plan is reviewed annually to determine the appropriateness of future continuation.

NO CONTRACT

Participation in this Plan does not constitute a contract of employment and shall not affect the right of Patterson Companies, Inc. to discharge, transfer, or change the position of a participant. The employment of any person participating in the Plan may be terminated at any time and no promise or representation is made regarding continued employment because of participation in the Plan.

The Plan shall not be construed to limit or prevent Patterson Companies, Inc. from adopting or changing, from time to time, any rules, standards, or procedures affecting a participant's employment with Patterson Companies, Inc. or any Patterson Companies, Inc. affiliate, including those which affect award payments, with or without notice to the participant.

ETHICAL AND LEGAL STANDARDS

A participant shall not pay, offer to pay, assign or give any part of his/her compensation or any other money to any agent, customer, or representative of the customer or any other person as an inducement or reward for assistance in making a sale. Moreover, no rights under this Plan shall be assignable or subject to any pledge or encumbrance of any nature.

If a participant fails to comply with the Patterson Companies, Inc. Code of Ethics or the provisions included in this Plan document or violates any other Company policy, his/her award may be adjusted, reduced, or denied at the discretion of Patterson Companies, Inc. management.

Approved

____________________	____________________
Scott P. Anderson President & Chief Executive Officer	R. Stephen Armstrong Chief Financial Officer and Executive Vice President
____________________	____________________
Date	Date

Exhibit 21

SUBSIDIARIES

NAME	JURISDICTION OF INCORPORATION
Patterson Dental Holdings, Inc.	Minnesota
Patterson Dental Supply, Inc.	Minnesota
Direct Dental Supply Co.	Nevada
Patterson Dental Canada Inc.	Canada
Patterson Technology Center, Inc.	Minnesota
Patterson Office Supplies, Inc.	Minnesota
Williamston Industrial Center, LLC	Michigan
PDC Funding Company, LLC	Minnesota
PDC Funding Company II, LLC	Minnesota
Webster Veterinary Supply, Inc.	Minnesota
Webster Management LP	Minnesota
Patterson Medical Holdings, Inc.	Delaware
Patterson Medical Supply, Inc.	Minnesota
Tumble Forms, Inc.	New York
Midland Manufacturing Company, Inc.	South Carolina
Sammons Preston Canada, Inc.	Ontario
Patterson Global Limited	England & Wales
Kinetec S.A.	France
Patterson Medical Limited	England & Wales
Mobilis Healthcare Group Ltd	United Kingdom
Halo Healthcare Ltd	United Kingdom
County Footwear Ltd	United Kingdom
Ausmedic Australia Pty	Australia
Auckbritt International Ltd	New Zealand
Metron Holding Pty	Australia
Metron Medical Australia Ltd	Australia
Metron Medical Co. Ltd	Thailand
Physio Med Services Ltd	United Kingdom
Days Healthcare Property Investments Ltd	United Kingdom
PCI Limited I, LLC	Delaware
PCI Limited II, LLC	Delaware
PCI Two Limited Partnership	England
Patterson Logistics Services, Inc.	Minnesota
Dolphin Imaging Systems, LLC	Delaware
Dolphin Practice Management, LLC	Delaware

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 333-137497, 33-56764, 333-03583, 333-45742, 333-87488, 333-101691, and 333-114643) and the Registration Statements on Forms S-3 (Nos. 333-19951, 333-41199, 333-61489, 333-79147, and 333-116226) of Patterson Companies, Inc. of our reports dated June 29, 2011, with respect to the consolidated financial statements and schedule of Patterson Companies, Inc., and the effectiveness of internal control over financial reporting of Patterson Companies, Inc. included in this Annual Report (Form 10-K) for the year ended April 30, 2011.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 29, 2011

Exhibit 31.1

Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Scott P. Anderson, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 30, 2011 of Patterson Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2011

/s/ SCOTT P. ANDERSON

Scott P. Anderson
President and Chief Executive Officer

Exhibit 31.2

Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, R. Stephen Armstrong, certify that:

1. I have reviewed this annual report on Form 10-K for the fiscal year ended April 30, 2011 of Patterson Companies, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: June 29, 2011

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

Exhibit 32.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

June 29, 2011

/s/ SCOTT P. ANDERSON

Scott P. Anderson
President and Chief Executive Officer

Exhibit 32.2

Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report on Form 10-K of Patterson Companies, Inc., (the "Company") for the fiscal year ended April 30, 2011, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned officer of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

June 29, 2011

/s/ R. STEPHEN ARMSTRONG

R. Stephen Armstrong
Executive Vice President, Chief Financial Officer and Treasurer

(This page has been left blank intentionally.)

This report contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are information of a non-historical nature and are subject to risks and uncertainties which are beyond the Company's ability to control. The Company cautions shareholders and prospective investors that the following factors, among others, may cause actual results to differ materially from those indicated by the forward-looking statements: the ability to integrate recent acquisitions into Patterson's operations in a timely manner; competition within the dental, veterinary, and rehabilitative and assistive living supply industries; changes in the economics of dentistry, including reduced growth in expenditures by private dental insurance plans, the effects of economic conditions and the effects of healthcare reform, which may affect future per capita expenditures for dental services and the ability and willingness of dentists to invest in high-technology products; the effects of healthcare related legislation and regulation which may affect expenditures or reimbursements for rehabilitative and assistive products; changes in the economics of the veterinary supply market, including reduced growth in per capita expenditures for veterinary services and reduced growth in the number of households owning pets; the ability of the Company to maintain satisfactory relationships with its sales force; unexpected loss of key senior management personnel; unforeseen operating risks; and risks associated with the dependence on manufacturers of the Company's products. Forward-looking statements are qualified in their entirety by the cautionary language set forth in the Company's filings with the Securities and Exchange Commission.



1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/686-1600
www.pattersoncompanies.com

Patterson Dental
1031 Mendota Heights Road
St. Paul, MN 55120-1419
651/ 686-1600

Webster Veterinary
137 Barnum Road
Devens, MA 01434
978/353-6000

Patterson Medical
1000 Remington Boulevard, Suite 210
Bolingbrook, IL 60440-5117
630/378-6300